Exhibit 2.1

AGREEMENT AND PLAN OF REORGANIZATION

by and among:

ON Semiconductor Corporation,
a Delaware corporation;

Sonic Acquisition Corp.,
a Delaware corporation;

and

Synaptics Incorporated,
a Delaware corporation;

Dated as of June 25, 2026

TABLE OF CONTENTS

Article I
THE MERGER

1.1	The Merger	5
1.2	Closing	5
1.3	Certificate of Incorporation and Bylaws	5
1.4	Directors and Officers	5
1.5	Effect on Company Capital Stock	6
1.6	Treatment of Company Equity Awards	7
1.7	Exchange of Certificates and Cancellation of Book-Entry Positions	10
1.8	Further Action	13
1.9	Tax Withholding	13
1.10	No Dissenters’ Rights	14

Article II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

2.1	Due Organization and Good Standing	14
2.2	Capitalization	14
2.3	Subsidiaries	16
2.4	Authority; Binding Nature of Agreement	17
2.5	Vote Required	17
2.6	Non-Contravention; Consents	17
2.7	Reports; Financial Statements; Internal Controls	18
2.8	Absence of Certain Changes	20
2.9	Intellectual Property and Related Matters	20
2.10	Title to Assets; Real Property	23
2.11	Contracts	24
2.12	Company Products and Warranties	27
2.13	Top Customers; Distributors and Suppliers	27
2.14	Compliance with Legal Requirements	28
2.15	Legal Proceedings; Investigations; Orders	28
2.16	Anti-Corruption Laws; Anti-Money Laundering Laws; Sanctions Laws; Export Control Laws	28
2.17	Tax Matters	29
2.18	Employee Benefit Plans	31
2.19	Labor Matters	34
2.20	Environmental Matters	34
2.21	Insurance	35
2.22	Takeover Statutes	35
2.23	Ownership of Parent Common Stock	35
2.24	Opinion of Financial Advisor	35
2.25	Brokers	35
2.26	Information Supplied	36

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Article III
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

3.1	Due Organization and Good Standing	36
3.2	Capitalization	36
3.3	Subsidiaries	37
3.4	Authority; Binding Nature of Agreement	38
3.5	Non-Contravention; Consents	39
3.6	Reports; Financial Statements; Internal Controls	39
3.7	Absence of Certain Changes	41
3.8	Intellectual Property and Related Matters	41
3.9	Compliance with Legal Requirements	42
3.10	Legal Proceedings; Investigations; Orders	43
3.11	Tax Matters	43
3.12	Takeover Statutes	44
3.13	Ownership of Company Common Stock	44
3.14	Brokers	44
3.15	Information Supplied	44
3.16	Availability of Shares & Funds	44
3.17	Merger Sub	44

Article IV
COVENANTS

4.1	Access	45
4.2	Interim Operations	45
4.3	Company No Solicitation	53
4.4	Registration Statement; Proxy Statement/Prospectus	56
4.5	Meeting of Company’s Stockholders; Company Change in Recommendation	57
4.6	Filings; Other Actions	60
4.7	Merger Sub; Parent Vote	63
4.8	Publicity; Confidentiality	63
4.9	Company ESPP; Other Employee Benefits	64
4.10	Certain Tax Matters	67
4.11	Indemnification; Directors’ and Officers’ Insurance	67
4.12	Stockholder Litigation	69
4.13	Stock Exchange Listing and Delisting	69
4.14	Section 16 Matters	70
4.15	Director and Officer Resignations	70
4.16	Takeover Statutes	70
4.17	Treatment of Company Indebtedness	70
4.18	Notification of Certain Events	72

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Article V
CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE MERGER

5.1	Conditions Precedent to Each Party’s Obligations	73
5.2	Additional Conditions Precedent to Parent’s Obligations	73
5.3	Additional Conditions Precedent to Company’s Obligations	74

Article VI
TERMINATION

6.1	Termination	75
6.2	Effect of Termination	77
6.3	Termination Fees	77

Article VII
MISCELLANEOUS PROVISIONS

7.1	Amendment	79
7.2	Waiver	79
7.3	No Survival of Representations and Warranties	80
7.4	Entire Agreement; Non-Reliance; Third-Party Beneficiaries	80
7.5	Governing Law; Jurisdiction	82
7.6	Payment of Expenses	82
7.7	Assignability; Parties in Interest	83
7.8	Notices	83
7.9	Severability	84
7.10	Counterparts	84
7.11	Specific Performance	84
7.12	Disclosure Schedules	85
7.13	Construction	85

Exhibit

Exhibit A	Definitions
Exhibit B	Form of Certificate of Incorporation of Surviving Corporation

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AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made and entered into as of June 25, 2026, by and among: ON Semiconductor Corporation, a Delaware corporation (“Parent”); Sonic Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”); and Synaptics Incorporated, a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A.         Each of Parent, Merger Sub and the Company desires to effect the acquisition of the Company by Parent, by means of a statutory merger of Merger Sub with and into the Company, pursuant to which the Company would survive and become a wholly-owned Subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL.

B.          The Company Board has unanimously (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement; (iii) recommended that the Company’s stockholders adopt and approve this Agreement and the transactions contemplated hereby, including the Merger; and (iv) directed that this Agreement be submitted to the Company’s stockholders for adoption at a duly held meeting of such stockholders for such purpose (including any adjournment or postponement thereof).

C.           The Parent Board has unanimously (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger and the issuance of shares of Parent Common Stock in connection therewith, are fair to and in the best interests of Parent and its stockholders; and (ii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger and the issuance of shares of Parent Common Stock in connection therewith, on the terms and subject to the conditions set forth in this Agreement.

D.          The board of directors of Merger Sub has (i) determined that it is advisable and in the best interests of Merger Sub and its sole stockholder for Merger Sub to enter into this Agreement; (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger; and (iii) recommended that its sole stockholder adopt this Agreement.

E.         It is intended that, for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is hereby adopted as, a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), to which Parent, Merger Sub, and the Company are parties under Section 368(b) of the Code.

AGREEMENT

The parties to this Agreement, in consideration of the representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, agree as follows:

ARTICLE I
THE MERGER

1.1         The Merger. At the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the DGCL and upon the terms and subject to the conditions set forth in this Agreement, whereupon the separate existence of Merger Sub shall cease, and the Company shall be the surviving corporation (“Surviving Corporation”) in the Merger and a wholly owned Subsidiary of Parent.

1.2          Closing. The consummation of the Merger (the “Closing”) shall be held (a) at the offices of Baker & McKenzie LLP, 600 Hansen Way, Palo Alto, CA 94304, or (b) remotely by exchange of documents and signatures (or their electronic counterparts), in either case unless another place is agreed to in writing by the parties to this Agreement, on a date to be designated jointly by Parent and the Company, which shall be no later than the fifth (5th) Business Day after the satisfaction or, to the extent permitted hereunder and by applicable Legal Requirements, waiver of the last to be satisfied or waived of all conditions to the parties’ respective obligations to effect the Merger set forth in Sections 5.1, 5.2 and 5.3, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions at the Closing, unless another time or date is agreed to in writing by Parent and the Company. The date on which the Closing actually takes place is referred to as the “Closing Date”. Subject to the provisions of this Agreement, at the Closing, the parties shall cause the Merger to be consummated by filing a certificate of merger in requisite and customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary”) and make all other filings or recordings required by the DGCL in connection with effecting the Merger. The Merger shall become effective on the date and at such time as the Certificate of Merger is filed with the Delaware Secretary or at such later time as may be mutually agreed to in writing by Parent and the Company and specified in the Certificate of Merger (the time at which the Merger becomes effective being referred to in this Agreement as the “Effective Time”).

1.3         Certificate of Incorporation and Bylaws. At the Effective Time, the certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be amended and restated in its entirety to be in the form attached hereto as Exhibit B, and subject to Section 4.11, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation in the Merger, until thereafter amended in accordance with applicable Legal Requirements, except in each case the name of the Surviving Corporation shall be “Synaptics Incorporated”.

1.4          Directors and Officers.

(a)         From and after the Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Legal Requirements and the Surviving Corporation’s Organizational Documents: (i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation; and (ii) the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

(b)         Prior to the Effective Time, Parent shall take such actions as may be reasonably necessary or appropriate such that, as of the Effective Time, the Parent Board shall include one (1) director, designated by Parent from among those directors serving on the Company Board as of immediately prior to the Effective Time that have been proposed to Parent by the Company Board for consideration (such selection to be made after reasonable consultation with, and reasonable consideration of the recommendations of, the Company), which designee must qualify as an “independent director” of Parent under applicable Nasdaq rules and regulations and applicable Legal Requirements. Such director shall hold office until the earliest to occur of the appointment or election and qualification of his or her successor or his or her death, resignation, disqualification or proper removal as a member of the Parent Board. Parent agrees that the Governance and Sustainability Committee of the Parent Board (or its then equivalent applicable committee), acting, in its judgment, in accordance with its duties and authority pursuant to Parent’s Organizational Documents and policies and its committee charter, will reasonably consider recommending the nomination of such individual appointed to the Parent Board (using the same criteria and standards, and in the same manner, as the Governance and Sustainability Committee (or its then equivalent applicable committee) applies to other existing members of the Parent Board standing for re-nomination) pursuant to this Section 1.4(b), and, in the case of such recommendation Parent will nominate such individual, for reelection at Parent’s first annual stockholders meeting that occurs after the Closing.

1.5          Effect on Company Capital Stock.

(a)         Subject to the terms and conditions of this Agreement, at the Effective Time, automatically, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company:

(i)          Conversion of Company Common Stock. Subject to Section 1.5(c), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares) shall be converted into the right to receive a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”). All shares of Company Common Stock, including all uncertificated shares of Company Common Stock represented by book-entry form (“Company Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each a “Company Stock Certificate”) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration (including the right to receive, pursuant to Section 1.5(d), the Fractional Share Cash Amount, and dividends or other distributions pursuant to Section 1.7(e), if any) upon the surrender of such shares of Company Common Stock in accordance with Section 1.7.

(ii)       Cancellation of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned or held in the Company’s treasury or by any Company Subsidiary, and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Parent, any Parent Subsidiary or Merger Sub immediately prior to the Effective Time, shall be cancelled and shall cease to exist (the “Cancelled Shares”), and no consideration shall be paid or payable in respect thereof.

(b)         Treatment of Equity Interests of Merger Sub. Subject to the terms and conditions of this Agreement, at the Effective Time, automatically, by virtue of the Merger, each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub shall be automatically converted into and become one fully paid and non-assessable share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of the Surviving Corporation.

(c)        Equitable Adjustments. Notwithstanding anything in this Agreement to the contrary, if, during the period from the date of this Agreement through the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock are changed or converted into a different number or class or series of shares by reason of any stock split, division, combination, exchange or subdivision of shares, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reverse stock split, consolidation of shares, reorganization, reclassification, recapitalization, or other similar transaction or similar change, or a record date with respect to any such event shall occur during such period, then the Exchange Ratio (and, correspondingly, the Merger Consideration and any other number or amount contained herein that is based upon the number of shares of Parent Common Stock or Company Common Stock) shall be adjusted, without duplication, to the extent appropriate to provide the same economic effect as contemplated by this Agreement prior to such action. Nothing in this Section 1.5(c) shall be construed to permit the parties to take any action except to the extent consistent with, or not otherwise prohibited by, the terms of this Agreement, including Section 4.2.

(d)         No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock pursuant to Section 1.5(a) (after aggregating all fractional shares of Parent Common Stock otherwise issuable to such holder pursuant to Section 1.5(a)) shall, in lieu of such fraction of a share and upon surrender of such holder’s Company Stock Certificates or Company Book-Entry Shares outstanding as of immediately prior to the Effective Time in accordance with Section 1.7, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest and subject to any required tax withholding, determined by multiplying such fraction by the Average Parent Stock Price (the “Fractional Share Cash Amount”). No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock that would otherwise have been issuable as part of the Merger Consideration. The payment of the Fractional Share Cash Amount pursuant to this Section 1.5(d) is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

1.6          Treatment of Company Equity Awards.

(a)         Effect on Company RSUs. Effective as of the Effective Time, and without any action on the part of Parent, Merger Sub, the Company or the holder thereof, other than the Company delivering any notices required pursuant to the terms of the applicable Company Equity Agreements:

(i)         Converted RSUs. Each Company RSU that is outstanding but not vested as of immediately prior to the Effective Time, and that is held by an individual who, as of immediately after the Effective Time, constitutes an “employee” of Parent within the meaning of Form S-8 (each, a “Company Converted RSU”), shall be assumed by Parent and converted into a restricted stock unit award denominated in shares of Parent Common Stock as set forth herein. Each Company Converted RSU shall continue to have and be subject to the same terms and conditions as were applicable to such Company RSU immediately before the Effective Time (including vesting conditions, including any such conditions arising under any Change of Control Agreement, and accumulated and future dividend equivalent rights), except that (A) each Company Converted RSU shall cover that number of shares of Parent Common Stock equal to the product (rounded to the nearest whole number) of (1) the number of shares of Company Common Stock underlying such Company RSU, and (2) the Exchange Ratio; and (B) each Company Converted RSU shall be subject to such terms and conditions that become operative and applicable pursuant to its terms in connection with the Closing.

(ii)          Accelerated RSUs. Each Company RSU that is outstanding as of immediately prior to the Effective Time and that (A) is vested but not yet settled as of immediately prior to the Effective Time, (B) by its terms becomes vested in connection with the Closing or (C) is held by a non-employee member of the Company Board as of immediately prior to the Effective Time (each, a “Company Accelerated RSU”), shall be cancelled, with the former holder of such cancelled Company Accelerated RSU becoming entitled to receive an amount of Merger Consideration equal to the product of (x) the Exchange Ratio multiplied by (y) the applicable number of shares of Company Common Stock subject to such Company Accelerated RSU after giving effect to any accumulated dividend equivalent rights (the “Company Accelerated RSU Payment”) no later than the Surviving Corporation’s next payroll date immediately following the Closing Date (but in no event later than five (5) Business Days after the Closing Date). The payment of the Company Accelerated RSU Payment to the holder of a Company Accelerated RSU shall be reduced by any applicable Tax withholding as contemplated in Section 1.9; provided, that, the applicable Taxes required to be withheld from the Company Accelerated RSU Payment shall be promptly remitted by the Surviving Corporation in cash to the applicable Governmental Entity.

(b)        Effect on Company PSUs. Effective as of the Effective Time, and without any action on the part of Parent, Merger Sub, the Company or the holder thereof, other than the Company delivering any notices required pursuant to the terms of the applicable Company Equity Agreements:

(i)          Converted PSUs. Each Company PSU that is outstanding but not vested as of immediately prior to the Effective Time, and that is held by an individual who, as of immediately after the Effective Time, constitutes an “employee” of Parent within the meaning of Form S-8 (each, a “Company Converted PSU”), shall be assumed by Parent and converted into a performance-based stock unit award denominated in shares of Parent Common Stock as set forth herein. Each Company Converted PSU shall continue to have and be subject to the same terms and conditions as were applicable to such Company PSU immediately before the Effective Time (including time-based vesting conditions, including any such conditions arising under any Change of Control Agreement, and accumulated and future dividend equivalent rights), except that (A) each Company Converted PSU shall cover that number of shares of Parent Common Stock equal to the product (rounded to the nearest whole number) of (1) the number of shares of Company Common Stock underlying such Company PSU (provided, that, for purposes of determining the applicable number of shares of Company Common Stock that are subject to such Company Converted PSU, the performance conditions for such Company PSU for which such performance period has not yet closed will be deemed satisfied at target level, as determined under the relevant Company Equity Award terms), and (2) the Exchange Ratio; (B) the applicable performance-based vesting conditions for each such Company PSU will be deemed satisfied at target level as of immediately prior to the Effective Time, and the Company Converted PSUs shall be subject to only the time-based vesting conditions set forth in the applicable Company Equity Agreement; and (C) each Company Converted PSU shall be subject to such other terms and conditions that become operative and applicable pursuant to its terms in connection with the Closing.

(ii)          Accelerated PSUs. Each Company PSU that is outstanding as of immediately prior to the Effective Time and that (A) is vested but not yet settled as of immediately prior to the Effective Time, (B) by its terms becomes vested in connection with the Closing or (C) is held by a non-employee member of the Company Board as of immediately prior to the Effective Time (each, a “Company Accelerated PSU”), shall be cancelled, with the former holder of such cancelled Company Accelerated PSU becoming entitled to receive an amount of Merger Consideration equal to the product of (x) the Exchange Ratio multiplied by (y) the applicable number of shares of Company Common Stock subject to such Company Accelerated PSU determined as if the performance conditions for such Company PSU for which such performance period has not yet closed are satisfied at target level as determined under the relevant Company Equity Award terms and after giving effect to any accumulated dividend equivalent rights (the “Company Accelerated PSU Payment”) no later than the Surviving Corporation’s next payroll date immediately following the Closing Date (but in no event later than five (5) Business Days after the Closing Date). The payment of the Company Accelerated PSU Payment to the holder of a Company Accelerated PSU shall be reduced by any applicable Tax withholding as contemplated in Section 1.9; provided, that, the applicable Taxes required to be withheld from the Company Accelerated PSU Payment shall be promptly remitted by the Surviving Corporation in cash to the applicable Governmental Entity.

(c)          Effect on Company MSUs. Effective as of the Effective Time, and without any action on the part of Parent, Merger Sub, the Company or the holder thereof, other than the Company delivering any notices required pursuant to the terms of the applicable Company Equity Agreements:

(i)         Converted MSUs. Each Non-Vested MSU that is outstanding as of immediately prior to the Effective Time and that is held by an individual who, as of immediately after the Effective Time, constitutes an “employee” of Parent within the meaning of Form S-8 (each, a “Company Converted MSU”), shall be assumed by Parent and converted into a restricted stock unit award denominated in shares of Parent Common Stock (as set forth herein). Each Company Converted MSU shall continue to have and be subject to the same terms and conditions as were applicable to such Company MSU immediately before the Effective Time (including time-based vesting conditions, including any such conditions arising under any Change of Control Agreement, and accumulated and future dividend equivalent rights), except that (A) each Company Converted MSU shall cover that number of shares of Parent Common Stock equal to the product (rounded to the nearest whole number) of (1) the number of shares of Company Common Stock underlying such Company MSU, with such number determined based on actual performance of the performance conditions applicable to such Company MSU as of immediately before the Effective Time, as determined under the relevant Company Equity Award terms, and (2) the Exchange Ratio; and (B) each Company Converted MSU shall be subject to such other terms and conditions that become operative and applicable pursuant to its terms in connection with the Closing. If for any reason, a Non-Vested MSU is not converted to a Company Converted MSU, it shall be considered a Company Accelerated MSU.

(ii)          Accelerated MSUs. Each Company MSU that is outstanding as of immediately prior to the Effective Time and that is (A) vested but not yet settled as of immediately prior to the Effective Time, (B) by its terms becomes vested in connection with the Closing or (C) is held by a non-employee member of the Company Board as of immediately prior to the Effective Time (each, a “Company Accelerated MSU”), shall be cancelled, with the former holder of such cancelled Company Accelerated MSU becoming entitled to receive an amount of Merger Consideration equal to the product of (x) the Exchange Ratio multiplied by (y) the applicable number of shares of Company Common Stock subject to such Company Accelerated MSU with such number determined based on actual performance of the performance conditions applicable to such Company MSU as of immediately before the Effective Time, as determined under the relevant Company Equity Award terms, after giving effect to any accumulated dividend equivalent rights (the “Company Accelerated MSU Payment”) no later than the Surviving Corporation’s next payroll date immediately following the Closing Date (but in no event later than five (5) Business Days after the Closing Date). The payment of the Company Accelerated MSU Payment to the holder of a Company Accelerated MSU shall be reduced by any applicable Tax withholding as contemplated in Section 1.9; provided, that, the applicable Taxes required to be withheld from the Company Accelerated MSU Payment shall be promptly remitted by the Surviving Corporation in cash to the applicable Governmental Entity.

(d)         Company Actions. Prior to the Effective Time, the Company, the Company Board or an applicable committee thereof, as applicable, will adopt any resolutions and take any actions within its authority as it deems reasonably necessary to give effect to the transactions contemplated by this Section 1.6, including (i) providing notice to each holder of a Company RSU, Company PSU or Company MSU, as applicable, in a form reasonably acceptable to Parent of the treatment of the Company RSUs, Company PSUs or Company MSUs set forth in this Agreement and (ii) satisfying all applicable requirements of Rule 16b-3 promulgated under the Exchange Act. The Company will provide Parent with drafts of, and a reasonable opportunity to review and comment upon (and Parent’s review and delivery of comments will occur promptly after the Company provides Parent with such drafts and the Company’s acceptance of Parent’s reasonable comments will not be unreasonably withheld), all notices, resolutions and other written actions or communications as may be required to give effect to the provisions of this Section 1.6. The Company hereby represents, acknowledges and agrees that the treatment of, and transactions contemplated with respect to, Company RSUs, Company PSUs and Company MSUs, as set forth in Section 1.6(a)(i), Section 1.6(b)(i) and Section 1.6(c)(i) and the Agreement otherwise, shall constitute the grant by Parent of “Replacement Awards” for all purposes under the Company Equity Agreements, and neither the Company Board nor any committee thereof shall make any determination otherwise at any time.

(e)         Non-U.S. Grantees. If the treatment of a non-U.S. grantee’s Company RSU, Company PSU or Company MSU specified in this Section 1.6 would otherwise be prohibited, subject to onerous regulatory requirements, or subject to adverse tax treatment under the laws of the applicable jurisdiction (as reasonably determined by Parent following consultation with the Company), then, if reasonably determined by Parent to be practicable and not likely to result in the imposition of adverse tax treatment or onerous regulatory requirements, the applicable provisions of this Section 1.6 shall not apply, and Parent shall provide compensation to the holder of such Company RSU, Company PSU or Company MSU that is equivalent in value to the value described in this Section 1.6 (i.e., an amount of Merger Consideration equal to the product of (x) the Exchange Ratio multiplied by (y) the applicable number of shares of Company Common Stock subject to the relevant awards), in the form of a cash payment which will be reduced by any applicable Taxes or a new equity award, as reasonably determined by Parent in consultation with the Company; provided, that, any such compensation provided to the holder of any such Company RSU, Company PSU or Company MSU shall be considered a “Replacement Award” for purposes of the Company Equity Agreements.

(f)        Form S-8. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery with respect to all Company Converted RSUs, Company Converted PSUs and Company Converted MSUs. To the extent not covered by the Form S-4 Registration Statement (at Parent’s election), Parent shall file on the Closing Date, a registration statement under the Securities Act on Form S-8 or other appropriate form under the Securities Act, relating to shares of Parent Common Stock issuable with respect to all Company Converted RSUs, Company Converted PSUs and Company Converted MSUs, and Parent shall use its reasonable best efforts to cause such registration statement to remain in effect for so long as such Company Converted RSUs, Company Converted PSUs and Company Converted MSUs remain outstanding.

1.7          Exchange of Certificates and Cancellation of Book-Entry Positions.

(a)         Prior to the Closing Date, Parent shall select Parent’s transfer agent or (after consultation with the Company) another reputable bank or trust company reasonably satisfactory to Parent and the Company to act as exchange agent with respect to the Merger (the “Exchange Agent”). Prior to or concurrent with the Effective Time, Parent shall cause to be deposited with the Exchange Agent: (i) certificates or evidence of book-entry shares representing shares of Parent Common Stock sufficient to issue the aggregate Merger Consideration payable pursuant to Section 1.5(a); and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(d). The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent pursuant to this Section 1.7(a), together with any dividends or distributions received by the Exchange Agent with respect to such shares of Parent Common Stock, and any interest or other income with respect to such cash amount, are referred to collectively as the “Exchange Fund”. The Exchange Agent shall invest the cash available in the Exchange Fund in obligations, funds or accounts typical for (including having liquidity typical for) transactions of this nature as may be directed by Parent; provided, that, no losses on such investments shall affect the cash payable to former holders of shares of Company Common Stock pursuant to this Article I (and Parent shall promptly deliver to the Exchange Agent cash in an amount sufficient to replenish any deficiency in the Exchange Fund).

(b)          As soon as reasonably practicable, and in any event within five (5) Business Days after the Effective Time, Parent shall instruct the Exchange Agent to send to each holder of record of shares of Company Common Stock (other than shares held through The Depository Trust Company (“DTC”) or any other similar book-entry transfer facility) whose shares of Company Common Stock were converted pursuant to Section 1.5(a) into the right to receive the Merger Consideration (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Company Stock Certificates shall pass, only upon delivery of the Company Stock Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent and shall be in such form reasonably acceptable to each of Parent and the Company (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of Company Stock Certificates (or affidavits of loss in lieu thereof) in exchange for the Merger Consideration, the Fractional Share Cash Amount and any dividends or other distributions to which holders become entitled in accordance with Section 1.7(e). With respect to Company Book-Entry Shares held through DTC or any other similar book-entry transfer facility, Parent shall instruct the Exchange Agent to coordinate with DTC or such other book-entry transfer facility to establish procedures for the exchange of such Company Book-Entry Shares for the Merger Consideration in accordance with the customary surrender and book-entry transfer procedures of DTC or such other facility.

(c)        Upon (i) surrender of Company Stock Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, or (ii) in the case of Company Book-Entry Shares not held through DTC or any other similar book-entry transfer facility, receipt by the Exchange Agent of an agent’s message in customary form (or such other evidence of transfer as the Exchange Agent may reasonably accept in lieu thereof) in connection with the book-entry transfer of such Company Book-Entry Shares, in each case, the holder of such Company Stock Certificates or Company Book-Entry Shares, shall be entitled to receive in exchange therefor the Merger Consideration into which the shares represented by such Company Stock Certificates or Company Book-Entry Shares have been converted pursuant to this Agreement, together with the Fractional Share Cash Amount and any dividends or other distributions to which such Company Stock Certificates or Company Book-Entry Shares become entitled in accordance with Section 1.7(e). With respect to Company Book-Entry Shares held through DTC or any other similar book-entry transfer facility, the holders thereof shall be entitled to receive the Merger Consideration, the Fractional Share Cash Amount and any dividends or other distributions to which they become entitled through DTC or such other facility in accordance with its customary procedures, without any requirement to deliver a Letter of Transmittal or surrender any certificate, and Parent shall instruct the Exchange Agent to transmit such amounts to DTC or such other facility for allocation to its participants. Parent shall instruct the Exchange Agent to pay such Merger Consideration and Fractional Share Cash Amount within five (5) Business Days following the later to occur of (x) the Effective Time or (y) (A) in the case of Company Stock Certificates, the Exchange Agent’s receipt of such Company Stock Certificate (or affidavit of loss in lieu thereof) together with a duly completed and validly executed Letter of Transmittal and all other required documentation, or (B) in the case of Company Book-Entry Shares not held through DTC or any other similar book-entry transfer facility, the Exchange Agent’s receipt of an agent’s message in customary form effecting the book-entry transfer of such shares, or (C) in the case of Company Book-Entry Shares held through DTC or any other similar book-entry transfer facility, the Effective Time, with such payment to be made through DTC or such other facility in accordance with its customary procedures. Each Company Stock Certificate (or affidavit of loss in lieu thereof) so surrendered shall be cancelled upon payment of the applicable Merger Consideration. Any dividends or other distributions to which such Company Stock Certificates or Company Book-Entry Shares become entitled in accordance with Section 1.7(e) shall become payable in accordance with Section 1.7(e). In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company, any cash to be paid upon, or shares of Parent Common Stock to be issued upon, due surrender of the Company Stock Certificate or Company Book-Entry Share formerly representing such shares of Company Common Stock shall be paid or issued, as the case may be, to such a transferee if such Company Stock Certificate or Company Book-Entry Share is presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence to the reasonable satisfaction of the Exchange Agent and Parent that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or shall accrue on the cash payable upon surrender of any Company Stock Certificate or Company Book-Entry Share. Until surrendered as contemplated by this Section 1.7(c), each Company Stock Certificate and Company Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the Merger Consideration to which the shares represented by such Company Stock Certificate or Company Book-Entry Share have been converted pursuant to this Agreement, together with the Fractional Share Cash Amount and any dividends or other distributions to which such Company Stock Certificates or Company Book-Entry Shares become entitled in accordance with Section 1.7(e).

(d)         In the event that any Company Stock Certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such Person of a bond in a reasonable and customary amount and upon such terms as may reasonably be required as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate, the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, payable or issuable pursuant to this Article I, as if such lost, stolen or destroyed Company Stock Certificate had been surrendered in accordance with this Section 1.7.

(e)         No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid or otherwise delivered to the holder of any unsurrendered Company Stock Certificate or Company Book-Entry Share with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until the later to occur of: (A) the date on which the holder surrenders such Company Stock Certificate or Company Book-Entry Share in accordance with this Section 1.7; and (B) the payment date for such dividend or distribution with respect to Parent Common Stock (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest). After the surrender in accordance with this Section 1.7 of a share of Company Common Stock to be converted into Parent Common Stock pursuant to Section 1.5(a), Parent shall cause the holder thereof to be paid, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock. After the Effective Time, Parent shall cause the Surviving Corporation to pay on the applicable payment date the amount of dividends or other distributions on shares of Company Common Stock that have a record date prior to the Effective Time and a payment date after the Effective Time, such payment to be made to the holders of Company Common Stock on such record date.

(f)          Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates or Company Book-Entry Shares as of the date that is (i) one (1) year after the Effective Time or (ii) such earlier date as may be required to comply with applicable abandoned property, escheat or similar Legal Requirements, shall be delivered to Parent upon demand. Any holders of Company Stock Certificates or Company Book-Entry Shares who have not theretofore surrendered their Company Stock Certificates or Company Book-Entry Shares in accordance with this Section 1.7 shall thereafter be entitled to look to Parent for, and be entitled to receive from Parent, subject to applicable abandoned property, escheat and similar Legal Requirements, the Merger Consideration pursuant to the provisions of Section 1.5(a), cash in lieu of any fractional shares of Parent Common Stock in accordance with Section 1.5(d) and any dividends or distributions with respect to shares of Parent Common Stock pursuant to Section 1.7(e).

(g)        Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of shares of Company Common Stock or to any other Person with respect to any portion of the Merger Consideration delivered to any public official pursuant to any applicable abandoned property law, escheat law or other similar Legal Requirement. If any Company Stock Certificate or Company Book-Entry Share has not been surrendered prior to the date on which any portion of the Merger Consideration and any dividends or distributions, in each case, that a holder of such Company Stock Certificates or Company Book-Entry Share has the right to receive pursuant to this Article I in respect of such Company Stock Certificate or Company Book-Entry Share would otherwise escheat to or become property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Company Stock Certificate or Company Book-Entry Share shall, to the extent permitted by applicable Legal Requirements, become the property of Parent, free and clear of all claims or interests of any Person previously entitled thereto.

(h)        The shares of Parent Common Stock delivered and cash paid in accordance with the terms of this Article I in respect of any shares of Company Common Stock shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, (i) all holders of Company Stock Certificates and Company Book-Entry Shares shall cease to have any rights as stockholders of the Company other than the right to receive the Merger Consideration into which the shares represented by such Company Stock Certificates and Company Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Company Stock Certificates or Company Book-Entry Shares in accordance with Section 1.7 (together with the Fractional Share Cash Amount and any dividends or other distributions to which such Company Stock Certificates or Company Book-Entry Shares become entitled in accordance with Section 1.7(e)), without interest, and (ii) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. If, after the Effective Time, any Company Stock Certificates or Company Book-Entry Shares formerly representing shares of Company Common Stock are presented to the Surviving Corporation, Parent or the Exchange Agent for any reason, such Company Stock Certificates or Company Book-Entry Shares shall be cancelled and exchanged as provided in this Article I.

1.8         Further Action. If, at any time after the Effective Time, Parent or the Surviving Corporation determines that any further action is necessary to carry out the purposes of this Agreement, the officers and directors of Parent shall (in the name of Merger Sub, the Surviving Corporation or otherwise) be fully authorized to take such action.

1.9        Tax Withholding. Each of Parent, the Exchange Agent, Merger Sub, the Company, and the Surviving Corporation, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement any amounts as are required to be deducted and withheld with respect to the making of such payment pursuant to the Code or any other applicable Legal Requirement relating to Taxes. To the extent that amounts are so deducted or withheld and, if required, paid over to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

1.10      No Dissenters’ Rights. No appraisal, dissenters’ or similar rights shall be available to holders of Company Common Stock under applicable Legal Requirement (including Section 262 of the DGCL) in connection with the Merger.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub that, except (i) as set forth or incorporated by reference in the Company SEC Documents filed and publicly available after January 1, 2024, but prior to the date of this Agreement (excluding any disclosures contained in such documents under the heading “Risk Factors” or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature, and without giving effect to any amendment to any such document filed on or after the date of this Agreement) (it being understood that this clause (i) shall not be applicable to Section 2.2(a), 2.2(b), 2.2(d) and 2.2(e)), and (ii) subject to Section 7.12, in the disclosure schedule delivered to Parent prior to the execution of this Agreement (the “Company Disclosure Schedule”):

2.1          Due Organization and Good Standing.

(a)         The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power and authority to own, lease and operate its assets and to carry on its business as it is being conducted as of the date of this Agreement, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified and is in good standing in each other jurisdiction where the nature of its business makes such qualification necessary, except where such failure to be so qualified or in good standing would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)        Prior to the date of this Agreement, the Company has made available to Parent copies of the Organizational Documents of the Company, including all amendments thereto. The Organizational Documents of the Company are in full force and effect and the Company is not in material violation of any of the provisions of such Organizational Documents.

2.2          Capitalization.

(a)        The authorized capital stock of the Company consists of: (i) 120,000,000 shares of Company Common Stock, of which 39,062,676 were issued and outstanding as of June 22, 2026 (the “Company Capitalization Date”); and (ii) 10,000,000 shares of preferred stock, par value $0.001 per share, none of which were outstanding as of Company Capitalization Date. All of the outstanding shares of Company Common Stock have been, and all shares of Company Common Stock reserved for issuance pursuant to the Company Convertible Notes and the Company Equity Agreements will be when issued, duly authorized and validly issued, and are, or will be when issued, fully paid and non-assessable.

(b)        As of the Company Capitalization Date: (i) no shares of Company Common Stock were subject to issuance pursuant to any outstanding options to purchase shares of Company Common Stock; (ii) 2,754,967 shares of Company Common Stock were subject to issuance pursuant to outstanding Company RSUs, including 2,399,603 Company RSUs issued under the Company Incentive Plan and 355,364 Company RSUs issued under the Company Inducement Plans, (iii) 180,613 shares of Company Common Stock were subject to issuance pursuant to outstanding Company MSUs, assuming all applicable performance conditions with respect to such Company MSUs are satisfied at target levels (and 471,960 shares of Company Common Stock were subject to issuance pursuant to outstanding Company MSUs assuming all applicable performance conditions with respect to such Company MSUs are satisfied at maximum levels), with all such Company MSUs issued under the Company Incentive Plan and the Company Inducement Plans; (iv) 183,353 shares of Company Common Stock were subject to issuance pursuant to outstanding Company PSUs assuming all applicable performance conditions with respect to such Company PSUs are satisfied at target levels (and 352,868 shares of Company Common Stock were subject to issuance pursuant to outstanding Company PSUs assuming all applicable performance conditions with respect to such Company PSUs are satisfied at maximum levels), with all such Company PSUs issued under the Company Incentive Plan and the Company Inducement Plans; (v) 1,629,107 shares of Company Common Stock were reserved for issuance pursuant to the Company ESPP; (vi) 4,513,860 shares of Company Common Stock were reserved for issuance pursuant to the Company Convertible Notes; (vii) 33,287,414 shares of Company Common Stock were held in treasury and (viii) no other shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding.

(c)         Except as set forth in the Company’s or any Company Subsidiary’s Organizational Documents or Company Equity Agreements: (i) none of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of repurchase, right of participation or any similar right; (ii) none of the outstanding shares of Company Common Stock is subject to any right of first refusal in favor of the Company or any Company Subsidiary; (iii) other than the Company Convertible Notes, there are no bonds, debentures, notes or other indebtedness of the Company or any Company Subsidiary issued and outstanding having the right to vote (or convertible or exercisable or exchangeable for securities having the right to vote) on any matters on which stockholders of the Company may vote; and (iv) there is no Contract to which the Company is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Company Common Stock. Except as set forth in Company Equity Agreements, the Company is not under any obligation, nor is it bound by any Contract pursuant to which it will become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock.

(d)         Except as set forth in Section 2.2(b) and other than the Company Convertible Notes and the Company Convertible Note Hedge Obligations, there are no: (i) subscription, option, call, warrant or other rights (whether or not currently exercisable) to acquire any shares of the capital stock or other equity interests, restricted stock unit, stock-based performance unit, shares of phantom stock, stock appreciation right, profit participation right or any other right that is linked to, or the value of which is based on or derived from, the value of any shares of capital stock or other equity interest of the Company or any Company Subsidiary, in each case, to which the Company or any Company Subsidiary is a party; (ii) outstanding security, instrument, bond, debenture or note that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any Company Subsidiary; or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company or any Company Subsidiary is or may become obligated to sell or otherwise issue any shares of its capital stock or other equity interest or any other securities.

(e)        Since the Company Capitalization Date through the date of this Agreement, the Company has not issued any shares of Company Common Stock or other equity interests of the Company (other than in connection with (i) the settlement or vesting of Company RSUs, Company PSUs or Company MSUs outstanding as of the Company Capitalization Date in accordance with their terms, or (ii) the exercise of purchase rights under the Company ESPP outstanding as of the Company Capitalization Date in accordance with its terms), or granted any Company RSUs, Company PSUs, Company MSUs or other equity or equity-based awards.

2.3          Subsidiaries.

(a)        For purposes of this Agreement, “Significant Company Subsidiary” shall mean those Company Subsidiaries set forth on Exhibit 21 of the Most Recent Company 10-K and any Subsidiary that is material to the Company. Section 2.3(a) of the Company Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of each Significant Company Subsidiary, its jurisdiction of organization and each of its equity holders. Neither the Company nor any Company Subsidiary owns any equity interest or joint venture, partnership or similar interest in any other Entity, other than a Company Subsidiary. Each Significant Company Subsidiary is duly organized, validly existing and (where such concept is recognized under the laws of the jurisdiction in which it is organized) in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other organizational power and authority to own, lease and operate its assets and to carry on its business as it is being conducted as of the date of this Agreement, except where the failure to be so organized, existing and in good standing or to have such power and authority would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Significant Company Subsidiary is duly qualified to do business, and (where such concept is recognized under the laws of the jurisdiction in which it is organized) is in good standing, in each other jurisdiction where the nature of its business makes such qualification necessary, except where the failure to be so qualified or in good standing would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All of the outstanding shares of capital stock of each Company Subsidiary are duly authorized, validly issued, fully paid and nonassessable and are owned directly or indirectly by the Company free and clear of all Liens, except for restrictions on transfer under applicable securities laws.

(b)         Prior to the date of this Agreement, the Company has made available to Parent copies of the Organizational Documents of each Significant Company Subsidiary. The Organizational Documents of each Significant Company Subsidiary are in full force and effect and, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no such Significant Company Subsidiary is in violation of any of the provisions of such Organizational Documents.

(c)          Except as set forth in any Company Subsidiary’s Organizational Documents: (i) none of the outstanding capital or other equity interests of any Company Subsidiary is entitled or subject to any preemptive right, right of repurchase, right of participation or any similar right; (ii) none of the outstanding capital or other equity interests of any Company Subsidiary is subject to any right of first refusal in favor of the Company or any Company Subsidiary; (iii) there are no bonds, debentures, notes or other indebtedness of any Company Subsidiary issued and outstanding having the right to vote (or convertible or exercisable or exchangeable for securities having the right to vote) on any matters on which stockholders of a Company Subsidiary may vote; and (iv) there is no Contract to which any Company Subsidiary is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any capital or other equity interests of any Company Subsidiary. No Company Subsidiary is under any obligation, nor is any Company Subsidiary bound by any Contract pursuant to which it will become obligated, to repurchase, redeem or otherwise acquire any outstanding capital or other equity interests of any Company Subsidiary or other securities.

2.4       Authority; Binding Nature of Agreement. The Company has the requisite corporate power and authority under the DGCL and its Organizational Documents to enter into and to perform its obligations under this Agreement and, subject to receipt of the Required Company Stockholder Vote, to consummate the Merger. On or prior to the date hereof, the Company Board has unanimously: (a) duly and validly authorized and approved the execution, the delivery and, subject to the receipt of the Required Company Stockholder Vote, the performance of this Agreement and the consummation of the Merger by the Company; (b) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of the Company and its stockholders; (c) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger; and (d) subject to the terms and conditions hereof, directed that this Agreement be submitted to a vote of the Company’s stockholders, recommended that the stockholders of the Company adopt and approve this Agreement and the transactions contemplated hereby, including the Merger (the “Company Board Recommendation”), and resolved to include the Company Board Recommendation in the Proxy Statement/Prospectus, subject to Sections 4.3 and 4.5. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company Board, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, in each case other than, with respect to the consummation of the Merger, the receipt of the Required Company Stockholder Vote and the filing of the Certificate of Merger as required by the DGCL. This Agreement has been duly executed and delivered on behalf of the Company and, assuming the due authorization, execution and delivery of this Agreement on behalf of Parent and Merger Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Limitations.

2.5         Vote Required. The adoption of this Agreement and the transactions contemplated hereby, including the Merger, by the affirmative vote of the holders of a majority of the shares of Company Common Stock issued and outstanding on the record date for the Company Stockholder Meeting and entitled to vote on the proposal to adopt this Agreement (the “Required Company Stockholder Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary under applicable Legal Requirements and the Company’s Organizational Documents to approve or adopt this Agreement or for the Company to consummate the transactions contemplated hereby, including the Merger.

2.6          Non-Contravention; Consents.

(a)        The execution and delivery of this Agreement by the Company and, assuming receipt of the Required Company Stockholder Vote, the consummation by the Company of the Merger will not:

(i)           cause a violation of any of the provisions of the Organizational Documents of the Company or any Significant Company Subsidiary;

(ii)        assuming the consents and filings referred to in Section 2.6(b) are made and obtained, and except as may be required by the Securities Act, the Exchange Act, the DGCL, applicable Antitrust Laws, applicable FDI Laws, applicable state securities takeover and “blue sky” laws, or the rules and regulations of Nasdaq, conflict with or violate any applicable Legal Requirements; or

(iii)        subject to Section 4.6, result in any loss, limitation or impairment of any right of the Company or any Company Subsidiary to own or use any assets, result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or to the loss of a benefit under any Material Contract, result in the creation of any Liens of any kind (other than Company Permitted Encumbrances) upon any of the properties, rights or assets of the Company or any Company Subsidiary, or contravene, conflict with or result in a violation of the terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate or modify, any Company Permit;

except, in the cases of clauses (ii) and (iii), as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)        Except as may be required by the Securities Act, the Exchange Act, the DGCL, applicable Antitrust Laws, applicable FDI Laws, applicable state securities takeover and “blue sky” laws or the rules and regulations of Nasdaq, the Company and the Company Subsidiaries are not required to make any filing, registration, or declaration with, give any notice to, or obtain any consent, Order, license, permit, clearance, waiver or approval from, any Governmental Entity for the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder or the consummation by the Company of the Merger, in each case, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

2.7          Reports; Financial Statements; Internal Controls.

(a)         All reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference therein) required to be filed or furnished by the Company with the SEC under the Exchange Act or Securities Act since January 1, 2024 (the “Company SEC Documents”) have been filed or furnished with the SEC on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded, then on the date of such amended or superseding filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as the case may be) and the applicable regulations promulgated thereunder and the listing requirements and corporate governance rules and regulations of Nasdaq, each as in effect on the date such Company SEC Document was filed; and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information filed or furnished by the Company to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. No Company Subsidiary has been required to file any forms, reports or other documents with the SEC at any time since January 1, 2024. Since January 1, 2024 with respect to each annual report on Form 10-K and each quarterly report on Form 10-Q included in the Company SEC Documents, no principal or chief executive officer or principal or chief financial officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, (i) there are no outstanding or unresolved comments from the SEC with respect to any of the Company SEC Documents and, to the knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing SEC review; and (ii) to the knowledge of the Company, there are no pending or threatened (A) formal or informal investigations of the Company by the SEC or (B) inspections of an audit of the Company’s financial statements by the Public Company Accounting Oversight Board.

(b)       The financial statements (including any related notes and auditor reports) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q or any successor form under the Exchange Act, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); and (iii) fairly present, in all material respects, the financial position of the Company and the Company’s consolidated Subsidiaries as of the respective dates thereof and the results of operations and consolidated cash flows of the Company and the Company’s consolidated Subsidiaries for the periods covered thereby subject, with respect to unaudited interim statements, to normal and recurring year-end adjustments and except as indicated in the notes thereto or as permitted by the rules and regulations of the SEC, and except that unaudited financial statements may not contain footnotes.

(c)         The Company maintains, and at all times since January 1, 2024, has maintained, a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance: (i) that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Company Subsidiaries; (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with general or specific authorizations of management and directors of the Company; and (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and the Company Subsidiaries that could have a material effect on the financial statements. Since January 1, 2024, to the knowledge of the Company, management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board (x) any significant deficiencies or material weaknesses in the design and operation of internal controls over financial reporting that is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or any other employees who have a significant role in the Company’s internal control over financial reporting, and each such significant deficiency, material weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof.

(d)         Since January 1, 2024, (i) none of the Company or any Company Subsidiary nor, to the knowledge of the Company, any director or officer of the Company or any Company Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or any material complaint, allegation, assertion or claim from employees of the Company or any Company Subsidiary regarding questionable accounting or auditing matters with respect to the Company or any Company Subsidiary, and (ii) to the knowledge of the Company, no attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by the Company, any Company Subsidiary or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof, or to the General Counsel or Chief Executive Officer of the Company.

(e)        The Company maintains disclosure controls as required by Rule 13a-15 or 15d-15 under the Exchange Act. As of the date hereof, the Company is in compliance with all current listing requirements of the Nasdaq Global Select Market (“Nasdaq”), except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)         Neither the Company nor any Company Subsidiary is a party to, or has a commitment to effect, enter into or create, any “off-balance sheet arrangement” (as defined in Item 303(b) of Regulation S-K under the Exchange Act).

(g)         Neither the Company nor any Company Subsidiary has any liabilities of a nature or type required by GAAP to be reflected on a consolidated balance sheet of the Company (or disclosed in the notes), whether accrued, absolute, determined, contingent or otherwise and whether due or to become due, except for: (i) liabilities disclosed in the financial statements (including any related notes) contained in the Most Recent Company Balance Sheet; (ii) liabilities incurred in the ordinary course of business since the date of the Most Recent Company Balance Sheet; (iii) liabilities that would not have, or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (iv) liabilities and obligations incurred in connection with the transactions contemplated by this Agreement or otherwise as contemplated by this Agreement, and (v) liabilities owed by one of Company or a Company Subsidiary to another of Company or a Company Subsidiary.

2.8          Absence of Certain Changes.

(a)         Since the date of the Most Recent Company Balance Sheet through the date of this Agreement, there has not been any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)         From the date of the Most Recent Company Balance Sheet to the date of this Agreement, the businesses of the Company and the Company Subsidiaries have been conducted in all material respects in the ordinary course of business consistent with past practice, and neither the Company nor any Company Subsidiary has undertaken any action that, if taken or proposed to be taken after the date of this Agreement, would require Parent’s consent pursuant to Section 4.2(a)(i) (Amendments to Organizational Documents), (ii) (Liquidations), (iii) (Share Splits), (iv) (Dividends), (v) (Acquisitions), (viii) (Issuances), (ix) (Asset Sales), (xi) (Debt), (xviii) (Accounting), (xx) (Tax Elections), (xxi) (Affiliate Transactions), (xxii) (Capital Expenditures), (xxiii) (Settlement of Litigation), (xxiv) (Commencement of Litigation), or, as it relates to any of the foregoing clauses, (xxix) (Restricted Actions).

2.9          Intellectual Property and Related Matters.

(a)        Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company IP that is Registered IP (“Company Registered IP”) (other than applications for Patents, Marks or Copyrights pending as of the date hereof), including all Company Registered IP that is currently being asserted in any infringement proceedings, is subsisting and, to the knowledge of the Company, valid and enforceable.

(b)        Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company IP is owned exclusively by the Company or a Company Subsidiary free and clear of all Liens other than Company Permitted Encumbrances.

(c)        Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any Company Subsidiary is subject to any outstanding Order that restricts the use, transfer or licensing of any material Company IP by the Company or any Company Subsidiary, but excluding any Order of general applicability related to export controls on Technology, and (ii) the execution, delivery and performance of this Agreement, and the Closing, will not, with or without notice or the lapse of time, result in or give any other Person the right or option to cause under any Contract to which the Company or any Company Subsidiary is a party: (1) a loss of, or lien on, any material Company IP, (2) the release, disclosure, or delivery of any material Company IP by or to any escrow agent or other Person; or (3) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the material Company IP or Company Products.

(d)         Except as would not be, and would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, the execution, delivery and performance of this Agreement, and the Closing, will not, with or without notice or the lapse of time, result in or give any other Person the right or option to cause under any Contract to which the Company or any Company Subsidiary is a party, the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any material Parent IP.

(e)         Except as would not reasonably be expected to, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, (i) the operations of the businesses of the Company and the Company Subsidiaries as currently conducted, including the Company’s and the Company Subsidiaries’ design, manufacture, provision, use and sale of any Company Products, do not infringe, misappropriate or otherwise violate, and, since January 1, 2024, have not infringed, misappropriated or otherwise violated, any Intellectual Property Rights owned by any other Person; provided, that, with respect to the infringement of Patents, the foregoing representation and warranty is limited to the knowledge of the Company, (ii) no Legal Proceeding is pending or, since January 1, 2024, has been threatened in writing, against the Company or any Company Subsidiary alleging any infringement, misappropriation or violation of any Intellectual Property Rights of any other Person by the Company or any Company Subsidiary, (iii) to the knowledge of the Company, there is no, and, since January 1, 2024, has been no, unauthorized use, unauthorized disclosure, infringement, misappropriation or other violation of any Company IP by any third Person, and (iv) Since January 1, 2024, neither the Company nor any Company Subsidiary has brought any Legal Proceeding against any other Person, or provided any other Person with written notice or other assertion, alleging any Person is infringing, misappropriating or otherwise violating any Company IP.

(f)         Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has received any funding or resources from, nor used, directly or indirectly, any facilities, personnel or other resources of, any government entities, or from any university, college, other academic institutions, or non-profit research centers (other than in connection with customer agreements in the ordinary course of business consistent with past practice) in the development of any (i) Company Product or (ii) Software or other Technology of the Company and the Company Subsidiaries, in each case (i) and (ii) that resulted in, or is reasonably expected to result in, such third parties being granted any ownership rights in or rights to restrict the sale, licensing, distribution, transfer or other commercialization or exploitation of any Company IP.

(g)        Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no Company IP has been declared as essential to any standard and (ii) no third party has specifically alleged that any Company IP is subject to any licensing, assignment, contribution, disclosure, release, covenant not to assert, or other requirements or restrictions of any industry standards organization, body, working group, patent pool, trade association, or similar organization.

(h)         Except as would not reasonably be expected to, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, the Company and each Company Subsidiary take and have taken commercially reasonable steps to protect their rights in their confidential information and all Trade Secrets of the Company and Company Subsidiaries.

(i)         Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each current and former employee of, and each current and former consultant to, the Company or any Company Subsidiary, in each case, who has been engaged in the creation, invention, development of, or otherwise contributed to, any (i) Company Product, or (ii) Software or other Technology of the Company and the Company Subsidiaries, has entered into an agreement with the Company or a Company Subsidiary for whom such employee or consultant provides or provided services containing an assignment to the Company or Company Subsidiaries, as applicable, of all Intellectual Property Rights in such Person’s contribution to Company IP except to the extent such Intellectual Property Rights are not legally assignable, and the Company and the Company Subsidiaries have obtained waivers of all non-assignable rights (including, but not limited to, a waiver of all moral rights).

(j)          Except as would not reasonably be expected to, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, (i) neither the Company nor any Company Subsidiary is in breach of any terms or conditions of any relevant Open Source Licenses for Open Source bundled with, embedded in, linked to or otherwise incorporated into any proprietary Company Products or Software, including notice and attribution obligations, and (ii) neither the Company nor any Company Subsidiary has integrated any such Open Source in a manner that requires or would require (or conditions the grant of any rights upon) any Software owned or controlled by the Company or any Company Subsidiary (including any source code thereto,) (A) to be disclosed or distributed in source code form, (B) to be licensed for the purposes of preparing derivative works or (C) to be redistributed at no charge.

(k)         Except as would not reasonably be expected to, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, (x) to the knowledge of the Company, any Software or firmware incorporated in or provided with Company Products by the Company or any Company Subsidiary, and any media used to distribute it by the Company or any Company Subsidiary, contain at delivery no computer instructions, circuitry or other technological means intended to disrupt, damage or otherwise negatively interfere with any use of any IT Systems or any customer’s computer and communications facilities or equipment (“Harmful Code”), and (y) the Company and the Company Subsidiaries use and have used reasonable efforts to prevent the introduction of such Harmful Code to all Software, firmware and media distributed or sold by the Company and the Company Subsidiaries.

(l)          Neither the Company nor any Company Subsidiary has entered into any agreement requiring the Company or Company Subsidiary to place the material Software source code included in the Company IP in escrow so that a licensee might obtain access to it upon the occurrence of any release condition.

(m)       Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary is in material compliance, and has since January 1, 2024 materially complied, with all applicable Legal Requirements regarding Personal Data; (ii) neither the Company nor any Company Subsidiary has, since January 1, 2024, received any written notice from any Person or applicable Governmental Entity alleging any violation of Legal Requirements regarding Personal Data by the Company or any Company Subsidiary, nor has the Company or any of Company Subsidiaries been threatened in writing to be charged with any such violation by any Governmental Entity; (iii) the Company and each Company Subsidiary takes and, has, since January 1, 2024, taken commercially reasonable steps (including, as appropriate, implementing reasonable technical, physical or administrative safeguards) designed to protect Personal Data in their possession or under their control against loss and unauthorized access, use, modification or disclosure, and, to the knowledge of the Company, since January 1, 2024, there has been no material incident of the same; (iv) the Company and each Company Subsidiary, takes and, has, since January 1, 2024, taken commercially reasonable steps with respect to all third party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Data for or on behalf of the Company and the Company Subsidiaries to obligate such Persons to take steps to protect and secure Personal Data from loss or unauthorized use, access, modification or disclosure, and, to the knowledge of the Company, since January 1, 2024, there has been no material incident of the same; and (v) the execution, delivery and performance of this Agreement complies and will comply with all Privacy Laws and the Company’s and each of Company Subsidiaries’ own written rules, policies and procedures (including published privacy policies) in each case in all material respects.

(n)        Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the information technology systems used or held for use by the Company and any Company Subsidiaries (“IT Systems”) are designed, implemented, operated and maintained in accordance with customary industry standards and practices for entities operating businesses similar to the business of the Company and the Company Subsidiaries, including with the respect to redundancy, reliability, scalability and security, and constitute all the information and communications technology and other systems infrastructure reasonably necessary to carry on the business of the Company and the Company Subsidiaries as conducted in the twelve (12) months prior to the date of this Agreement. Without limiting the foregoing, except as would not reasonably be expected to, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, (i) the Company and the Company Subsidiaries take, and have taken, reasonable steps and implemented reasonable procedures to ensure that their IT Systems are free from Harmful Code, (ii) the Company and the Company Subsidiaries have in effect industry standard disaster recovery plans, procedures and facilities for their business and take and have taken all reasonable steps to safeguard the security and the integrity of their IT Systems, and (iii) there has been no failure, breakdown, loss or impairment of, or any unauthorized intrusions or breaches of the security with respect to the IT Systems used by the Company and any Company Subsidiaries that (A) has resulted in a material disruption or material interruption in the operation of the business of the Company or any Company Subsidiary or (B) to the knowledge of the Company, has resulted in unauthorized disclosure of any confidential information of the Company or any Company Subsidiary to any unauthorized Person.

2.10        Title to Assets; Real Property.

(a)        The Company or a Company Subsidiary owns, and has good and marketable title to, or in the case of assets purported to be leased by the Company or a Company Subsidiary, leases and has a valid leasehold interest in, or valid rights under Contract to use, each of the tangible assets owned, leased, or used by the Company or a Company Subsidiary, free and clear of all Liens (other than Company Permitted Encumbrances), except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          Neither the Company nor any Company Subsidiary owns any real property.

(c)         Section 2.10(c) of the Company Disclosure Schedule contains a list as of the date of this Agreement of each material lease, sublease, license, or other material use or occupancy agreement (collectively, the “Real Property Leases”) under which the Company or any Company Subsidiary uses or occupies or has the right to use or occupy any real property (collectively, the “Leased Real Property”), and the location of each Leased Real Property. The Company has made available to Parent, in all material respects, complete copies of each Real Property Lease, including any amendments, modifications, supplements or guarantees thereof. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Leased Real Property (i) either the Company or a Company Subsidiary has a good, valid and binding leasehold interest in such Leased Real Property, free and clear of all Liens (other than Company Permitted Encumbrances), (ii) the Real Property Lease for such Leased Real Property is in full force and effect and is valid and enforceable in accordance with its terms, against the Company or a Company Subsidiary and, to the knowledge of the Company, each other party thereto, and (iii) none of the Company or any Company Subsidiary, nor, to the knowledge of the Company, any other party to the Real Property Lease for such Leased Real Property, is in breach or default of any provision of such Real Property Lease nor has any event occurred which, with notice or the passage of time, or both, would give rise to such a default or breach.

(d)        Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has received any written notice of violations (that remain unresolved) with respect to the condition, operation, occupancy or use of any Leased Real Property.

(e)        Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has received any written notice of existing, pending or threatened (i) condemnation proceeding affecting any Leased Real Property, or (ii) zoning, building code or other moratorium proceedings, or similar matters which would reasonably be expected to materially and adversely affect the ability to operate any Leased Real Property as currently operated.

(f)         Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no ongoing or planned alterations, renovations, additions or improvements with respect to the Leased Real Property by the Company or a Company Subsidiary.

2.11       Contracts. Section 2.11 of the Company Disclosure Schedule contains a list as of the date of this Agreement of each of the following Contracts (other than Real Property Leases) to which the Company or a Company Subsidiary is a party (each such Contract (x) required to be listed in Section 2.11 of the Company Disclosure Schedule, or (y) that was required to be filed as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act) as an exhibit to the Most Recent Company 10-K under the Exchange Act prior to the date of this Agreement (other than any Company Plan), being referred to as a “Material Contract”):

(a)          each Contract that restricts in any material respect the ability of the Company, any Company Subsidiary or any Affiliate of any of them to (i) engage or compete in any geographic area or line of business, market or field, or transact with any Person (excluding for purposes of this clause (i) Contracts with any distributor of the Company or any Company Subsidiary other than Contracts with any Top Distributor), (ii) develop, sell, supply, manufacture, market, distribute, or support any material product or service, or (iii) solicit any client or customer (or that would so restrict Parent, any Parent Subsidiary or any Affiliate of any of them following the Closing), in each case, other than licenses of Intellectual Property Rights;

(b)          each joint venture agreement, partnership agreement or similar agreement with a third party;

(c)          each Contract (other than any Organizational Document) between the Company or any Company Subsidiary, on the one hand, and any director, officer or Affiliate (other than a wholly owned Company Subsidiary) of the Company or any Company Subsidiary or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including (but not limited to) any Contract pursuant to which the Company or any Company Subsidiary has an obligation to indemnify such director, officer, Affiliate or “associate” or “immediate family” member, but excluding (i) any Company Plan, and (ii) any indemnification agreement entered into on the Company’s standard form (a copy of which has been made available to Parent) and entered into in the ordinary course of business;

(d)        each Contract concerning the acquisition or divestiture of any Person, business or material line of business outside the ordinary course of business with a purchase price in excess of $15,000,000 during the three (3) years prior to the date of this Agreement or pursuant to which the Company or Company Subsidiaries have material ongoing obligations, but excluding any acquisition or divestiture Contract as to which no material obligations remain outstanding;

(e)         (i) each Contract evidencing indebtedness for money borrowed by the Company or any Company Subsidiary from a third party lender, and each Contract pursuant to which any such indebtedness for borrowed money is guaranteed by the Company or any Company Subsidiary, (ii) each Contract that grants a Lien (other than a Company Permitted Encumbrance or any license or right under Company IP) on any property or asset of the Company or the Company Subsidiaries that is material to the Company and the Company Subsidiaries, taken as a whole, and (iii) each Contract under which any Person is guaranteeing any liabilities or obligations of the Company or any of the Company Subsidiaries, in each case in excess of $10,000,000;

(f)          each Contract expressly limiting or restricting the ability of the Company or any Company Subsidiary (i) to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be, (ii) to pledge their capital stock or other equity interests, (iii) to make loans to the Company or any Company Subsidiary, or (iv) to grant liens on the property of the Company or any Company Subsidiary;

(g)         each Contract that obligates the Company or any Company Subsidiary to make any loans, advances or capital contributions to, or investments in, any Person, except for (i) loans or advances for indemnification, attorneys’ fees, or travel and other business expenses in the ordinary course of business consistent with past practice, (ii) extended payment terms for customers in the ordinary course of business consistent with past practice, (iii) prepayment of Taxes for repatriated employees of the Company or any Company Subsidiary or (iv) loans, advances or capital contributions to, or investments in, any Person that is not an Affiliate or employee of the Company not in excess of $5,000,000 individually;

(h)         each Contract that grants any right of first refusal, first notice, first negotiation or right of first offer, call right, put right, or other similar right with respect to any assets, rights or properties of the Company or any Company Subsidiary (i) for, or that would reasonably be expected to result in, total consideration of more than $5,000,000, (ii) with a fair market value in excess of $5,000,000 or (iii) that concerns material Company IP;

(i)          each Contract with any foundry, or any provider of semiconductor product assembly, testing, and manufacturing services containing any “take or pay” or minimum purchase commitments that have outstanding payment obligations of the Company or a Company Subsidiary in excess of $3,000,000;

(j)          each Contract in which a third Person licenses or assigns to the Company or a Company Subsidiary any material Intellectual Property Rights and where the payments to or from the third party under such Contract exceed $1,000,000 (excluding from disclosure any (i) Open Source Licenses, (ii) licenses to commercially available off-the-shelf Software (including Software provided as a service) or non-customized, commercially available Technology (including IP blocks), (iii) Contracts with current or former employees, consultants, or independent contractors of the Company or a Company Subsidiary, (iv) non-exclusive licenses granted in the ordinary course of business consistent with past practice, (v) non-disclosure agreements, (vi) implied, incidental, or ancillary licenses arising by operation of law or custom, (vii) non-exclusive licenses that are incidental to the primary purpose of the applicable Contract, (viii) non-exclusive licenses granted with respect to third-party products provided on an evaluation, trial, beta, proof-of-concept, or pilot basis, (ix) non-exclusive licenses granted by standards organizations, patent pools, trade associations, or similar organizations and/or their members, (x) any Contract filed as an exhibit to, or described as a “material contract” in (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act) any Company 10-K under the Exchange Act prior to the date of this Agreement) or (xi) Contracts that are expired or terminated with no surviving material obligations relating to material Intellectual Property Rights (other than confidentiality);

(k)         each Contract in which the Company or a Company Subsidiary licenses or assigns to a third Person any material Company IP (excluding from disclosure any (i) non-exclusive licenses granted to service providers of the Company or a Company Subsidiary to enable them to perform services for the benefit of the Company or a Company Subsidiary, (ii) non-exclusive licenses granted in the ordinary course of business consistent with past practice, (iii) non-disclosure agreements, (iv) implied, incidental, or ancillary licenses arising by operation of law or custom, (v) non-exclusive licenses that are incidental to the primary purpose of the applicable Contract, (vi) non-exclusive licenses granted with respect to Company Products provided on an evaluation, trial, beta, proof-of-concept, or pilot basis, (vii) non-exclusive licenses granted to standards organizations, patent pools, trade associations, or similar organizations and/or their members, (viii) any Contract filed as an exhibit to, or described as a “material contract” in (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act) any Company 10-K under the Exchange Act prior to the date of this Agreement) or (ix) Contracts that are expired or terminated with no surviving material obligations relating to material Intellectual Property Rights (other than confidentiality);

(l)         each written collective bargaining or other labor or works council agreement covering employees of the Company or a Company Subsidiary, excluding any national, sector, industry or similar generally applicable contract or arrangement;

(m)         (i) each material Contract that contains a “most favored nation” provision or that otherwise requires the Company or any Company Subsidiary (or, following the Closing, would require Parent or any Parent Subsidiary) to conduct business with any Person on a preferential or exclusive basis, or (ii) each Contract with a Top Customer, Top Supplier or Top Distributor that includes a price protection or rebate provision in favor of the counterparty to such Contract;

(n)         each settlement agreement entered into since January 1, 2024 (i) with a Governmental Entity, (ii) that requires the Company or any Company Subsidiary to pay more than $10,000,000, (iii) that imposes any material restrictions on the business of the Company or any Company Subsidiary or (iv) that imposes any material restrictions on any Affiliate of the Company (including future Affiliates);

(o)         each Contract with any Top Customer, Top Distributor or Top Supplier of the Company and the Company’s Subsidiaries (excluding (i) ordinary course confidentiality or non-disclosure agreements, (ii) purchase orders given or received in the ordinary course of business consistent with past practice, and (iii) statements of work that were signed prior to the date that is twenty four (24) months prior to the date hereof and that have been substantially satisfied in full);

(p)         each Contract that creates any obligation under any interest rate, currency or commodity derivative or hedging transaction (other than the Company Convertible Note Hedge Obligations);

(q)         each Contract with any Governmental Entity; and

(r)         each other Contract not otherwise required to be disclosed under, or not in a category contemplated by, the foregoing clauses of this Section 2.11 that contemplates or involves the payment or delivery of cash or other consideration, or the performance of services, by or to the Company or any Company Subsidiary in an amount or having a value in excess of $20,000,000 on an annual basis.

There are no existing breaches or defaults on the part of the Company or any Company Subsidiary under any Material Contract, and, to the knowledge of the Company, there are no existing breaches or defaults on the part of any other Person under any Material Contract, in each case except where, individually or in the aggregate, such breaches or defaults would not have, and would not reasonably be expected to have, a Company Material Adverse Effect. Except as would not reasonably be expected to, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, as of the date of this Agreement, neither the Company nor any Company Subsidiary has received written notice, or otherwise has knowledge, (A) that any other party to any Material Contract intends to terminate any Material Contract, or (B) of any material dispute related to any Material Contract. As of the date of this Agreement, no event has occurred or not occurred through the Company’s or any Company Subsidiary’s action or inaction or, to the knowledge of the Company, through the action or inaction of any third party, that, with notice or the lapse of time or both, would constitute a breach of or default under the terms of any Material Contract, in each case except where, such breaches or defaults would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Material Contract is valid, has not been terminated prior to the date of this Agreement, is enforceable against the Company or the applicable Company Subsidiary that is a party to such Material Contract, and, to the knowledge of the Company, is enforceable against the other parties thereto, in each case subject to the Enforceability Limitations, in each case, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to Parent accurate and complete copies of each Material Contract in effect as of the date of this Agreement, together with all amendments and supplements thereto in effect as of the date of this Agreement.

2.12       Company Products and Warranties. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) since January 1, 2024, all Company Products sold and currently supported by the Company or any Company Subsidiary have been provided in conformity with the applicable specifications therefor, all applicable contractual commitments and all applicable express warranties, except as accounted for in the Company’s warranty reserve, as accounted for in the Company’s financial statements (including any related notes) contained or incorporated by reference in the Company SEC Documents, and (ii) neither the Company nor the Company Subsidiaries have received warranty claims in excess of such warranty reserve. Except as would not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) neither the Company nor any Company Subsidiary has any liability or obligation for the replacement or repair of Company Products or other damages in connection therewith, except liabilities or obligations for replacement or repair incurred in the ordinary course of business consistent with past practice or that have been accounted for in the Company’s warranty reserve; (b) no Company Product is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale, license or lease or beyond that implied or imposed by applicable Legal Requirements; and (c) there are no claims or allegations in writing against the Company or any Company Subsidiary, or voluntary recalls or equivalent actions with respect to any Company Products, under any theory, including strict liability, product liability, defect, error, failure to warn, negligence, warranty or indemnity, other than individual requests for customer support in the ordinary course of business.

2.13       Top Customers; Distributors and Suppliers. Except as would not reasonably be expected to, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2024 to the date of this Agreement, (i) there has been no written notice of termination of the business relationship of the Company or the Company Subsidiaries with any Top Customer, Top Distributor or Top Supplier given to or received from any such Top Customer, Top Distributor or Top Supplier; (ii) none of the Company nor any of the Company Subsidiaries has any outstanding dispute with any Top Customer, Top Distributor or Top Supplier, and (iii) no Top Customer, Top Distributor or Top Supplier has notified the Company or any of the Company Subsidiaries in writing that it intends to terminate or change the terms of its business in any respect adverse to the Company or the Company Subsidiaries.

2.14        Compliance with Legal Requirements.

(a)         Except as would not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries are, and since January 1, 2023 have been, in compliance with all Legal Requirements applicable to them and their businesses. Except as would not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any Company Subsidiary has, during the three-year period prior to the date of this Agreement: (i) to the knowledge of the Company, received any written notice or verbal notice from any Governmental Entity regarding any violation by the Company or any Company Subsidiary of any Legal Requirement; or (ii) provided any notice to any Governmental Entity regarding any violation by the Company or any Company Subsidiary of any Legal Requirement.

(b)        The Company and the Company Subsidiaries hold, and have at all times since January 1, 2023 held, all Governmental Authorizations and orders of all applicable Governmental Entities necessary for the lawful operation of the businesses of the Company and the Company Subsidiaries, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Company Permits”) and have paid all fees and assessments due and payable in connection therewith, except where the failure to have, file or pay, would not be, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, all Company Permits are valid and in full force and effect, are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof and, to the knowledge of the Company, no suspension or cancellation of any such Company Permit is threatened; and the Company and each Company Subsidiary is in compliance with the terms and requirements of all the Company Permits.

2.15        Legal Proceedings; Investigations; Orders.

(a)        Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there is no Legal Proceeding pending (or, to the knowledge of the Company, threatened), against the Company or any Company Subsidiary, or affecting any of their respective properties or assets, and since January 1, 2024 there has been no such Legal Proceeding, and (ii) there is no Legal Proceeding pending (or, to the knowledge of the Company, threatened), that would adversely affect the Company’s ability to perform any of its obligations under, or consummate any of the transactions contemplated by, this Agreement.

(b)         Except as would not reasonably be expected to, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, there are no subpoenas, civil investigative demands or other written requests for information issued to the Company or any Company Subsidiary relating to potential or actual violations of any Legal Requirement that are pending or, to the knowledge of the Company, threatened, or any investigations or claims against or affecting the Company or any Company Subsidiary, or any of their respective properties, relating to potential or actual violations of any Legal Requirement.

(c)        Except as would not be, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, there is no Order outstanding against the Company or any Company Subsidiary or any of their respective assets, rights or properties.

2.16      Anti-Corruption Laws; Anti-Money Laundering Laws; Sanctions Laws; Export Control Laws. Except as would not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole:

(a)       Neither the Company nor any Company Subsidiary, nor any of their respective directors, officers, employees, or, to the knowledge of Company, other Representatives, is a Prohibited Person:

(b)         Since April 24, 2019, with respect to Sanctions Laws and Sanctioned Territories, and otherwise since January 1, 2021, neither the Company nor any Company Subsidiary, nor any of their respective directors, officers, employees, or, to the knowledge of the Company, other Representatives, in each case, acting on behalf of the Company or any Company Subsidiary, as applicable, in their official capacity: (i) has violated any applicable Anti-Corruption Laws, Anti-Money Laundering Laws, and Sanctions Laws; (ii) has violated any applicable Export Control Laws; (iii) is engaging or has, since April 24, 2019, engaged in any transactions or other dealings in violation of Sanctions Laws, directly or indirectly, with or on behalf of any Prohibited Person or in any Sanctioned Territory or Russia; (iv) is or has, since April 24, 2019, been a Prohibited Person; or (v) has made any Prohibited Payments.

(c)         No Legal Proceeding or Order or disclosure, investigation, or inquiry against or involving the Company, any Company Subsidiary, or any of their respective directors, officers, employees, or, to the knowledge of the Company, other Representatives, in each case, acting on behalf of the Company or any Company Subsidiary, as applicable, in their official capacity, concerning or relating to Anti-Corruption Laws, Anti-Money Laundering Laws, Sanctions Laws or Export Control Laws, since April 24, 2019, with respect to Sanctions Laws, and otherwise since January 1, 2021, is pending or, to the knowledge of the Company, threatened.

(d)         The Company has implemented policies and procedures reasonably designed to ensure compliance with all applicable Anti-Corruption Laws, Anti-Money Laundering Laws, Sanctions Laws, and Export Control Laws.

(e)         Neither the Company nor any Company Subsidiary is engaged in activities that would cause it to be a “covered foreign person” as described in the Outbound Investment Rules or otherwise cause any party to violate the Outbound Investment Rules.

2.17        Tax Matters.

(a)        Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)         The Company and the Company Subsidiaries have timely filed (taking into account any extension of time within which to file) all Tax Returns that are required to be filed by or with respect to any of them (the “Company Returns”) and all such Company Returns are true, correct and complete. The Company and the Company Subsidiaries have made available to Parent true, correct and complete copies of all material Company Returns for each of the preceding three (3) taxable years.

(ii)         The Company and the Company Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes required to be paid by any of them (whether or not reflected on any Tax Returns), and the financial statements of the Company and the Company Subsidiaries reflect full and adequate reserves, in accordance with GAAP, for all Taxes accrued but not yet paid by the Company or any Company Subsidiary.

(iii)        Each of the Company and the Company Subsidiaries has (A) timely paid, deducted, withheld and collected all amounts required to be paid, deducted, withheld or collected by any of them with respect to any amounts paid or owing to their employees, creditors, independent contractors, customers and other third parties (and have timely paid over any amounts so withheld, deducted or collected to the appropriate Governmental Entity), and (B) otherwise complied with all applicable Legal Requirements relating to the withholding, collection and remittance of Taxes (including information reporting requirements).

(iv)       Since January 1, 2020, no claim has been made in writing by any Tax authority in a jurisdiction where the Company or any Company Subsidiary has not filed Tax Returns of a particular type that the Company or any Company Subsidiary is or may be subject to Tax by, or required to file Tax Returns with respect to Taxes in, such jurisdiction.

(v)          Neither the Company nor any Company Subsidiary will be required to include an item of income (or exclude an item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of (A) a change in or use of an incorrect method of accounting occurring prior to the Closing Date, (B) a prepaid amount received (or deferred revenue recognized) or accrued, prior to the Closing Date, (C) an “intercompany transaction” within the meaning of Treasury Regulation Section 1.1502-13 (or any comparable provision of other applicable Law) occurring on or prior to the Closing Date, or (D) installment sale or open transaction disposition made on or prior to the Closing Date.

(b)         There are no: (i) examinations, investigations, audits, or other proceedings pending or threatened in writing with respect to any income or other material Taxes of the Company or any Company Subsidiary or any material Company Returns; (ii) extensions or waivers of the limitation period applicable to any income or other material Company Return or the period for the assessment of any income or other material Taxes of the Company or Company Subsidiaries; (iii) deficiencies for income or other material Taxes that have been claimed, proposed or assessed by any Governmental Entity against the Company or any Company Subsidiary that have not been fully satisfied by payment; (iv) Liens in respect of or on account of income or other material Taxes (other than Company Permitted Encumbrances) upon any of the property or assets of the Company or any Company Subsidiary, or (v) private letter rulings from the IRS (or any comparable Tax rulings from any other Governmental Entity) received or requested by the Company or any Company Subsidiary.

(c)         Neither the Company nor any of the Company Subsidiaries (i) is or has been, since January 1, 2016, a member of any affiliated, combined, consolidated, unitary or similar group for purposes of filing Tax Returns or paying Taxes, except for any such group of which the Company is the common parent or (ii) has any liability for Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar state, local or non-U.S. Legal Requirement), as a transferee or successor or otherwise.

(d)       Neither the Company nor any Company Subsidiary is a party to or bound by, or has any obligation under, any Tax indemnity, sharing, allocation, or reimbursement agreement or arrangement, other than: (i) customary tax provisions in ordinary course commercial agreements, the principal purpose of which is not related to Taxes; and (ii) any agreement or arrangement solely between or among the Company and/or the Company Subsidiaries.

(e)         Neither the Company nor any Company Subsidiary is bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code or any similar or analogous state, local or non-U.S. Legal Requirement) or other ruling or written agreement with a Tax authority, in each case, with respect to income or other material Taxes.

(f)         Since January 1, 2024, neither the Company nor any Company Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355(a) of the Code.

(g)         Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar state, local or non-U.S. Legal Requirement).

(h)         The Company and Company Subsidiaries have (i) complied in all material respects with the requirements of Section 482 of the Code and the Treasury Regulations thereunder (and any comparable provision of other applicable Law) and (ii) timely and properly prepared and maintained all material documentation (including any applicable transfer pricing studies) required under applicable Law.

(i)         Neither the Company nor any Company Subsidiary is, or has ever been, engaged in a trade or business, or has, or has ever had, a “permanent establishment” (as defined in any applicable income tax treaty or under any applicable Law) or a fixed place of business, in any country other than its respective country of incorporation.

(j)         Neither the Company nor any Company Subsidiary is the beneficiary of any income or other material Tax exemption, Tax holiday or other Tax incentive agreement or order.

(k)         Neither the Company nor any Company Subsidiary has taken or agreed to take any action, or believes or has any reason to believe that any conditions exist, that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

(l)         To the Company’s knowledge, neither the Company nor any Company Subsidiary has engaged in any “extraordinary disposition” or “extraordinary reduction” as such terms are defined in Treasury Regulations Section 1.245A-5, nor is a successor to any “extraordinary disposition account” pursuant to Treasury Regulations Section 1.245A-5.

(m)         To the Company’s knowledge and based on the Company’s review of the Company Disclosure Schedules, the proper entity classification for U.S. federal income tax purposes that has applied to each of the Company Subsidiaries at all times since its formation is set forth on Section 2.17(m) of the Company Disclosure Schedules. To the Company’s knowledge, no election has been filed or made or is pending to change any of the foregoing.

2.18        Employee Benefit Plans.

(a)         Section 2.18(a) of the Company Disclosure Schedule sets forth a list of all material Company Plans as of the date of this Agreement other than any Company Plan required to be maintained by applicable Legal Requirements; provided, that, with respect to employment agreements, offer letters, severance agreements and similar arrangements, only the forms of such agreements and arrangements shall be listed along with the forms of any agreements that materially differ from such general forms. Section 2.18(a) of the Company Disclosure Schedule separately identifies each material Company Plan, other than any Company Plan required to be maintained by applicable Legal Requirements, that is governed by the laws of any jurisdiction other than the United States or provides compensation or benefits to any employee, former employee or other current or former individual service provider of the Company or any Company Subsidiary (or any dependent thereof) who resides outside of the United States (each, a “Foreign Plan”).

(b)         The Company has made available to Parent copies of, to the extent applicable: (i) the plan document for each material Company Plan (and all material amendments thereto); provided, that, the Company shall be required to make available only the forms of (and not individual) employment agreements, offer letters, severance agreements and similar arrangements along with the forms of any agreements that materially differ from such forms; (ii) the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto) with respect to each material Company Plan; (iii) the most recent ERISA summary plan description with respect to each material Company Plan; (iv) the most recent IRS determination or opinion letter issued with respect to each material Company Plan intended to be qualified under Section 401(a) of the Code; and (v) all material non-routine correspondence to or from any Governmental Entity regarding any Company Plan.

(c)         No Company Plan is, and neither the Company nor any of its ERISA Affiliates contributes to, has at any time in the previous six (6) years contributed to or has any liability or obligation, whether fixed or contingent, with respect to (i) a multiemployer plan, as defined in Section 3(37) of ERISA, (ii) a single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (iii) a multiple employer plan that is subject to Section 413(c) of the Code or Section 4063 or 4064 or ERISA, (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA), or (v) voluntary employee benefit association under Section 501(a)(9) of the Code. No Company Plan is a defined benefit pension plan or scheme.

(d)         With respect to each Company Plan, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) such Company Plan has been maintained, funded and administered in compliance with applicable Legal Requirements and the requirements of such Company Plan’s governing documents and any applicable collective bargaining or other works council agreements, (ii) all contributions and insurance premiums required to be made or paid with respect to any Company Plan on or prior to the date hereof have been timely deposited or accrued in accordance with GAAP, and (iii) all reports, returns, notices and similar documents required to be filed with any Governmental Entity or distributed to any Company Plan participant have been timely filed or distributed.

(e)         Each Company Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or opinion letter, if applicable) from the IRS stating that such Company Plan is so qualified and no event has occurred or condition exists since the date of such letter that would reasonably be expected to adversely affect the qualified status of such Company Plan.

(f)         Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no pending, or to the knowledge of the Company, anticipated or threatened, Legal Proceedings or claims against the Company or any of its Subsidiaries with respect to any Company Plan, by or on behalf of any employee, former employee or beneficiary covered under any such Company Plan (other than routine claims for benefits) that, individually or in the aggregate, would reasonably be expected to result in a liability to the Company or any of its Subsidiaries. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Company Plan is, or within the last six (6) years has been, the subject of an examination, investigation or audit by a Governmental Entity, or is the subject of an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.

(g)         Except as would not reasonably be expected to, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, none of the Company Plans obligate the Company to provide a current or former employee, consultant, director or other service provider (or any beneficiary or dependent thereof) of the Company with any life insurance or medical or health benefits after his or her termination of employment or service with the Company, other than as required by applicable Law.

(h)        Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Company Plan: (i) neither the Company nor its Subsidiaries have engaged in, and to the knowledge of the Company no other Person has engaged in, any non-exempt “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) and (ii) none of the Company or any of its Subsidiaries or, to the knowledge of the Company, any other “fiduciary” (as defined in Section 3(21) of ERISA) has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of such Company Plan.

(i)          Except as expressly contemplated under the terms of this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or together with any other event) will: (i) entitle any current or former employee, officer, director, independent contractor or other individual service provider of the Company or any Company Subsidiary to any payment or benefit under any Company Plan, or result in the funding of any such payment or benefit (other than severance pay required under applicable foreign Law); (ii) increase the amount or value of any compensation, equity award or other benefits otherwise payable or required to be provided by the Company or any Company Subsidiary under any Company Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any compensation or other benefits under any Company Plan; (iv) limit or restrict the right of the Company or any of its Subsidiaries to merge, amend, or terminate or receive a reversion of assets from any Company Plan or related trust in accordance with its terms and applicable Law, (v) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits under any Company Plan; or (vi) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee, officer, director, independent contractor, or other individual service provider of the Company or any Company Subsidiary, and there is no agreement between the Company or any Company Subsidiary, on the one hand, and any current or former employee, officer, director, independent contractor, or other individual service provider of the Company or Company Subsidiary, on the other hand, that will give rise to any payment that would not be deductible for United States federal income Tax purposes pursuant to Section 280G of the Code. No Company Plan provides for any gross-up, make-whole or other similar payment or benefit in respect of any taxes under Section 4999 of the Code or Section 409A of the Code.

(j)         Each Company Plan that is subject to Section 409A of the Code has been maintained and operated in documentary and operational compliance in all material respects with the requirements of Section 409A of the Code and the applicable guidance issued thereunder, or an available exemption therefrom.

(k)        Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Foreign Plan has been administered in compliance with its terms and operated in compliance with applicable Legal Requirements. With respect to each Foreign Plan, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, such Foreign Plan has obtained from the Governmental Entity having jurisdiction with respect to such Foreign Plan any required determinations, if any, that such Foreign Plan is in compliance with the applicable Legal Requirements of the relevant jurisdiction. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Foreign Plan required to be registered or approved by a non-U.S. Governmental Entity has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that could reasonably be expected to affect any such approval relating thereto or increase the costs relating thereto. Except as would not reasonably be expected to, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, each Foreign Plan that is a pension plan or end of service defined benefit is funded to the extent required by the terms of such Foreign Plan and applicable Legal Requirements.

2.19        Labor Matters.

(a)        Neither the Company nor any Company Subsidiary is a party to or bound by any collective bargaining agreement or other labor-related agreement or arrangement with a labor organization or works council representing any of its employees, excluding any national, sector, industry or similar generally applicable contract or arrangement, and, as of the date of this Agreement, there are no labor organizations, works councils or other employee representative bodies representing, or, to the knowledge of the Company, seeking to represent any employees of the Company or any Company Subsidiary.

(b)        Since January 1, 2023, there has not been any actual or, to the knowledge of the Company, threatened material unfair labor practice charge, grievance, arbitration, strike, work stoppage, lockout, slowdown, picketing or union organizing activity with respect to any of the employees of the Company or any Company Subsidiary, affecting the Company or any Company Subsidiary.

(c)        Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries are, and since January 1, 2023, have been, in compliance with all applicable Legal Requirements, respecting employment and employment practices, including terms and conditions of employment of employees, former employees and prospective employees, wages and hours, pay equity, discrimination in employment, wrongful discharge, collective bargaining, labor relations, mass layoffs or reductions in force, plant closing notification, fair labor standards, occupational health and safety, personal rights, disability rights or benefits, workers’ compensation, employee leave issues, unemployment insurance, automated employment decision tools, and other labor and employment-related matters.

(d)        Except as would not reasonably be expected to, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, none of the Company or any of the Company Subsidiaries is party to a settlement agreement with a current or former officer, employee or independent contractor of the Company or any Company Subsidiary that involves allegations relating to harassment or discrimination of any kind by either (i) an officer of the Company or any Company Subsidiary or (ii) an employee of the Company or any Company Subsidiary at the level of Vice President or above. Except as would not reasonably be expected to, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, to the knowledge of the Company, in the last five (5) years to the date of this Agreement, no allegations of harassment of any kind have been made against (i) any officer of the Company or any Company Subsidiary or (ii) any employee of the Company or any Company Subsidiary at the level of Vice President or above.

2.20      Environmental Matters. The Company and the Company Subsidiaries are, and since January 1, 2024 have been, in compliance with all applicable Environmental Laws (which compliance includes the possession, and the compliance with the terms and conditions, by the Company and each Company Subsidiary of all Company Permits required under applicable Environmental Laws to conduct their respective business and operations), and there are no investigations, actions, suits or proceedings pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, that allege that the Company or any Company Subsidiary is violating, or has or may have, violated any Environmental Law, in each case, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. For purposes of this Agreement, “Environmental Law” shall mean any Legal Requirement relating to pollution or protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), including any such Legal Requirement regulating emissions, discharges or releases of pollutants, contaminants, wastes, toxic substances, exposure to or release of, or the management of any hazardous materials.

2.21      Insurance. The Company and the Company Subsidiaries maintain insurance with reputable insurers in such amounts and against such risks as the management of the Company has in good faith determined to be prudent and appropriate in all material respects. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all insurance policies maintained by or for the benefit of the Company or any of the Company Subsidiaries are in full force and effect, all premiums and other payments due or payable on such policies have been paid by the Company or a Company Subsidiary, claims thereunder have been filed in due and timely fashion, and neither the Company nor any Company Subsidiary is in breach or default under, has received any written notice of, or has taken any action that could permit cancellation, termination, non-renewal or modification of, any such insurance policies.

2.22      Takeover Statutes. Assuming the accuracy of Parent’s representation in Section 3.13, the Company Board has taken all action necessary to render Section 203 of the DGCL, all other potentially applicable state anti-takeover statutes and any similar provisions of the Company’s Organizational Documents inapplicable to the Merger. None of the foregoing actions taken by the Company Board has been amended, rescinded or modified. There are no other “fair price,” “moratorium,” “control share acquisition,” “business combination” or other anti-takeover statute or similar Legal Requirement applicable to this Agreement or the Merger, including any such statute or regulation that would limit or restrict Parent or any of its Affiliates from exercising ownership of the shares of Company Common Stock acquired in the Merger.

2.23      Ownership of Parent Common Stock. During the three (3) years prior to the date of this Agreement, none of the Company, any Company Subsidiary or any “affiliate” or “associate” (as such terms are defined in Section 203(c) of the DGCL) of any of the foregoing “owns” or “owned” (as such terms are defined in Section 203(c) of the DGCL), directly or indirectly, any shares of Parent Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Parent Common Stock (other than pursuant to any Company Plan). There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of the capital stock or other equity interest of Parent or any Parent Subsidiary.

2.24      Opinion of Financial Advisor. As of the date of this Agreement, the Company Board has received the opinion of Qatalyst Partners LP (the “Company Financial Advisor” and such opinion, the “Company Financial Advisor Opinion”), financial advisor to the Company, to the effect that, as of the date of such opinion and subject to the various qualifications, assumptions, limitations, and other matters set forth therein, the Exchange Ratio to be received by the holders of Company Common Stock (other than Parent or any Affiliate of Parent) pursuant to, and in accordance with, the terms of this Agreement is fair, from a financial point of view, to such holders. The Company will make available to Parent a copy of such opinion as soon as practicable following the execution of this Agreement for information purposes only.

2.25      Brokers. No broker, finder or investment banker (other than the Company Financial Advisor) is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company. The Company has made available to Parent true, correct and complete copies of all engagement, fee and similar Contracts between the Company (or any Company Subsidiary) and the Company Financial Advisor.

2.26      Information Supplied. The information supplied or to be supplied by the Company specifically for inclusion in the Form S-4 (including the Proxy Statement/Prospectus) will not, at the time the Form S-4 (and any amendment or supplement thereto) is declared effective, on the date that the Proxy Statement/Prospectus is first mailed to the stockholders of the Company, or on the date of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation or warranty is made by the Company with respect to statements made in the Form S-4 (including the Proxy Statement/Prospectus) based on information supplied by Parent for inclusion therein.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company that, except (i) as set forth or incorporated by reference in the Parent SEC Documents filed and publicly available after January 1, 2024 but prior to the date of this Agreement (excluding any disclosures contained in such documents under the heading “Risk Factors” or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature, and without giving effect to any amendment to any such document filed on or after the date of this Agreement) (it being understood that this clause (i) shall not be applicable to Section 3.2(a), 3.2(b), 3.2(d) and 3.2(e)) and (ii) subject to Section 7.12, in the disclosure schedule delivered to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”):

3.1          Due Organization and Good Standing.

(a)         Parent and Merger Sub are duly organized, validly existing and in good standing under the laws of the State of Delaware. Parent and Merger Sub have the requisite corporate power and authority to own, lease and operate their respective assets and to carry on their respective businesses as it is being conducted as of the date of this Agreement, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and Merger Sub are duly qualified and are in good standing in each other jurisdiction where the nature of their business makes such qualification necessary, except where such failure to be so qualified or in good standing would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)         Prior to the date of this Agreement, Parent has made available to the Company copies of the Organizational Documents of Parent and Merger Sub. The Organizational Documents of Parent and Merger Sub are in full force and effect and neither Parent nor Merger Sub is in violation of any of the provisions of such Organizational Documents, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

3.2          Capitalization.

(a)          As of the Parent Capitalization Date, the authorized capital stock of Parent consists of: (i) 1,250,000,000 shares of Parent Common Stock, par value $0.01 per share, of which 389,185,602 shares were issued and outstanding as of June 18, 2026 (the “Parent Capitalization Date”); and (ii) 100,000 shares of preferred stock, par value $0.01 per share, none of which were outstanding as of the Parent Capitalization Date.

(b)         As of the Parent Capitalization Date: (i) 7,378,078 shares of Parent Common Stock were subject to issuance pursuant to outstanding Parent RSUs; (ii) 6,180,446 shares of Parent Common Stock were reserved for issuance pursuant to the Parent ESPP; (iii) 77,878,172 shares of Parent Common Stock were subject to issuance pursuant to outstanding warrants (including the Parent Convertible Note Warrants); (iv) 54,973,038 shares of Parent Common Stock were reserved for issuance in connection with the Parent Convertible Notes; and (v) 237,667,964 shares of Parent Common Stock were held in treasury.

(c)         All of the shares of Parent Common Stock to be issued as Merger Consideration when issued in accordance with the terms of this Agreement will be duly authorized, validly issued, fully paid and non-assessable.

(d)         As of the Parent Capitalization Date, except as set forth in Section 3.2(a) and Section 3.2(b) and other than the Parent Convertible Notes, the Parent Convertible Note Hedges and the Parent Convertible Note Warrants, no other shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. Except as set forth in Section 3.2(b), and other than the Parent Convertible Notes, the Parent Convertible Note Hedges and the Parent Convertible Note Warrants, as of the Parent Capitalization Date, there was no: (i) outstanding subscription, option, call, warrant or other right (whether or not currently exercisable) to acquire any shares of the capital stock or other equity interests, restricted stock unit, stock-based performance unit, shares of phantom stock, stock appreciation right, profit participation right or any other right that is linked to, or the value of which is based on or derived from, the value of any shares of capital stock or other equity interest of Parent; (ii) outstanding security, instrument, bond, debenture or note that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent; or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Parent is or may become obligated to sell or otherwise issue any shares of its capital stock or other equity interest or any other securities.

(e)         Since the Parent Capitalization Date through the date of this Agreement, Parent has not issued any shares of Parent Common Stock or other equity interests of Parent (other than in connection with (i) the settlement or vesting of Parent RSUs outstanding as of the Parent Capitalization Date in accordance with their terms, (ii) the exercise of purchase rights under the Parent ESPP outstanding as of the Parent Capitalization Date in accordance with its terms, (iii) the exercise of Parent Convertible Note Warrants outstanding as of the Parent Capitalization Date in accordance with their terms, or (iv) the conversion of, or any other issuance of shares of Parent Common Stock pursuant to, the Parent Convertible Notes outstanding as of the Parent Capitalization Date in accordance with their terms), or granted any Parent RSUs or other equity or equity-based awards.

3.3          Subsidiaries.

(a)         For purposes of this Agreement, “Significant Parent Subsidiary” shall mean those Parent Subsidiaries set forth on Exhibit 21.1 of the Most Recent Parent 10-K. Each Significant Parent Subsidiary is duly organized, validly existing and (where such concept is recognized under the laws of the jurisdiction in which it is organized) in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other organizational power and authority to own, lease and operate its assets and to carry on its business as it is being conducted as of the date of this Agreement, except where the failure to be so organized, existing and in good standing or to have such power and authority, would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each Significant Parent Subsidiary is duly qualified to do business, and (where such concept is recognized under the laws of the jurisdiction in which it is organized) is in good standing, in each other jurisdiction where the nature of its business makes such qualification necessary, except where the failure to be so qualified or in good standing would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)         Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the Organizational Documents of each Significant Parent Subsidiary are in full force and effect and no such Significant Parent Subsidiary is in violation of any of the provisions of such Organizational Documents.

3.4          Authority; Binding Nature of Agreement.

(a)        Parent has the requisite corporate power and authority under the DGCL and its Organizational Documents to enter into and to perform its obligations under this Agreement and to consummate the Merger, subject to the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub. The execution and delivery of this Agreement by Parent and the consummation by Parent of the Merger and other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Parent Board, and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement, in each case other than the adoption of this Agreement by Parent as the sole stockholder of Merger Sub and the filing of the certificate of merger as required by the DGCL. This Agreement has been duly executed and delivered on behalf of Parent and, assuming the due authorization, execution and delivery of this Agreement on behalf of the Company, constitutes the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Limitations.

(b)        The Parent Board has unanimously: (i) duly and validly authorized and approved the execution, the delivery and the performance of this Agreement and the consummation of the Merger, by Parent; (ii) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of Parent and its stockholders; (iii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger; and (iv) approved the issuance of shares of Parent Common Stock in the Merger as contemplated by this Agreement (the “Parent Share Issuance”). Assuming the accuracy of the representations in Section 2.2, and the compliance by the Company with its obligations under Section 4.2(a) (to the extent non-compliance impacts or contributes to the inaccuracy of the following representation), no vote of the holders of shares of Parent Common Stock is necessary to approve this Agreement, the Merger, the Parent Share Issuance or the other transactions contemplated by this Agreement.

(c)        The board of directors of Merger Sub has: (i) determined that the transactions contemplated by this Agreement are fair to, and in the best interests of, Merger Sub and its stockholder; (ii) declared that this Agreement is advisable and recommended that its sole stockholder, in its capacity as such, adopt this Agreement; and (iii) authorized and approved the execution, delivery and performance of this Agreement by Merger Sub.

(d)         The Merger Sub was formed solely for the purpose of entering into the transactions contemplated by this Agreement and is a wholly owned (directly or indirectly) Subsidiary of Parent, and has the requisite corporate power and authority under the DGCL and its Organizational Documents to enter into and to perform its obligations under this Agreement. The execution and delivery of this Agreement by Merger Sub and the consummation by Merger Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Merger Sub, and no other corporate proceedings on the part of Merger Sub are necessary to authorize this Agreement other than: (A) the adoption of this Agreement by Parent as the sole stockholder of Merger Sub; and (B) the filing of the Certificate of Merger as required by the DGCL. This Agreement has been duly executed and delivered by Merger Sub and, assuming the due authorization, execution and delivery of this Agreement on behalf of the Company, constitutes the valid and binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms, subject to the Enforceability Limitations.

(e)         Parent, as the sole stockholder of Merger Sub, will execute and deliver a written consent to adopt this Agreement promptly after the execution and delivery of this Agreement.

3.5          Non-Contravention; Consents.

(a)          The execution and delivery of this Agreement by Parent and the consummation by Parent of the Merger will not:

(i)           cause a violation of any of the provisions of the Organizational Documents of Parent or any Significant Parent Subsidiary;

(ii)          assuming the consents and filings referred to in Section 3.5(b) are made and obtained, and except as may be required by the Securities Act, the Exchange Act, the DGCL, applicable Antitrust Laws, applicable FDI Laws, applicable state securities takeover and “blue sky” laws, or the rules and regulations of Nasdaq, conflict with or violate any applicable Legal Requirements; or

(iii)          subject to Section 4.6, result in any loss, limitation or impairment of any right of Parent or any Parent Subsidiary to own or use any assets, result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under any material Contract to which Parent or a Parent Subsidiary is party, or result in the creation of any Liens of any kind (other than Parent Permitted Encumbrances) upon any of the properties, rights or assets of Parent or any Parent Subsidiary;

except, in the cases of clauses (ii) and (iii), as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)         Except as may be required by the Securities Act, the Exchange Act, the DGCL, applicable Antitrust Laws, applicable FDI Laws, applicable state securities takeover and “blue sky” laws or the rules and regulations of Nasdaq, neither Parent, Merger Sub, nor any Parent Subsidiary, is required to make any filing, registration, or declaration with, give any notice to, or obtain any consent, Order, license, permit, clearance, waiver or approval from, any Governmental Entity for the execution and delivery of this Agreement by Parent or the consummation by Parent of the Merger, the performance by Parent of its covenants and obligations hereunder or the consummation by Parent of the Merger, in each case, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

3.6          Reports; Financial Statements; Internal Controls.

(a)          All reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference therein) required to be filed or furnished by Parent with the SEC under the Exchange Act or Securities Act since January 1, 2024 (the “Parent SEC Documents”), have been filed or furnished with the SEC on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded, then on the date of such amended or superseding filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as the case may be) and the applicable regulations promulgated thereunder and the listing requirements and corporate governance rules and regulations of Nasdaq, each as in effect on the date such Parent SEC Document was filed; and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information filed or furnished by Parent to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. Since January 1, 2024, with respect to each annual report on Form 10-K and each quarterly report on Form 10-Q included in the Parent SEC Documents, no principal or chief executive officer or principal or chief financial officer of Parent has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, (i) there are no outstanding or unresolved comments from the SEC with respect to any of the Parent SEC Documents and, to the knowledge of Parent, none of the Parent SEC Documents is the subject of any ongoing SEC review; and (ii) to the knowledge of Parent, there are no pending or threatened (A) formal or informal investigations of Parent by the SEC or (B) inspections of an audit of the Parent’s financial statements by the Public Company Accounting Oversight Board.

(b)       The financial statements (including any related notes and auditor reports) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q or any successor form under the Exchange Act, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); and (iii) fairly present, in all material respects, the financial position of Parent and Parent’s consolidated Subsidiaries as of the respective dates thereof and the results of operations and consolidated cash flows of Parent and Parent’s consolidated Subsidiaries for the periods covered thereby subject, with respect to unaudited interim statements, to normal and recurring year-end adjustments and except as indicated in the notes thereto or as permitted by the rules and regulations of the SEC, and except that unaudited financial statements may not contain footnotes.

(c)         Parent maintains, and at all times since January 1, 2024, has maintained, a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance: (i) that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent and the Parent Subsidiaries; (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with general or specific authorizations of management and directors of Parent; and (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent and the Parent Subsidiaries that could have a material effect on the financial statements. Since January 1, 2024, to the knowledge of Parent, management of Parent has disclosed to Parent’s auditors and the audit committee of the Parent Board (x) any significant deficiencies or material weaknesses in the design and operation of internal controls over financial reporting that is reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or any other employees who have a significant role in Parent’s internal control over financial reporting, and each such significant deficiency, material weakness and fraud so disclosed to auditors, if any, has been disclosed to the Company prior to the date hereof.

(d)        Parent maintains disclosure controls as required by Rule 13a-15 or 15d-15 under the Exchange Act. As of the date hereof, Parent is in compliance with all current listing requirements of Nasdaq, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e)         Neither Parent nor any Parent Subsidiary is a party to, or has a commitment to effect, enter into or create, any “off-balance sheet arrangement” (as defined in Item 303(b) of Regulation S-K under the Exchange Act).

(f)         Neither Parent nor any Parent Subsidiary has any liabilities of a nature or type required by GAAP to be reflected on a consolidated balance sheet of Parent (or disclosed in the notes), whether accrued, absolute, determined, contingent or otherwise and whether due or to become due, except for: (i) liabilities disclosed in the financial statements (including any related notes) contained in the Most Recent Parent Balance Sheet; (ii) liabilities incurred in the ordinary course of business since the date of the Most Recent Parent Balance Sheet; (iii) liabilities that would not have, or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; (iv) liabilities and obligations incurred in connection with the transactions contemplated by this Agreement or otherwise as contemplated by this Agreement, and (v) liabilities owed by one of Parent or a Parent Subsidiary to another of Parent or a Parent Subsidiary.

3.7          Absence of Certain Changes.

(a)         Since the date of the Most Recent Parent Balance Sheet through the date of this Agreement, there has not been any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)         From the date of the Most Recent Parent Balance Sheet to the date of this Agreement, the businesses of Parent and the Parent Subsidiaries have been conducted in all material respects in the ordinary course of business, and neither Parent nor any Parent Subsidiary has undertaken any action that if proposed to be taken after the date of this Agreement would require the Company’s consent pursuant to Sections 4.2(b).

3.8          Intellectual Property and Related Matters.

(a)         Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the material Parent IP that is Registered IP (“Parent Registered IP”) (other than applications for Patents, Marks or Copyrights pending as of the date hereof), including all Parent Registered IP that is currently being asserted in any infringement proceedings, is subsisting and, to the knowledge of Parent, valid and enforceable.

(b)         Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all material Parent IP is owned exclusively by Parent or a Parent Subsidiary free and clear of all Liens other than Parent Permitted Encumbrances.

(c)         Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) neither Parent nor any Parent Subsidiary is subject to any outstanding Order that restricts in any material manner the use, transfer or licensing of any material Parent IP by Parent or any Parent Subsidiary, but excluding any Order of general applicability related to export controls on Technology, and (ii) the execution, delivery and performance of this Agreement, and the Closing, will not, with or without notice or the lapse of time, result in or give any other Person the right or option to cause, under any Contract to which Parent or any Parent Subsidiary is a party, the release, disclosure, or delivery of any material Parent IP by or to any escrow agent or other Person.

(d)         Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) the operations of the businesses of Parent and the Parent Subsidiaries as currently conducted, including Parent’s and the Parent Subsidiaries’ design, manufacture, provision, use and sale of any Parent Products, do not infringe, misappropriate or otherwise violate, and, since January 1, 2024, have not infringed, misappropriated or otherwise violated, any Intellectual Property Rights owned by any other Person; provided, that, with respect to the infringement of Patents, the foregoing representation and warranty is limited to the knowledge of Parent and (ii) no Legal Proceeding is pending or, since January 1, 2024, has been threatened in writing, against Parent or any Parent Subsidiary alleging any infringement, misappropriation or violation of any Intellectual Property Rights of any other Person by Parent or any Parent Subsidiary, (iii) to the knowledge of Parent, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Parent IP by any third Person, and (iv) since January 1, 2024, neither Parent nor any Parent Subsidiary has brought any Legal Proceeding against any other Person, or provided any other Person with written notice or other assertion, alleging any Person is infringing, misappropriating or otherwise violating any Parent IP.

(e)         Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, to the knowledge of Parent, (i) no material Parent IP has been declared as essential to any standard and (ii) no third party has specifically alleged that any material Parent IP is subject to any licensing, assignment, contribution, disclosure, or other requirements or restrictions of any industry standards organization, body, working group, patent pool, trade association, or similar organization.

3.9          Compliance with Legal Requirements.

(a)        Parent and the Parent Subsidiaries are, and since January 1, 2023, have been, in compliance with all Legal Requirements applicable to them and their businesses, except where the failure to comply with such Legal Requirements, individually or in the aggregate, has not been or would not reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole. Neither Parent nor any Parent Subsidiary has, during the three-year period prior to the date of this Agreement, to the knowledge of Parent, received any written or verbal notice from any Governmental Entity regarding any material violation by Parent or any Significant Parent Subsidiary of any Legal Requirement, in each case except where such violation, individually or in the aggregate, has not been and would not reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole.

(b)         Parent and the Parent Subsidiaries hold, and have at all times since January 1, 2023 held, all Governmental Authorizations and orders of all applicable Governmental Entities necessary for the lawful operation of the businesses of Parent and the Parent Subsidiaries, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for Parent and the Parent Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Parent Permits”) and have paid all fees and assessments due and payable in connection therewith, except where the failure to have, file or pay, individually or in the aggregate, has not been and would not reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole. Except as has not been and would not reasonably be expected to be material, individually or in the aggregate, to Parent and the Parent Subsidiaries, taken as a whole, (i) all Parent Permits are valid and in full force and effect, are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof and, to the knowledge of Parent, no suspension or cancellation of any such Parent Permit is threatened; and (ii) Parent and each Parent Subsidiary is in compliance with the terms and requirements of all Parent Permits.

3.10        Legal Proceedings; Investigations; Orders.

(a)         (i) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no Legal Proceeding pending (or, to the knowledge of Parent, threatened) against Parent, Merger Sub or any Parent Subsidiary, or affecting any of their respective properties or assets, and since January 1, 2024 there has been no such Legal Proceeding, and (ii) there is no Legal Proceeding pending (or, to the knowledge of Parent, threatened), that would adversely affect Parent’s or the Merger Sub’s ability to perform any of its obligations under, or consummate any of the transactions contemplated by, this Agreement.

(b)         Except as would not be, and would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, there is no Order outstanding against the Parent, the Merger Sub or any of their respective assets, rights or properties.

3.11        Tax Matters.

(a)          Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i)           Parent and the Parent Subsidiaries have timely filed (taking into account any extension of time within which to file) all Tax Returns that are required to be filed by or with respect to any of them (the “Parent Returns”) and all such Parent Returns are true, correct and complete.

(ii)         Parent and the Parent Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes required to be paid by any of them (whether or not reflected on any Tax Returns), and the financial statements of Parent and the Parent Subsidiaries reflect full and adequate reserves, in accordance with GAAP, for all Taxes accrued but not yet paid by Parent or any Parent Subsidiary.

(iii)       Each of Parent and the Parent Subsidiaries has (i) timely paid, deducted, withheld and collected all amounts required to be paid, deducted, withheld or collected by any of them with respect to any amounts paid or owing to their employees, creditors, independent contractors, customers and other third parties (and have timely paid over any amounts so withheld, deducted or collected to the appropriate Governmental Entity) and (ii) otherwise complied with all applicable Legal Requirements relating to the withholding, collection and remittance of Taxes (including information reporting requirements).

(iv)       There are no: (A) examinations, investigations, audits, or other proceedings pending or threatened in writing with respect to any material Taxes of Parent or any Parent Subsidiary or any material Parent Returns; (B) extensions or waivers of the limitation period applicable to any material Parent Return or the period for the assessment of any material Taxes of Parent or the Parent Subsidiaries; (C) deficiencies for material Taxes that have been claimed, proposed or assessed by any Governmental Entity against Parent or any Parent Subsidiary that have not been fully satisfied by payment; or (D) Liens in respect of or on account of material Taxes (other than Parent Permitted Encumbrances) upon any of the property or assets of Parent or any Parent Subsidiary.

(v)         Neither Parent nor any of the Parent Subsidiaries (A) is or has been, since January 1, 2016, a member of any affiliated, combined, consolidated, unitary or similar group for purposes of filing Tax Returns or paying Taxes, except for any such group of which Parent is the common parent, or (B) has any liability for Taxes of any Person (other than Parent or any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar state, local or non-U.S. Legal Requirement) or as a transferee or successor.

(b)         Neither Parent nor any Parent Subsidiary has taken or agreed to take any action, or believes or has any reason to believe that any conditions exist, that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

(c)         The Merger Sub has at all times since formation been classified as a corporation for U.S. federal and applicable state and local income tax purposes.

3.12       Takeover Statutes. Assuming the accuracy of the Company’s representation in Section 2.23, the Parent Board has taken all action necessary to render Section 203 of the DGCL, all other potentially applicable state anti-takeover statutes and any similar provisions of the Parent’s Organizational Documents inapplicable to the Merger and the Parent Share Issuance.

3.13       Ownership of Company Common Stock. During the three (3) years prior to the date of this Agreement, neither Parent nor any Parent Subsidiary beneficially owns or owned, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Company Common Stock (other than pursuant to any Parent Plan). There are no voting trusts or other agreements or understandings to which Parent or any Parent Subsidiary is a party with respect to the voting of the capital stock or other equity interest of the Company or any Company Subsidiary.

3.14       Brokers. No broker, finder or investment banker (other than Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC) is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent.

3.15     Information Supplied. The information supplied or to be supplied by Parent specifically for inclusion in the Form S-4 (including the Proxy Statement/Prospectus) will not, at the time the Form S-4 (and any amendment or supplement thereto) is declared effective, on the date that the Proxy Statement/Prospectus is first mailed to the stockholders of the Company, or on the date of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation or warranty is made by Parent with respect to statements made based on information supplied by the Company for inclusion in the Form S-4 (including the Proxy Statement/Prospectus).

3.16       Availability of Shares & Funds. Assuming the accuracy of the representations and warranties in Sections 2.2, and 2.11(e), (g) and (p), (a) Parent has, as of the date hereof, and Parent will have, as of the Closing, (a) sufficient authorized and unissued shares of Parent Common Stock to issue the aggregate Merger Consideration and (b) Parent will have, as of the Closing, sufficient financial resources to pay all amounts required to consummate and perform its obligations with respect to the Merger and the other transactions contemplated hereby on the terms and subject to the conditions contemplated hereby, including all funds necessary for the payment of all fees and expenses of or payable by any of Parent, the Merger Sub and the Surviving Corporation and any amounts that become payable in respect of the Credit Facility Termination, the redemption or repurchase of the Company Senior Notes and the conversion of the Company Convertible Notes. In no event shall the receipt or availability of any funds or financing by Parent or Merger Sub or any other financing be a condition to Parent’s or Merger Sub’s obligations to consummate the Merger hereunder and the other transactions contemplated hereby.

3.17       Merger Sub. Parent is the sole stockholder of Merger Sub. Since the date of its incorporation, Merger Sub has not carried on any business or conducted any operation other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

ARTICLE IV
 COVENANTS

4.1          Access.

(a)        Upon reasonable prior notice and subject to the Clean Team Agreement, (i) the Company shall afford Parent and Parent’s Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to the Company’s and the Company Subsidiaries’ personnel, properties, Contracts, filings with Governmental Entities, books and records and other information and materials reasonably requested by Parent and, during such period, the Company shall furnish promptly to Parent all additional financial, operating and other data and information concerning its business as Parent may reasonably request; and (ii) the Company shall reasonably cooperate with respect to Parent’s and Parent’s Representatives’ planning with respect to post-Closing business plans and operations (provided the Company and the Company Subsidiaries shall not be required to implement such plans prior to the Closing); provided, however, that the Company shall not be required to permit any inspection or provide other access, or to disclose any information, that in the reasonable judgment of the Company would: (i) violate any legal or contractual obligation of the Company with respect to confidentiality or privacy; (ii) jeopardize protections afforded the Company under the attorney-client privilege, the attorney work product doctrine or similar legal privilege or protection; (iii) violate any Legal Requirement; (iv) involve any invasive sampling at or other material disturbances or potential damage to any real properties or physical assets of the Company, or (v) result in the disclosure of any trade secrets; provided, that, in each case the Company shall inform Parent of the nature of the information being withheld, and shall use reasonable best efforts to make alternative arrangements that would allow Parent (or its applicable Representative) access to such portions of information. All information provided to Parent and Parent’s Representatives by or on behalf of the Company pursuant to this Agreement shall be treated as “Confidential Information” of the Company for purposes of the Non-Disclosure Agreement. Notwithstanding anything to the contrary in this Section 4.1(a), nothing in this Section 4.1(a) shall require the Company or any of the Company Subsidiaries to prepare, create or deliver any financial statements, financial projections, or financial forecasts that were not prepared or maintained in the ordinary course of business prior to the date of this Agreement or any other analysis or other information that would create an undue burden for the Company to prepare.

(b)        No exchange of information or investigation by Parent or Parent’s Representatives under this Section 4.1 shall affect or be deemed to affect, modify or waive the scope of the representations and warranties of the Company set forth in this Agreement.

4.2          Interim Operations.

(a)       The Company agrees that, during the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (1) to the extent Parent shall otherwise give its prior consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (2) as set forth in Section 4.2(a) of the Company Disclosure Schedule, (3) as required by applicable Legal Requirements, or (4) as expressly permitted or required by this Agreement, the Company shall, and shall cause the Company Subsidiaries to: (i) use commercially reasonable efforts to conduct its business in the ordinary course consistent with past practice in all material respects and (ii) use commercially reasonable efforts to preserve intact in all material respects its and its Subsidiaries’ current business organization, keep available the services of the Company’s current officers and maintain in all material respects its relations and goodwill with the Persons having material business relationships with the Company or any Company Subsidiary. Without limiting the foregoing, during the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (A) to the extent Parent shall otherwise give its prior consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), including by electronic mail (provided, that, if Parent does not respond in writing to such request within five (5) Business Days after receipt thereof, such consent shall be deemed to have been given), (B) as set forth in Section 4.2(a) of the Company Disclosure Schedule, (C) as required by applicable Legal Requirements, or (D) as expressly permitted or required by this Agreement, the Company shall not (and shall not permit any Company Subsidiary to and shall cause the Company Subsidiaries not to), directly or indirectly, in each case by merger, consolidation, division, operation of law, or otherwise:

(i)           amend the Organizational Documents of the Company or any Significant Company Subsidiary;

(ii)      adopt a plan or agreement of (A) complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary or (B) dissolution, merger, consolidation, share exchange, business combination, amalgamation, division or subdivision, restructuring, recapitalization, or other reorganization or similar transaction, other than, in the case of clause (B), transactions solely between or among direct or indirect wholly owned Subsidiaries of the Company;

(iii)       adjust, split, combine, reverse stock split, subdivide, change, exchange, amend the terms of or reclassify any shares of the Company’s capital stock or other equity interests of the Company or any Company Subsidiary, other than transactions only involving Company Subsidiaries that would not impair the Company’s ownership or control over such Company Subsidiaries;

(iv)        declare, accrue, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or otherwise) with respect to any shares of the Company’s capital stock or other equity interest, or the capital stock or other equity interest of any Company Subsidiary, other than dividends or distributions only to the extent paid by any wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary;

(v)          acquire (by merger, consolidation, operation of law, acquisition of stock, other equity interests or assets, formation of a joint venture or otherwise) (A) any other Entity, (B) any equity interest in any other Entity, or (C) any business or division of any other Entity or a substantial portion of such Entity’s assets, except, (1) acquisitions between the Company and any wholly owned Subsidiary or among any wholly owned Company Subsidiaries; or (2) acquisitions in one or more transactions with respect to which (x) the aggregate consideration for any individual acquisition (or series of related acquisitions) does not exceed $10,000,000 and (y) the aggregate consideration for all such transactions does not exceed $20,000,000;

(vi)        except to the extent permitted by Sections 4.2(a)(v) or (xxii), (A) acquire, lease or license (as licensee) any assets with fair market value in excess of $5,000,000 in the aggregate outside the ordinary course of business consistent with past practice, or (B) acquire, lease, license, sell, assign, or grant the right of use of any interest in real property with fair market value in excess of $5,000,000;

(vii)       directly or indirectly make any loans, advances, capital contributions to or any other investments in, in any transaction or series of transactions, any Person, excluding (A) advancement of payables and other deferred payments in the ordinary course of business consistent with past practice, and (B) transactions solely between the Company and a Company Subsidiary, or among the Company Subsidiaries;

(viii)      issue, sell, pledge (except in connection with the actions permitted by Section 4.2(a)(xi)), grant, authorize or otherwise permit to become outstanding any additional shares of, or securities convertible or exchangeable for, or options, warrants or rights to acquire, any shares of its capital stock or other equity interests, other than: (A) shares of Company Common Stock issuable upon the vesting of Company RSUs, Company PSUs or Company MSUs, in each case, that are outstanding as of the date of the Agreement or granted in accordance with the terms of this Agreement pursuant to the terms of such awards as set forth in the applicable Company Equity Agreements; (B) as expressly required pursuant to the terms of the Company Convertible Notes in connection with a conversion thereof at the election of the applicable holder without affirmative action by the Company or its Subsidiaries to encourage or solicit such conversion; (C) pursuant to the exercise of purchase rights under the Company ESPP in the ordinary course of business consistent with past practice; or (D) in connection with any transaction between the Company and any wholly-owned Company Subsidiary, or among any wholly-owned Company Subsidiaries;

(ix)       sell, assign, transfer, lease or license to any third party, or encumber, knowingly abandon, knowingly cancel, knowingly allow to lapse, knowingly allow to expire, or otherwise dispose of (by merger, consolidation, operation of law, division or otherwise), any material Company IP or other material assets or right of the Company, other than: (A) sales, assignments, transfers, leases, licenses or other dispositions of inventory, goods or services in the ordinary course of business consistent with past practice; (B) pursuant to written Contracts or commitments existing as of the date of this Agreement and set forth on Section 4.2(a)(ix) of the Company Disclosure Schedule; (C) dispositions of obsolete equipment or assets in the ordinary course of business consistent with past practice; (D) as security for any indebtedness and guarantees permitted by Section 4.2(a)(xi); (E) non-exclusive licenses granted in the ordinary course of business, (F) abandonment of Company IP that is not material (to the business of the Company and its Subsidiaries) in the ordinary course of business consistent with past practice, (G) sales, assignments, transfers, leases, licenses or other dispositions of, or grants of rights with respect to, any assets (other than Company IP that is material to the business of the Company and its Subsidiaries) for which the aggregate consideration received or receivable by the Company or any Company Subsidiary across all such transactions does not exceed $10,000,000, or (H) transactions between or among the Company and one or more wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries;

(x)        directly or indirectly repurchase, redeem or otherwise acquire any shares of the Company’s or any Company Subsidiary’s capital stock or equity interests, or any other securities or obligations convertible (currently or after the passage of time or the occurrence of certain events) into or exchangeable for any shares of the Company’s or any Company Subsidiary’s capital stock or equity interests, except: (A) shares of Company Common Stock repurchased from employees or consultants or former employees or consultants of the Company pursuant to the exercise of repurchase rights set forth in Company Equity Agreements in the ordinary course of business, consistent with past practice, and pursuant to the terms of the applicable Company Equity Agreements; or (B) shares of Company Common Stock accepted as payment for withholding Taxes incurred in connection with the vesting or settlement of Company RSUs, Company PSUs and Company MSUs, as applicable, in the ordinary course of business, consistent with past practice, and pursuant to the terms of the applicable Company Equity Agreements;

(xi)       (A) incur, redeem, repurchase, prepay, discharge, defease, or cancel any indebtedness for borrowed money, guarantee any such indebtedness, issue or sell any debt securities or rights to acquire any debt securities (directly, contingently or otherwise), or amend, restate, supplement or otherwise modify the terms of any debt securities or indebtedness for borrowed money or guarantees thereof, except for: (1) incurrences and prepayments in the ordinary course of business pursuant to the Company’s or any Company Subsidiary’s existing credit facilities or letter of credit facilities (and any Permitted Debt Modification thereof); (2) any indebtedness among the Company and any wholly-owned Company Subsidiaries or among any wholly-owned Company Subsidiaries; (3) guarantees by the Company or the Company Subsidiaries in respect of any indebtedness incurred in compliance with this clause (xi); (4) incurrences of (a) purchase money financings and capital leases entered into in the ordinary course of business consistent with past practice, and (b) ordinary-course financing incident to commercial transactions in an aggregate amount not to exceed $5,000,000 at any time outstanding, and, in respect of (a) and (b), prepayments, discharges, and cancellations thereof; provided, that, the aggregate amount of (a) and (b) shall not exceed $10,000,000 at any time outstanding; (5) (a) as expressly required pursuant to the terms of the Company Convertible Notes in connection with a conversion thereof at the election of the applicable holder without affirmative action by the Company or its Subsidiaries to encourage or solicit such conversion, (b) to the extent required pursuant to the terms of the Company Credit Agreement, the Company Senior Notes Indenture or any Permitted Debt Modification of the foregoing, or (c) any action taken pursuant to Section 4.17; (6) amendments, restatements, supplements, modifications, extensions, renewals, refinancings and replacements of debt securities, indebtedness for borrowed money or guarantees thereof that (w) do not increase the interest rate or secure unsecured indebtedness, (x) in the case of revolving or letter of credit facilities, do not increase borrowing capacity thereunder, and otherwise, do not increase the aggregate principal amount thereunder or guaranteed, as applicable (other than by fees, accrued interest or premiums), (y) do not impose materially more burdensome restrictive covenants, taken as a whole, on the Company and the Company Subsidiaries, and (z) do not impose change of control, redemption, repurchase, defeasance and discharge provisions materially less favorable to the Company and the Company Subsidiaries than the original debt securities so amended, restated, supplemented, modified, extended, renewed, refinanced or replaced, as applicable, including by imposing a higher premium on the Company (or Parent, including pursuant to its rights set forth in Section 4.17(d)) to redeem, repurchase, defease or discharge the applicable debt securities, indebtedness or guarantees as of the Effective Time (for the avoidance of doubt, an extension of maturity is not materially less favorable) (each, as described in this clause (6), a “Permitted Debt Modification”); and (7) discharges and cancellations of indebtedness for borrowed money, debt securities or guarantees at maturity; or (B) incur any Lien on any of its material property or material assets other than (i) in the ordinary course of business consistent with past practice, (ii) in connection with indebtedness permitted by clause (A) of this Section 4.2(a)(xi), (iii) Company Permitted Encumbrances, or (iv) other Liens securing obligations in an aggregate amount not to exceed $5,000,000 at any time outstanding;

(xii)       excluding increases in compensation or benefits required pursuant to the terms of any Company Plan in effect on the date hereof, (A) other than in the case of renewals of Company Plans that affect employees generally and that are in the ordinary course of business consistent with past practice, adopt, amend or terminate any material Company Plan; provided, that, the Company may enter into (x) any Contract with any individual independent contractor for payment of less than $250,000 in a calendar year in the ordinary course of business consistent with past practice or (y) in the ordinary course of business consistent with past practice, offer letters, employment agreements and similar arrangements with employees below the level of Vice President that do not provide for severance (other than severance provided pursuant to the terms of Company Plans in effect as of the date hereof or as required by applicable Legal Requirements); (B) accelerate the vesting or payment of the compensation or benefits of any current or former director, employee or individual independent contractor of the Company or any Company Subsidiary; (C) increase the compensation or benefits of any current or former director or employee of the Company or any Company Subsidiary, except for off-cycle salary or wage increases in the ordinary course of business consistent with past practice; (D) grant any rights to severance, retention, change in control or termination pay to any current or former director, employee or other individual service provider of the Company or any Company Subsidiary, other than (1) pursuant to the terms of Company Plans or individual Contracts in effect as of the date hereof, or (2) in the case of severance or termination pay, as required by applicable Legal Requirements; (E) hire or promote any employee, except (1) hiring up to thirty (30) net new employees below the level of Vice President, taking into account departures and back-fills, or (2) with respect to employees below the level of Vice President, promotions made in the ordinary course of business consistent with past practice (including annual promotion cycles); (F) terminate the employment of any employee at or above the level of Vice President; or (G) terminate the employment of any employee below the level of Vice President (other than (1) for cause or (2) in the ordinary course of business consistent with past practice, in connection with performance, reorganization or workforce planning, and provided that any severance or other payments are made pursuant to the terms of Company Plans or individual agreements in effect as of the date hereof or otherwise permitted under this clause (xii));

(xiii)     (A) modify, extend, or enter into any labor agreement, collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization or works council, or (B) voluntarily recognize or certify any labor union, labor organization, works council, or group of employees of the Company or any Company Subsidiary as the bargaining representative for any employees of the Company or any Company Subsidiary;

(xiv)      (A) waive, release, or amend the restrictive covenant obligations of any current or former director, officer, or employee at the level of Vice President or above of the Company or any Company Subsidiary, or (B) waive, release or amend non-disclosure or confidentiality obligations of any current or former director, officer or employee of the Company or any Company Subsidiary;

(xv)       engage in any “plant closing,” “mass layoff” or similar act requiring notice under the Worker Adjustment and Retraining Notification Act of 1988 or any similar federal, state or local Law (whether foreign or domestic);

(xvi)     (A) other than in the ordinary course of business consistent with past practice, grant any material refunds or credits (excluding rebates) to any customer or distributor, (B) materially accelerate, or materially alter practices and policies relating to, the rate of collection of accounts receivable or payment of accounts payable, or (C) take any action with the intention of materially increasing channel inventory relative to revenue;

(xvii)     (A) enter into any Contract with any customer, distributor or supplier that would constitute a Material Contract if in effect as of the date of this Agreement under clauses (a) or (m) of the definition thereof; (B) renew or extend any Contract that is a Material Contract or would constitute a Material Contract if in effect as of the date of this Agreement under clauses (a) or (m) of the definition thereof, where payments to or from the counterparty in a fiscal year exceed $15,000,000; (C) exercise or permit to lapse (whether or not in accordance with its terms) any option under the Contracts listed on Section 4.2(a)(xvii)(C) of the Company Disclosure Schedule with an associated value of $20,000,000 or more associated with the licensing of or grant of rights with respect to products or technology; or (D) except in the ordinary course of business consistent with past practice, or where payments under the applicable Contract (individual Contract or series of related Contracts) to or from a counterparty do not exceed $5,000,000, (1) enter into or become bound by any Contract that would constitute a Material Contract if in effect as of the date of this Agreement, (2) renew, extend, amend in any material respect, any Material Contract, or (3) voluntarily terminate any Material Contract; provided, in each case of clause (A), (B) and (D), any Contract that addresses subject matter for which Parent’s consent would be required, or is expressly permitted, pursuant to another clause under this Section 4.2(a) shall be governed by such other clause hereof, and no separate consent shall be required under this clause (xvii) for the entry into a Contract effecting such action, to the extent the provisions of such Contract would customarily form part of the subject matter of the Contract effecting such matter;

(xviii)    change any of its methods of financial accounting or accounting practices in any material respect other than as required by changes in GAAP, the SEC or applicable Legal Requirements;

(xix)      other than in the ordinary course of business consistent with past practice or as required by GAAP, revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable;

(xx)       make, change or revoke any material Tax election other than any election made in the ordinary course of business on an otherwise required income Tax Return that is consistent with past practice or required by applicable Legal Requirements, change or adopt any material Tax accounting period or material method of Tax accounting other than as required by applicable Legal Requirements or GAAP, file any amended material Company Return if such amendment would reasonably be expected to result in a Tax liability other than an amendment required by applicable Legal Requirements or to correct a clear administrative or computational error, file any material Company Return in a manner inconsistent with past practice except as required by applicable Legal Requirements, applicable administrative guidance, or a good faith resolution of a Tax audit or controversy, incur any material liability for Taxes outside the ordinary course of business, settle or compromise any material liability for Taxes or any Tax audit, claim, or other proceeding relating to a material amount of Taxes (except to the extent that a reserve for such Taxes has been established in the financial statements contained or incorporated by reference into the Company SEC Documents), enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar state, local or non-U.S. Legal Requirement) (except to the extent that a reserve for such Taxes has been established in the financial statements contained or incorporated by reference into the Company SEC Documents), enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnification agreement in respect of a material amount of Tax other than: (A) customary tax provisions in ordinary course commercial agreements, the principal purpose of which is not related to Taxes; and (B) any agreement or arrangement solely between or among the Company and/or the Company Subsidiaries, request any Tax ruling from any Governmental Entity, surrender any right to claim a refund of Taxes, or, other than in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to Taxes; provided, however, that the Company may agree to any such extension or waiver if failure to do so would reasonably be expected to result in an immediate assessment, deficiency notice, or similar adverse action by a Taxing Authority, or take any actions that could reasonably be expected to result in a material adverse impact on the matters set forth on Section 4.2(a)(xx) of the Company Disclosure Schedule;

(xxi)       engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(xxii)     make any capital expenditure that is not contemplated by the capital expenditure budget (the “Company CapEx Budget”) set forth in Section 4.2(a)(xxii) of the Company Disclosure Schedule (a “Non-Budgeted Company Capital Expenditure”); provided, that (A) for the avoidance of doubt, any capital expenditure with respect to the Company’s fiscal year 2026 committed prior to the date of this Agreement but incurred on or following the date of this Agreement shall not constitute a breach of this Section 4.2(a)(xxii), and (B) with respect to fiscal year 2027 or fiscal year 2028, the Company or any Company Subsidiary may make any Non-Budgeted Company Capital Expenditure that, when added to all other Non-Budgeted Company Capital Expenditures made by the Company and the Company Subsidiaries in the same fiscal year, would not, in the aggregate, exceed twenty percent (20%) of the aggregate Company CapEx Budget for such fiscal year;

(xxiii)    settle or compromise any actual or threatened litigation, claim, suit, action or other Legal Proceeding, except for settlements or compromises that: (1) (A) involve solely monetary remedies with a value not in excess of $7,000,000 individually or $14,000,000 in the aggregate to be paid by the Company and the Company Subsidiaries, (B) do not impose any material restriction on Company IP that is material to the business of the Company and its Subsidiaries, the Company’s business or the business of the Company Subsidiaries or, after the Effective Time, Parent or its Subsidiaries, (C) do not relate to any litigation, claim, suit, action or proceeding by the Company’s stockholders in connection with this Agreement or the Merger, and (D) do not include an admission of wrongdoing or fault on the part of the Company or any Company Subsidiary; or (2) are pursuant to Section 4.12 (but subject to compliance with the requirements thereof);

(xxiv)     commence any litigation or other claim, suit, action or proceeding with a value in excess of $7,000,000 individually or $14,000,000 in the aggregate, other than (A) any counterclaim, (B) claims to preserve, protect or enforce any Company IP or material assets of the Company (provided that, in the case of this clause (B), with respect to material Company IP, the Company shall provide Parent with written notice thereof), or (C) to enforce the terms of this Agreement;

(xxv)     (A) amend any Company Permits in a manner that adversely impacts the Company’s ability to conduct its business in any material respect or (B) terminate any material Company Permits;

(xxvi)    enter into a new line of business that would materially change the business of the Company and the Company Subsidiaries, taken as a whole, or that is not reasonably related to the Company’s or the Company Subsidiaries’ existing lines of businesses;

(xxvii)    convene any meeting of the Company’s stockholders to consider a proposal that would reasonably be expected to impair, prevent or delay the consummation of the transactions contemplated hereby, other than following or in connection with a Company Change in Recommendation subject to Section 4.5;

(xxviii)  other than in the ordinary course of business consistent with past practice, materially reduce the amount of insurance coverage or terminate (unless in connection with replacing) any material existing insurance policies; or

(xxix)    authorize, approve, permit, offer or enter into any agreement or make any commitment to take any of the actions described in clauses (i) through (xxviii) of this sentence.

Notwithstanding Section 4.6(a)(iv), or any other provisions to the contrary contained in this Agreement, without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), neither the Company nor any of its Subsidiaries or Affiliates will grant through a Contract any material accommodation or concession (financial or otherwise) to any third party to obtain its consent to the transactions contemplated by this Agreement.

(b)         Parent agrees that, during the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (1) to the extent the Company shall otherwise give its prior consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (2) as set forth in Section 4.2(b) of the Parent Disclosure Schedule, (3) as required by applicable Legal Requirements, or (4) as expressly permitted or required by this Agreement, Parent shall, and shall cause the Parent Subsidiaries to, use commercially reasonable efforts to: (i) conduct its business in the ordinary course consistent with past practice in all material respects and (ii) preserve intact in all material respects its current business organization. Without limiting the foregoing, during the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (A) to the extent the Company shall otherwise give its prior consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (B) as set forth in Section 4.2(b) of the Parent Disclosure Schedule, (C) as required by applicable Legal Requirements or (D) as expressly permitted or required by this Agreement, Parent shall not (and shall not permit any Parent Subsidiary to), in each case by merger, consolidation, division, operation of law, or otherwise:

(i)           amend Parent’s or the Merger Sub’s Organizational Documents in a manner that would reasonably be expected to (A) materially and adversely affect the Company or its stockholders in a manner disproportionate to Parent and its stockholders (assuming for purposes of this clause (A) such amendment applies to the Company and its stockholders), or (B) prevent, materially impair, materially impede or materially delay the ability of Parent or Merger Sub to consummate the Merger;

(ii)        adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent, other than with respect to any transaction that would not reasonably be expected to (A) materially and adversely affect the Company or its stockholders in a manner disproportionate to Parent and its stockholders (assuming for purposes of this clause (A) such amendment applies to the Company and its stockholders), or (B) prevent, materially impair, materially impede or materially delay the ability of Parent or Merger Sub to consummate the Merger;

(iii)      split, combine, subdivide or reclassify any shares of Parent’s capital stock (other than to the extent the Exchange Ratio is appropriately adjusted pursuant to Section 1.5);

(iv)       declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock or property) with respect to any shares of Parent’s capital stock or the capital stock or other equity interest of any Parent Subsidiary, other than (A) dividends or distributions only to the extent paid by any wholly owned Parent Subsidiary to Parent or another wholly owned Parent Subsidiary or (B) pursuant to the Parent Convertible Notes or the Parent Convertible Note Warrants (or any other convertible or exchangeable notes issued after the date hereof, including with respect to related capped calls, bond hedges and warrants);

(v)         directly or indirectly repurchase, redeem or otherwise acquire any shares of Parent’s or any Parent Subsidiary’s capital stock or equity interests, or any other securities or obligations convertible (currently or after the passage of time or the occurrence of certain events) into or exchangeable for any shares of Parent’s or any Parent Subsidiary’s capital stock or equity interests, except: (A) shares of Parent Common Stock repurchased from employees or consultants or former employees or consultants of Parent pursuant to the exercise of repurchase rights set forth in Parent Equity Agreements; (B) shares of Parent Common Stock accepted as payment for the exercise price of Parent Options or for withholding Taxes incurred in connection with the exercise, vesting or settlement of Parent Options and Parent RSUs, as applicable, in accordance with the terms of the applicable award; (C) shares of Parent Common Stock in connection with the Parent Convertible Notes, the Parent Convertible Note Hedges or Parent Convertible Warrants (or any other convertible or exchangeable notes issued after the date hereof, including with respect to related capped calls, bond hedges and warrants); or (D) pursuant to Parent’s existing share repurchase program approved in November 2025 under which Parent may repurchase common stock through December 31, 2028; or

(vi)        authorize, approve or enter into any agreement or make any commitment to take any of the actions described in clauses (i) through (iv) of this sentence.

(c)         Notwithstanding Section 4.2(a) and Section 4.2(b), (i) nothing contained in this Agreement shall give (A) Parent, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time, or (B) the Company, directly or indirectly, the right to control or direct Parent’s or the Parent Subsidiaries’ operations prior to the Effective Time, and (ii) with respect to any action that would otherwise require the prior written consent of the other party pursuant to this Section 4.2, a party may request such consent by delivering a written request (including by electronic mail) to the other party, and the other party shall respond to such request in writing (including by return electronic mail) as promptly as practicable. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its respective Subsidiaries’ businesses, assets, and operations.

4.3          Company No Solicitation.

(a)          The Company will not, and the Company shall cause each of its Subsidiaries and shall direct and use reasonable best efforts to cause its and its Subsidiaries’ respective directors, officers and other Representatives not to, except as expressly permitted by this Section 4.3 or Section 4.5, directly or indirectly:

(i)        solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the submission or announcement by any Person (other than Parent or its Subsidiaries) of, any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

(ii)        furnish or disclose any non-public information regarding the Company or any Company Subsidiary (other than to Parent and Parent’s Subsidiaries), or afford access to the Company’s or the Company Subsidiaries’ Representatives, businesses, assets, books, records or property, in each case, in connection with, or for the purpose of soliciting, initiating, knowingly encouraging, or knowingly facilitating, or in response to, any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Acquisition Proposal;

(iii)       engage in, enter into, continue or otherwise participate in any discussions or negotiations with or otherwise knowingly encourage any effort by any Person (other than Parent or Parent’s Representatives) with respect to any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Acquisition Proposal;

(iv)       approve, adopt, recommend, agree to or enter into, or propose to approve, adopt, recommend, agree to or enter into, any letter of intent, term sheet, memorandum of understanding, or similar document, agreement, commitment, or agreement in principle with respect to any Acquisition Proposal, in each case whether written or oral, binding or nonbinding, or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations under this Section 4.3 or Section 4.5;

(v)        (A) amend or grant any waiver or release under any standstill or similar agreement (other than pursuant to a “fall-away” or other similar provision that causes such standstill or similar agreement to be automatically released, waived, modified or amended as a result of entering into this Agreement in and of itself) with respect to any class of equity securities of the Company or any of its Subsidiaries, or (B) approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL; or

(vi)        authorize, resolve, agree or publicly announce or propose any intention to do any of the foregoing;

provided, however, that (A) this Section 4.3(a) shall not prohibit communications solely to request clarification of the terms and conditions of an unsolicited inquiry or proposal that did not result from a material breach of this Section 4.3(a) or Section 4.3(c) by the Company, any of its Subsidiaries or any of its or their respective Representatives, or to determine whether such inquiry or proposal constitutes an Acquisition Proposal (it being understood that any such communications shall not include the provision of any non‑public information, shall not involve negotiations, and shall not involve any discussion of valuation or other material transaction terms); and (B) notwithstanding anything to the contrary contained in this Agreement, prior to obtaining the Required Company Stockholder Vote, the Company and the Company’s Representatives may engage or otherwise participate in discussions or negotiations with, and provide information to, any Person (or its Representatives) that has made a bona fide written Acquisition Proposal after the date hereof that did not result from any material breach of this Section 4.3(a) or Section 4.3(c) by the Company, any of its Subsidiaries or any of its or their respective Representatives if: (1) prior to taking any such action, the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal and that failure to engage in such discussions or negotiations, or provide such information, would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties to the Company and its stockholders under applicable Legal Requirements; and (2) prior to providing any information regarding the Company or any Subsidiary of the Company to such third party in response to such Acquisition Proposal, the Company receives from such third party (or there is then in effect with such party) an executed confidentiality agreement that contains nondisclosure provisions and such other terms (but that need not contain “standstill” or similar restrictions) that are at least as restrictive of such third party and no less favorable to the Company as the Non-Disclosure Agreement and that expressly permits compliance by the Company with this Section 4.3. Prior to or substantially concurrently with providing any non-public information to such third party, the Company shall make such non-public information available to Parent (to the extent such non-public information has not been previously made available by the Company to Parent). The Company shall promptly (and in any event within 24 hours) inform Parent of the Company Board’s determination under the preceding clause (1) and if the Company furnishes non-public information and/or enters into discussions or negotiations as provided for in this Section 4.3(a) and will keep Parent reasonably informed in writing, on a current basis (and, in any event, within 24 hours), of material changes to the status and terms of any such discussions or negotiations and any Acquisition Proposal.

(b)         If the Company receives an Acquisition Proposal or any inquiry or request for information with respect to an Acquisition Proposal or that is reasonably likely to lead to an Acquisition Proposal, then the Company shall promptly (and in no event later than 24 hours after its receipt of such Acquisition Proposal or request) notify Parent in writing of such Acquisition Proposal or request (which notification shall include the identity of the Person making or submitting such request or Acquisition Proposal and unredacted copies of all correspondence and other written material (including all proposals, counterproposals and drafts of agreements) exchanged between the Company or any Company Subsidiary, on the one hand, and the Person making any such Acquisition Proposal, on the other hand, that describes any of the terms or conditions of, or is otherwise material and relates to such terms and conditions, such Acquisition Proposal (or, if not in writing, the material terms and conditions thereof)), and the Company shall thereafter keep Parent reasonably informed in writing, on a current basis (and, in any event, within one (1) Business Day), of the status of such Acquisition Proposal or request, including informing Parent of any material change to the terms of such Acquisition Proposal and providing unredacted copies of all written materials delivered by or to such Person relating to any such changes to such Acquisition Proposal.

(c)         Promptly following the execution and delivery of this Agreement (and in no event later than 24 hours after the public announcement of this Agreement), the Company shall, and shall cause each of its Subsidiaries and its and their respective Representatives to: (i) immediately cease and cause to be terminated, and shall not authorize or knowingly permit or knowingly encourage any of its or its Subsidiaries’ respective Representatives to continue, any existing solicitation of, or discussions or negotiations with, any Person (other than Parent and Parent’s Representatives) relating to any Acquisition Proposal made on or prior to the date hereof and any access any such Persons may have to any physical or electronic data room relating to any potential Acquisition Proposal; and (ii) request that each Person (other than Parent and its Representatives) that has, prior to the date of this Agreement, executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal, promptly return or destroy all non-public information furnished to such Person by or on behalf of the Company or any of the Company Subsidiaries prior to the date of this Agreement in accordance with the terms of such confidentiality agreement.

(d)         Any breach of the restrictions contained in this Section 4.3 by any of the Company Subsidiaries, or by any Representative of the Company or any Company Subsidiary shall be deemed to be a breach of this Section 4.3 by the Company.

4.4         Registration Statement; Proxy Statement/Prospectus.

(a)         As promptly as reasonably practicable after the date of this Agreement, the Company shall prepare, in consultation with Parent, and cause to be filed with the SEC the Proxy Statement/Prospectus, in preliminary form, and Parent shall prepare, in consultation with the Company, and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Proxy Statement/Prospectus, in preliminary form, will be included as a prospectus. Each of the parties shall: (i) use reasonable best efforts to cause the Form S-4 Registration Statement and the Proxy Statement/Prospectus to comply in all material respects with all applicable rules, regulations and requirements of the Exchange Act or Securities Act; (ii) promptly notify the other upon receipt of, and cooperate with each other and use reasonable best efforts to respond to, any comments or requests of the SEC or its staff, including for any amendment or supplement to the Form S-4 Registration Statement or Proxy Statement/Prospectus; (iii) promptly provide the other party with copies of all written correspondence and a summary of all oral communications between it or its Representatives, on the one hand, and the SEC or its staff, on the other hand, relating to the Form S-4 Registration Statement or the Proxy Statement/Prospectus; (iv) use reasonable best efforts to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC; (v) use reasonable best efforts to keep the Form S-4 Registration Statement effective through the Closing in order to permit the consummation of the Merger; and (vi) cooperate with, and provide the other party with a reasonable opportunity to review and comment in advance on the Form S-4 Registration Statement and the Proxy Statement/Prospectus (including any amendments or supplements to the Form S-4 Registration Statement or the Proxy Statement/Prospectus and any Current Reports on Form 8-K filed in response to stockholder demands) and any substantive correspondence (including all responses to SEC comments), prior to filing with the SEC or mailing, and shall provide to the other a copy of all such filings or communications made with the SEC, provided, that, the foregoing obligations under this clause (vi) shall not apply with respect to any filing or communication to the extent that it relates to a Company Change in Recommendation or any Acquisition Proposal, in each case otherwise made in compliance with Section 4.5. Notwithstanding any other provision herein to the contrary, the Form S-4 Registration Statement and the Proxy Statement/Prospectus shall not be filed or mailed (as applicable), and no amendment or supplement (including by incorporation by reference) to the Proxy Statement/Prospectus or the Form S-4 Registration Statement shall be made, without the approval of both the Company and Parent, which approvals shall not be unreasonably withheld, conditioned or delayed (provided that this approval right shall not apply with respect to information, filings or communications to the extent relating to a Company Change in Recommendation or Acquisition Proposal). The Company will, prior to filing the preliminary Proxy Statement/Prospectus, obtain all necessary consents of the Company Financial Advisor to permit the Company to include in the Proxy Statement/Prospectus the Company Financial Advisor Opinion.

(b)        Parent shall advise the Company, promptly after receipt of notice thereof, of the time when the Form S-4 Registration Statement becomes effective or any supplement or amendment has been filed, the issuance of any stop order relating thereto, or the suspension of the shares of Parent Common Stock for offering or sale in any jurisdiction, and Parent shall use reasonable best efforts to as promptly as practicable have any stop order relating to the Form S-4 Registration Statement or any such suspension of the shares of Parent Common Stock lifted, reversed or otherwise terminated. The Company shall cause the Proxy Statement/Prospectus to be mailed to the Company’s stockholders as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Each of the parties shall promptly furnish the other parties all information concerning such party, its Subsidiaries, directors, officers and (to the extent reasonably available to such party) stockholders that may be required by applicable Legal Requirements or reasonably requested by the other party or its Representatives in connection with any action contemplated by this Section 4.4. If, at any time prior to obtaining the Required Company Stockholder Vote, any party becomes aware of any information that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Proxy Statement/Prospectus in order to make any statement therein, in the light of the circumstances under which it is made, not false or misleading with respect to a material fact, or in order to avoid the omission of a material fact necessary to make the statements in the Form S-4 Registration Statement or the Proxy Statement/Prospectus not misleading, then such party: (A) shall promptly inform the other party thereof; (B) shall provide the other party (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 Registration Statement or the Proxy Statement/Prospectus prior to it being filed with the SEC; (C) shall provide the other party with a copy of such amendment or supplement promptly after it is filed with the SEC; and (D) if mailing is required by law or otherwise appropriate, shall cooperate in mailing such amendment or supplement to the stockholders of the Company.

(c)         Prior to the Effective Time, Parent shall use reasonable best efforts to take all other actions required to be taken under the Securities Act and the rules and regulations of the SEC promulgated thereunder, the Exchange Act and the rules and regulations of the SEC promulgated thereunder, or any applicable state securities or “blue sky” laws and the rules and regulations thereunder, in connection with the issuance of Parent Common Stock to be issued in the Merger, including the Parent Common Stock to be issued upon the vesting and settlement of Company Converted RSUs, Company Converted PSUs and Company Converted MSUs; provided, however, that Parent shall not be required to qualify to do business in any jurisdiction in which it is not now so qualified or file a general consent to service of process in any jurisdiction.

4.5         Meeting of Company’s Stockholders; Company Change in Recommendation.

(a)         The Company: (i) shall take all action necessary under all applicable Legal Requirements and the Company’s Organizational Documents to, as promptly as reasonably practicable after the Form S-4 Registration Statement is declared effective (and in any event within 45 days thereafter), duly call, give notice of and hold a meeting of the holders of shares of Company Common Stock to vote on (x) a proposal to adopt this Agreement, (y) unless mutually agreed otherwise by Parent and the Company, a proposal to adjourn or postpone the meeting, as applicable, and (z) if required by applicable Legal Requirement, the shareholder advisory vote contemplated by Rule 14a-21(c) under the Exchange Act (the “Company Stockholder Meeting”); and (ii) shall submit such proposals to, and, except in the case where the Company Board has made a Company Change in Recommendation in compliance with Section 4.5(c), use reasonable best efforts to solicit proxies in favor of such proposals from, such holders at the Company Stockholder Meeting, and the Company shall not submit any other proposal to its stockholders in connection with the Company Stockholder Meeting without the prior written consent of Parent. The Company, in consultation with Parent, shall set a record date for determining the Persons entitled to notice of, and to vote at, the Company Stockholder Meeting. The Company shall ensure that all proxies solicited in connection with the Company Stockholder Meeting are solicited in compliance with all applicable Legal Requirements. Notwithstanding anything to the contrary contained in this Agreement, (A) the Company shall not postpone or adjourn the Company Stockholder Meeting without the prior written consent of Parent, other than: (1) to the extent reasonably necessary to ensure that any supplement or amendment to the Proxy Statement/Prospectus that the Company Board has determined in good faith after consultation with outside counsel is required by applicable Legal Requirements is disclosed to the Company’s stockholders and for such supplement or amendment to be promptly disseminated to the Company’s stockholders within a reasonable amount of time (as determined by the Company Board in good faith after consultation with outside counsel) prior to the Company Stockholder Meeting; (2) if required by applicable Legal Requirement or a request from the SEC or its staff; or (3) if as of the time for which the Company Stockholder Meeting is scheduled there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Company Stockholder Meeting; and (B) the Company may, and if Parent so requests at any time prior to the date that is four months from the date the Form S-4 Registration Statement shall have become effective, shall, postpone or adjourn the Company Stockholder Meeting in order to solicit additional proxies in favor of the adoption of this Agreement if, on the date for which the Company Stockholder Meeting is scheduled, there would be insufficient votes to obtain the Required Company Stockholder Vote, whether or not a quorum is present, in which case, except in the case where the Company Board has made a Company Change in Recommendation in compliance with Section 4.5(c), the Company shall use reasonable best efforts during any such postponement or adjournment to solicit and obtain such proxies in favor of the adoption of this Agreement as soon as reasonably practicable; provided, that, without the prior written consent of Parent (not to be unreasonably withheld, in the cases of clauses (A)(1) and (A)(2)) (x) any such adjournments or postponements shall be only for the minimum duration reasonably necessary (and for adjournments and postponements under clause (A)(3), no more than five (5) Business Days each time) to accomplish the applicable purpose described in clauses (A) or (B), (y) all such adjournments and postponements taken together shall not cause the date of the Company Stockholder Meeting to be more than twenty (20) Business Days after the date for which the Company Stockholder Meeting was originally scheduled, unless otherwise required by applicable Legal Requirements, and (z) in no event shall the Company Stockholder Meeting be adjourned or postponed to a date that is less than five (5) Business Days prior to the End Date.

(b)       Subject to Section 4.5(c) or Section 4.5(d), the Proxy Statement/Prospectus shall include the Company Board Recommendation. Neither the Company Board nor any committee thereof shall, except as otherwise expressly permitted by this Agreement, including by Section 4.5(c) and Section 4.5(d): (i) fail to make, withhold, withdraw, modify, amend or qualify (or publicly propose to withhold, withdraw, modify, amend or qualify) the Company Board Recommendation in a manner adverse to Parent or Merger Sub, or fail to include the Company Board Recommendation in the Proxy Statement/Prospectus; (ii) approve, endorse, adopt, recommend or declare advisable (or publicly propose to do so) any Acquisition Proposal; (iii) fail to publicly recommend against acceptance of, within ten (10) Business Days after a tender offer or exchange offer relating to the equity securities of the Company shall have been commenced under the Exchange Act by any third party other than Parent and its Affiliates, such tender offer or exchange offer (for the avoidance of doubt, the taking of no position or a neutral position by the Company Board in respect of the acceptance of any such tender offer or exchange offer as of the end of such period shall constitute a failure to so recommend against, it being understood that any “stop, look and listen” statements contemplated by Section 4.5(f)(i) shall not constitute a failure to recommend against under this clause (iii)); or (iv) if requested by Parent, fail to issue, within (x) ten (10) Business Days after a tender offer or exchange offer constituting an Acquisition Proposal is commenced under the Exchange Act or (y) five (5) Business Days after any other Acquisition Proposal is publicly announced or after any material modification of any Acquisition Proposal (and in no event later than five (5) Business Days prior to the date of the Company Stockholder Meeting, as it may be postponed or adjourned pursuant to Section 4.5(a)), a press release reaffirming without qualification the Company Board Recommendation (any action described in clauses (i) through (iv) being referred to as a “Company Change in Recommendation”); (v) cause or permit the Company or any Company Subsidiary to enter into any merger agreement, acquisition agreement, share purchase agreement, asset purchase agreement, letter of intent, memorandum of understanding, agreement in principle or other similar Contract (whether or not binding) that relates to, or would reasonably be expected to result in, an Acquisition Transaction (other than a confidentiality agreement entered into in compliance with Section 4.3(a)); (vi) take any action to make the provisions of any anti-takeover or similar statute or regulation inapplicable to any Acquisition Proposal or counterparty thereto; or (vii) publicly propose, resolve or agree to do any of the foregoing.

(c)         Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Required Company Stockholder Vote, the Company Board may make a Company Change in Recommendation related to an Acquisition Proposal and authorize the Company to terminate this Agreement to concurrently enter into a definitive agreement with respect to such Acquisition Proposal if and only if (x) the Company receives from a third party a bona fide written Acquisition Proposal after the date of this Agreement that has not been withdrawn and did not result from a material breach of Section 4.3(a) and (y) prior to making such Company Change in Recommendation and/or authorizing the Company to terminate this Agreement to concurrently enter into a definitive agreement with respect to such Acquisition Proposal:

(i)          the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, that such Acquisition Proposal constitutes a Superior Proposal and that failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties to its stockholders under applicable Legal Requirements;

(ii)        the Company delivers to Parent a written notice (the “Superior Proposal Notice”) no less than four (4) Business Days in advance stating that the Company Board intends to make a Company Change in Recommendation and/or terminate this Agreement to concurrently enter into a definitive agreement with respect to such Acquisition Proposal, which notice shall include the identity of the Person making such Acquisition Proposal, a copy of such proposal, a draft of the definitive agreement to be entered into in connection therewith (or, if not in writing, the material terms and conditions thereof);

(iii)      (A) during the four (4) Business Day period commencing on the date of Parent’s receipt of such Superior Proposal Notice, if requested by Parent, the Company and its legal and financial advisors engage in good faith negotiations with Parent regarding a possible amendment of this Agreement so that the Acquisition Proposal that is the subject of the Superior Proposal Notice ceases to be a Superior Proposal; and (B) after the expiration of the negotiation period described in clause (A) above, the Company Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, and after taking into account any amendments to this Agreement that Parent and Merger Sub have committed in writing to make as a result of the negotiations contemplated by clause (A) above, that such Acquisition Proposal continues to constitute a Superior Proposal; provided, that, if there is any change to any of the financial terms (including price or exchange ratio) or any other material terms of such Acquisition Proposal, the Company shall, in each case, be required to deliver to Parent an additional notice consistent with that described in clause (ii) above and a new negotiation period under clause (A) above shall commence (except that the original four (4) Business Day notice period referred to in clause (A) above shall be extended to ensure that at least two (2) Business Days remain therein), during which time the Company shall be required to comply with the requirements of this Section 4.5(c)(iii) anew with respect to such additional notice (but substituting the time periods therein with the foregoing two (2) Business Day period, as applicable); and

(iv)        in the case of the Company terminating this Agreement to concurrently enter into a definitive agreement with respect to a Superior Proposal, the Company shall have paid, or caused the payment of, the Company Termination Fee in accordance with Section 6.3(a).

(d)         Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Required Company Stockholder Vote, other than with respect to an Acquisition Proposal, the Company Board may make a Company Change in Recommendation if and only if any state of fact, event, change, effect, circumstance, occurrence or development, or combination thereof arises following the date of this Agreement that (i) was not known or reasonably foreseeable by the Company Board on or prior to the date of this Agreement (or, if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable by the Company Board on or prior to the date of this Agreement), (ii) is material to the Company and the Company Subsidiaries, taken as a whole, (iii) does not result from the Company’s material breach of Section 4.2(a), Section 4.3 and Section 4.5, and (iv) does not result from or relate to (A) an Acquisition Proposal or a Superior Proposal, (B) the public announcement, execution, or delivery of this Agreement, the identity of Parent, or the public announcement, pendency or consummation of the transactions contemplated hereby (or the public announcement of any discussions among the parties related thereto) or (C) in each case in and of itself, any change in the trading price or trading volume of Company Common Stock or Parent Common Stock or the fact that the Company exceeds any internal or published projections, forecasts or estimates of its revenue, earnings or other financial performance or results of operations for any period (it being understood, however, that any underlying cause of any of the foregoing may be taken into account unless excluded pursuant to clauses (A) or (B)) (any such state of fact, event, change, effect, circumstance, occurrence, development, condition, circumstance, or combination thereof, being referred to as a “Intervening Event”); and, prior to making such Company Change in Recommendation, (1) the Company Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, that, in light of such Intervening Event, a failure to effect a Company Change in Recommendation would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties to its stockholders under applicable Legal Requirements; (2) not less than four (4) Business Days prior to the making of such Company Change in Recommendation, Parent receives a written notice from the Company confirming that the Company Board intends to effect such Company Change in Recommendation, specifying the reasons therefor in reasonable detail; (3) during such four (4) Business Day period, if requested by Parent, the Company and its legal and financial advisors engage in good faith negotiations with Parent to amend this Agreement in such a manner so that the Intervening Event no longer forms the basis for the Company Board to effect a Company Change in Recommendation; and (4) following the end of such four (4) Business Day period, the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisor and after taking into account any amendments to this Agreement that Parent and Merger Sub have committed in writing to make as a result of the negotiations contemplated by clause (3) above, that, in light of such Intervening Event, a failure to effect a Company Change in Recommendation would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties to its stockholders under applicable Legal Requirements, even if such changes committed to in writing were to be given effect.

(e)          Notwithstanding any Company Change in Recommendation, unless this Agreement has been earlier terminated in accordance with Section 6.1 (including by the Company in order to concurrently enter into a definitive agreement with respect to a Superior Proposal), this Agreement shall be submitted to the holders of shares of Company Common Stock at the Company Stockholder Meeting for the purpose of voting on the adoption of this Agreement and nothing contained in this Agreement shall be deemed to relieve the Company of such obligation.

(f)          Nothing contained in this Agreement shall prohibit the Company, the Company Board or their Representatives from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or complying with Rule 14d-9 promulgated under the Exchange Act or issuing a “stop, look and listen” statement to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act pending disclosure of its position thereunder, or (ii) directing any Person (or the Representative of that Person) who makes an Acquisition Proposal to the provisions of this Section 4.5; provided, however, that in the case of either clause (i) or clause (ii), no such communication or statement that would constitute a Company Change in Recommendation shall be permitted, made or taken except in accordance with Section 4.5(c) or Section 4.5(d).

4.6         Filings; Other Actions.

(a)         Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to: (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, reasonably necessary to cause the conditions to Closing to be satisfied as promptly as reasonably practicable (and in any event no later than the End Date) and to consummate and make effective, as promptly as practicable, the transactions contemplated by this Agreement, including preparing and filing promptly and fully all documentation to effect all necessary and advisable filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws and FDI Laws) that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement; (ii) obtain as promptly as reasonably practicable (and in any event no later than the End Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Entity or third party that are or may become necessary, proper or advisable to consummate the transactions contemplated by this Agreement; (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement; and (iv) subject to Section 4.6(a) of the Company Disclosure Schedule, obtain all necessary consents, approvals or waivers from third parties.

(b)         Each party shall use their respective reasonable best efforts to file, as soon as practicable and advisable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement, and to submit as promptly as reasonably practicable any additional information requested by any such Governmental Entity. Without limiting the generality of the foregoing, each of Parent and the Company shall, in consultation and cooperation with the other: (i) within fifteen (15) Business Days after the date of this Agreement (or such other date as may be mutually agreed to by Parent and the Company), prepare and file the notifications required under the HSR Act; and (ii) as promptly as practicable and advisable after the date of this Agreement, but in no event later than as required by applicable Legal Requirements, prepare and file, or pre-file with regard to any Governmental Entity that requires such pre-filing prior to any formal filing of, all other notifications required under any Legal Requirement with respect to any other Antitrust Laws. Parent and the Company shall use their respective reasonable best efforts to respond as promptly as reasonably practicable to any inquiries or requests for additional information or documentary material received from any state attorney general, antitrust authority or other Governmental Entity in connection with antitrust or related matters.

(c)       Subject to the provisions of the Non-Disclosure Agreement, Parent and the Company each shall promptly supply the other with any information that may be required in order to effectuate any filings (including applications) pursuant to (and to otherwise comply with its obligations set forth in) Section 4.6(a) and Section 4.6(b). Each of Parent and the Company, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “outside counsel only” or with similar restrictions. Each of Parent and the Company may also reasonably redact the material as necessary to (i) comply with applicable Legal Requirements or (ii) prevent the loss of protection under the attorney-client privilege or the attorney work product doctrine. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the parties. Except where prohibited by applicable Legal Requirements or any Governmental Entity, and subject to the provisions of the Non-Disclosure Agreement, each of Parent and the Company shall: (i) consult with the other in good faith prior to taking a position with respect to any filing required or advisable pursuant to Section 4.6(a) and Section 4.6(b); (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, appearances, presentations, memoranda, letters, responses to requests, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Entity by or on behalf of any party in connection with any such filing or any Legal Proceeding in connection with this Agreement or the transactions contemplated hereby; (iii) coordinate with the other in preparing and exchanging such information; (iv) promptly provide the other party’s counsel with copies of all filings, notices, analyses, presentations, memoranda, letters, responses to requests, briefs, white papers, opinions, proposals and other submissions (and a summary of any oral presentations) made or submitted by such party with or to any Governmental Entity in connection with any filing required by Section 4.6(a) and Section 4.6(b) in connection with this Agreement or the transactions contemplated hereby; and (v) consult with the other party in advance of any substantive meeting, video conference or teleconference with any Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and, to the extent not prohibited by the Governmental Entity or other Person, give the other party the reasonable opportunity to attend and participate in such substantive meetings, video conferences and teleconferences. Notwithstanding anything to the contrary contained in this Section 4.6 or elsewhere in this Agreement, Parent shall: (i) control, lead, direct, and implement the strategy for seeking and securing any actions or consents of any Governmental Entity under applicable Antitrust Laws or FDI Laws with respect to the transactions contemplated by this Agreement, including with respect to proposing, developing, or negotiating any Regulatory Remedies or any other commitments, consents or remedies with any Governmental Entity intended to avoid, resolve or lift a Relevant Legal Restraint or Legal Proceeding (provided that Parent consults with and considers in good faith any comments of the Company or its Representatives relating to such strategy), and coordinate any contacts with any Governmental Entity, provided however, that Parent shall not commit to or agree (or permit any of Parent’s Representatives to commit to or agree) with any Governmental Entity to stay, toll or extend any applicable waiting period under any applicable Antitrust Law without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), provided further however, that Parent shall have the right, on no more than one (1) occasion, to withdraw and refile the notifications required under the HSR Act, after good faith consultation with the Company; and (ii) take the lead in all meetings, communications, discussions and negotiations with any Governmental Entity in connection with obtaining any such action or consent.

(d)        Notwithstanding anything to the contrary in this Agreement, Parent shall use reasonable best efforts to take, or cause to be taken, all actions necessary to avoid or eliminate each and every impediment under applicable Antitrust Laws and FDI Laws to enable the parties to close the transaction as promptly as practicable, and in any event prior to the End Date, including using reasonable best efforts in connection with (i) proposing, negotiating, committing to and effecting, whether by consent decree, hold separate orders, or otherwise, to sell, divest, hold separate, lease, license, transfer, dispose of, commit to behavioral or conduct remedies, or otherwise encumber, limit or impair or take any other action with respect to Parent’s or any of its Affiliates’ ability to own or operate any assets, properties, businesses or product lines of Parent or any of its Affiliates or assets, properties, businesses or product lines of the Company or any of its Affiliates (“Regulatory Remedies”); and (ii) avoiding the entry of any permanent or preliminary injunction or other Order that would make consummation of the contemplated transaction unlawful or that would otherwise prevent or delay consummation of the contemplated transaction; provided, that, anything to the contrary set forth in this Agreement notwithstanding, (I) the Company and the Company Subsidiaries shall not enter into or make any consents, offers, agreements or commitments with respect to the actions contemplated by clauses (i) and (ii) except as and to the extent requested in writing by Parent, (II) no party shall be required pursuant to the foregoing to commit to or effect any action that is not conditioned upon the consummation of the Merger, and (III) nothing in this Section 4.6(d) or any other part of this Agreement shall require Parent or its Subsidiaries to offer or agree to any Regulatory Remedies or take any other action that, individually or in the aggregate, would have a material adverse effect on (A) the business or financial condition of the Company and its Subsidiaries, taken as a whole, or (B) the business or financial condition of the Parent and its Subsidiaries, taken as whole, including for purposes of this clause (B) the benefits reasonably expected to be realized by Parent through the consummation of the Merger and the other transactions contemplated hereby, which effect for purposes of this clause (B) will be measured on a scale and size relative to the scale and size of the Company and its Subsidiaries, taken as a whole.

(e)        In furtherance and not in limitation of the covenants of the parties contained in this Section 4.6, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of Parent and the Company, through the End Date, shall use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(f)         Parent agrees that, prior to the earlier of the Effective Time and the termination of this Agreement pursuant to Section 6.1, it shall not, and shall ensure that none of Parent Subsidiaries or Affiliates shall, consummate, enter into any agreement providing for, or authorize, announce, commit to or approve, any investment, acquisition, business combination, merger or other transaction involving any Person or Persons that would reasonably be determined to compete with any of the Company or its Affiliates that would reasonably be expected to materially delay, materially impede or prevent the consummation of the transactions contemplated by this Agreement.

4.7          Merger Sub; Parent Vote.

(a)         During the period from the date of this Agreement through the earlier of the Effective Time or the date of termination of this Agreement, Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement and matters ancillary thereto.

(b)         Parent shall ensure that Merger Sub duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities of Merger Sub under this Agreement, and Parent shall be jointly and severally liable with Merger Sub for the due and timely performance and satisfaction of each such covenant, obligation and liability.

(c)          Promptly following the execution of this Agreement, Parent shall execute and deliver, in accordance with the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting this Agreement.

4.8          Publicity; Confidentiality.

(a)        Parent and the Company shall consult with one another prior to issuing, and shall provide each other with the opportunity to review and comment upon, any public announcement, statement or other disclosure with respect to this Agreement or the Merger and shall not issue any such public announcement or statement without the other party’s written consent (not to be unreasonably withheld, conditioned or delayed), except as may be required by applicable Legal Requirement or by the rules and regulations of Nasdaq (in which event Parent or the Company, as applicable, shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other party to review and comment upon such public announcement or statement in advance, and shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent or the Company, as applicable); provided, that, (i) each of the Company and Parent may make public announcements, statements or other disclosures concerning this Agreement or the Merger that consist solely of information previously disclosed in previous public announcements, statements or other disclosures made by the Company and/or Parent in compliance with this Section 4.8, (ii) each of the Company and Parent may make any public statements in response to questions by the press, analysts, investors or those participating in investor calls or industry conferences, and make internal announcements to employees, so long as such statements are consistent with (and not materially expansive of) information previously disclosed in previous press releases, public disclosures or public statements made by the Company and/or Parent in compliance with this Section 4.8, (iii) the Company need not consult with Parent in connection with any public announcement, statement or other disclosure to be issued or made with respect to any Acquisition Proposal or Company Change in Recommendation, in each case, in compliance with Sections 4.3 and 4.5 and (iv) neither party need consult with (or obtain the consent of) the other party in connection with any press release, public statement or filing in connection with any Legal Proceeding between the parties related to this Agreement or any of the transactions contemplated hereby.

(b)         Notwithstanding anything therein to the contrary, the term of the Non-Disclosure Agreement, other than Section 11 thereof (the obligations of Semiconductor Components Industries, LLC under which shall terminate upon the execution and delivery of this Agreement), shall be extended, as applicable, and the Non-Disclosure Agreement shall remain in full force and effect in accordance with its terms until the earlier of (i) the later of (I) the expiration of the Non-Disclosure Agreement pursuant to Section 18 thereof or (II) the date that is one (1) year following the termination of this Agreement and (ii) the Effective Time, at which time the Non-Disclosure Agreement shall automatically terminate without further action; provided that if the Non-Disclosure Agreement is terminated pursuant to the preceding clause (i), then any provisions that survive the termination of the Non-Disclosure Agreement pursuant to its terms shall so survive. All information subject to the Clean Team Agreement or the Joint Defense Agreement shall remain so subject.

4.9          Company ESPP; Other Employee Benefits.

(a)        To the extent not approved on or prior to the date of this Agreement, as soon as practicable following the date of this Agreement, the Company shall take such action as may be necessary to: (i) cause any offering period (or similar period during which shares may be purchased) underway as of the date hereof under the Company ESPP to be the final offering period under the Company ESPP, such that no new offering period will commence under the Company ESPP after the date hereof, and the current offering period underway shall be terminated no later than the Business Day immediately preceding the anticipated Closing Date (the “Final Exercise Date”), (ii) make any pro-rata adjustments that may be necessary to reflect the shortened offering period (or similar period), but otherwise treat such shortened offering period (or similar period) as a fully effective and completed offering period for all purposes under the Company ESPP, (iii) cause each participant’s outstanding purchase right under the Company ESPP (the “Company ESPP Rights”) to be exercised as of the Final Exercise Date, (iv) provide that no new participants enroll in the Company ESPP after the date hereof and that no current participant in the Company ESPP can increase his or her payroll deductions from those in effect on the date hereof, and (v) terminate the Company ESPP as of the Effective Time. On the Final Exercise Date, the funds credited as of such date under the Company ESPP within the associated accumulated payroll withholding account for each participant under the Company ESPP shall be used to purchase shares of Company Common Stock in accordance with the terms of the Company ESPP, and each share purchased thereunder immediately prior to the Effective Time shall be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with Section 1.5(a). Any accumulated contributions of each participant under the Company ESPP as of immediately prior to the Effective Time shall, to the extent not used to purchase shares in accordance with the terms and conditions of the Company ESPP (as amended pursuant to this Section 4.9(a)), be refunded to such participant as promptly as practicable following the Effective Time (without interest). No further Company ESPP Rights shall be granted or exercised under the Company ESPP after the Final Exercise Date. The Company shall provide timely notice to participants of the setting of the Final Exercise Date and termination of the Company ESPP in accordance with the Company ESPP (such notices to be provided in advance to Parent for Parent’s review and comment no later than three (3) Business Days prior to the planned date of distribution of such notices to participants). Each participant in the Company ESPP who purchases shares thereunder on the Final Exercise Date shall have the right to receive their Merger Consideration in accordance with Section 1.5(a).

(b)         During the period commencing on the Closing Date and ending on the date that is twelve (12) months after the Closing Date, Parent shall, or shall cause one of its Subsidiaries (including the Surviving Corporation and the Surviving Corporation’s Subsidiaries) to provide: (i) each employee of the Company or any Company Subsidiary who continues employment with Parent or any of its Subsidiaries (including the Surviving Corporation and the Surviving Corporation’s Subsidiaries) after the Effective Time (a “Continuing Employee”) with an annual base salary or base wage rate and total target cash incentive opportunity (excluding equity and equity-based compensation opportunities) that is no less favorable in the aggregate than the annual base salary or base wage rate and total target cash incentive opportunity (excluding equity and equity-based compensation opportunities) that was provided to such Continuing Employee by the Company and the Company Subsidiaries immediately prior to the Effective Time and (ii) each Continuing Employee with employee benefits (excluding any benefits provided under any defined benefit pension plan, or post-retirement medical plan or nonqualified deferred compensation, severance, cash, equity, equity-based, transaction, change in control, or retention benefit plan) that are substantially comparable in the aggregate to either (A) those provided to such Continuing Employee by the Company and the Company Subsidiaries immediately prior to the Effective Time, or (B) those provided to similarly situated employees of Parent or Parent’s Subsidiaries. Notwithstanding the foregoing, the compensation, benefits and other terms and conditions of employment for the Continuing Employees located outside the United States shall be in compliance with applicable Legal Requirements.

(c)         Except as otherwise agreed between a Continuing Employee and Parent, Parent shall or shall cause its Subsidiaries (including the Surviving Corporation and the Surviving Corporation’s Subsidiaries) to assume, honor and maintain the Change of Control Agreements as in effect on the date of this Agreement and listed in Section 2.18(i) of the Company Disclosure Schedule and provide, to each Continuing Employee who experiences a termination of employment in a manner that would entitle such Continuing Employee to payments or benefits under such Change of Control Agreements, payments and benefits in accordance with the terms thereof. Parent hereby acknowledges that the consummation of the transactions contemplated hereby will constitute a “change in control” of the Company (or similar phrase) within the meaning of the Change of Control Agreements and the Company Equity Agreements. Each Continuing Employee who is party to a Change in Control Agreement (and his or her respective heirs, executors, administrators, legal representatives and assigns) is an intended third-party beneficiary of this Section 4.9(c), with full rights of enforcement as if a party hereto.

(d)         All service of the Continuing Employees to the Company and the Company Subsidiaries and their respective predecessors shall be recognized (i) for purposes of determining eligibility to participate, vesting and accrual and level of benefits with respect to each Parent Plan (including, but not limited to, any Parent Plan related to vacation and severance benefits, but excluding any Parent Plan related to defined benefit pension, post-retirement medical, cash, equity, equity-based, nonqualified deferred compensation, retention, transaction, and change in control benefits) pursuant to which service credit is provided to any Parent Employee, in each case in which any Continuing Employee will participate after the Effective Time, except to the extent such recognition would result in the duplication of benefits or service was not recognized under an applicable Company Plan prior to the Effective Time and (ii) for such other purposes and entitlements as are required by applicable Legal Requirements. In addition, Parent or the Parent Subsidiaries (including the Surviving Corporation and the Surviving Corporation’s Subsidiaries), as applicable, shall use reasonable best efforts to cause each Parent Plan that is a group health plan (regardless of whether subject to ERISA) to: (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements to the same extent such limitations would have been waived or satisfied under the Company Plan the Continuing Employee participated in immediately prior to coverage under the Parent Plan, other than preexisting condition limitations, exclusions or waiting periods that are already in effect with respect to such Continuing Employees and that have not been satisfied or waived as of the Effective Time under the analogous welfare benefit plan maintained for the Continuing Employees immediately prior to the Effective Time; and (ii) recognize for each Continuing Employee and his or her spouse, domestic partner and dependents for purposes of applying annual deductible, co-payment and out-of-pocket maximums under such Parent Plan any deductible, co-payment and out-of-pocket expenses paid by the Continuing Employee and his or her spouse, domestic partner and dependents under an analogous Company Plan during the plan year of such plan in which occurs the date on which the Continuing Employee begins participation in such Parent Plan.

(e)         Parent shall or shall cause its Subsidiaries (including the Surviving Corporation and the Surviving Corporation’s Subsidiaries) to pay to each Continuing Employee who participates in an annual bonus plan covering the Company’s fiscal year in which the Effective Time occurs, a prorated annual bonus for the portion of the fiscal year through the Effective Time, with each such bonus (i) calculated based on target level performance attainment, and (ii) paid in a single lump sum within fifteen (15) days following the Effective Time.

(f)        Unless requested by Parent no later than ten (10) Business Days before the Closing Date to not terminate such plan, the Company Board (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is reasonably necessary to terminate the Company’s 401(k) plan (the “Company 401(k) Plan”), effective as of the day prior to the Closing Date and contingent upon the occurrence of the Closing, and provide that participants in the Company 401(k) Plan shall become fully vested in any unvested portion of their Company 401(k) Plan accounts as of the date such plan is terminated. In the event that the Company 401(k) Plan is to be terminated, (i) the Company shall provide Parent with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable prior review and comment by Parent) not later than the day preceding the Closing Date and (ii) following the Effective Time and as soon as reasonably practicable following receipt of a favorable determination letter from the IRS on the termination of the Company 401(k) Plan, if applicable the assets thereof shall be distributed to the participants, and Parent shall, to the extent permitted by Parent’s 401(k) plan (the “Parent 401(k) Plan”), cause the Parent 401(k) Plan to accept from the Company 401(k) Plan the “direct rollover” of the account balance (including, subject to the next sentence, the in-kind rollover of promissory notes evidencing all outstanding loans that are not in default) of each Continuing Employee who participated in the Company 401(k) Plan as of the date such plan is terminated and who elects such direct rollover in accordance with the terms of the Company 401(k) Plan and the Code. The Company and Parent shall cooperate in good faith to work with the Company 401(k) Plan and Parent 401(k) Plan recordkeepers to develop a process and procedure for effecting the in-kind direct rollover of promissory notes evidencing participant loans from the Company 401(k) Plan to the Parent 401(k) Plan, and the obligation of the Parent 401(k) Plan to accept the direct rollover of loan promissory notes is conditioned on the development of a loan rollover process and procedure that is acceptable to the respective recordkeepers. In the event that a process and procedure acceptable to the Company 401(k) Plan and Parent 401(k) Plan recordkeepers for effecting the in-kind rollover of loan promissory notes is agreed upon, the Company and Parent shall take any and all commercially reasonable actions needed to permit each Continuing Employee with an outstanding loan balance under the Company 401(k) Plan as of the Closing Date to continue to make scheduled loan payments to the Company 401(k) Plan after the Closing, pending the distribution and in-kind rollover of such promissory notes evidencing such loans, so as to prevent, to the extent reasonably possible, a deemed distribution or loan offset with respect to such outstanding loans.

(g)         The provisions of this Section 4.9 are solely for the benefit of the parties and nothing in this Section 4.9 or elsewhere in this Agreement, expressed or implied, is intended to or shall be construed to create a right in any employee of the Company or any of the Company Subsidiaries any right, benefit or remedy of any nature whatsoever, including to employment or continued employment with Parent, the Surviving Corporation or any of their respective Subsidiaries or any right to a particular term or condition of employment or any right to any specific compensation or benefits, nor shall interfere with or restrict in any way the rights of Parent or any of its Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Company or any of their respective Affiliates and the Continuing Employee. Nothing in this Agreement shall be deemed to constitute an establishment, adoption, amendment, modification or termination of, or to, any compensation or benefit plan, program, agreement or arrangement of Parent, the Company or their respective Affiliates. Nothing herein shall be construed to limit the right of Parent, the Surviving Corporation or any of their respective Subsidiaries to establish, adopt, amend, modify or terminate any Parent Plan, any Company Plan or any other employee benefit plan, program, policy, agreement or arrangement. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 4.9 shall create any third party rights, benefits or remedies of any nature whatsoever in any current or former employee of the Company or any of the Company Subsidiaries (or any beneficiaries or dependents thereof) or any other Person that is not a party to this Agreement; provided, however, that the foregoing shall not limit or otherwise affect the right of any Continuing Employee who is a party to a Change of Control Agreement as an intended third-party beneficiary of Section 4.9(c) as set forth therein.

4.10       Certain Tax Matters.

(a)         For U.S. federal income tax purposes, (i) the parties hereto intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder (the “Intended Tax Treatment”) and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), to which Parent, Merger Sub and the Company are parties under Section 368(b) of the Code.

(b)         The parties hereto (i) shall use their respective reasonable best efforts to cause the Merger to qualify, and will not take any action or cause any action to be taken which action would reasonably be expected to prevent the Merger from qualifying, for the Intended Tax Treatment and (ii) shall not take any tax reporting position inconsistent with the treatment of the Merger as a ‘reorganization’ within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a ‘determination’ within the meaning of Section 1313(a) of the Code (or any similar state, local or non-U.S. Legal Requirement).

(c)         Each of the parties hereto shall use its reasonable best efforts to obtain (i) the Parent Closing Tax Opinion and (ii) the Company Closing Tax Opinion, (or copies of such opinions, as applicable) including by delivering to Skadden and B&M (or to another nationally recognized tax advisor or counsel, as applicable), dated and executed as of the dates of the Parent Closing Tax Opinion and Company Closing Tax Opinion, a tax representation letter in substantially the forms set forth in Section 4.10(c) of the Parent Disclosure Schedule or Section 4.10(c) of the Company Disclosure Schedule, as applicable. Each of the parties hereto shall use its reasonable best efforts not to, and not permit any affiliate to, take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations and covenants made to counsel in the tax representation letters described in this Section 4.10(c).

4.11        Indemnification; Directors’ and Officers’ Insurance.

(a)        For a period of six (6) years after the Effective Time, Parent shall cause the Surviving Corporation to indemnify and hold harmless, and provide advancement of expenses to, to the fullest extent permitted by the Organizational Documents of the Company or any of the Company Subsidiaries in effect as of the date hereof, all current or former directors, officers, members and managers of the Company or any of the Company Subsidiaries, and any Person who at any time prior to the Effective Time was serving, at the written request of the Company or any of the Company Subsidiaries, as a director officer, member, or manager of another entity or as a fiduciary of a Company Plan (collectively, the “Indemnified Parties”) in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions in connection with the approval of this Agreement and the consummation of the Merger and the related transactions), whether asserted or claimed prior to, at or after the Effective Time, in connection with such service. The parties hereto agree that for six (6) years after the Effective Time all rights to elimination or limitation of liability, indemnification, exculpation or advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions in connection with the approval of this Agreement and the consummation of the Merger and the related transactions), whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in the Organizational Documents of the Company or any of the Company Subsidiaries or in any written agreement between the Company or any of the Company Subsidiaries and an Indemnified Party that is publicly filed with the SEC or set forth in Section 4.11(a) of the Company Disclosure Schedule shall survive the Merger and shall continue in full force and effect. For six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the provisions in: (i) the Organizational Documents of the Company and each of the Company Subsidiaries; and (ii) any other indemnification agreements of the Company or any of the Company Subsidiaries with any Indemnified Party, in each case, regarding exculpation, elimination or limitation of liability, indemnification and advancement of expenses that are in existence on the date of this Agreement and which have been made available to Parent, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the related transactions) without the consent of such Indemnified Party, except to the extent required by applicable Legal Requirement.

(b)         For a period of six (6) years following the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the Company’s policy(ies) of directors’ and officers’ liability insurance in effect as of immediately prior to the Closing (or a comparable replacement policy(ies)) (the “D&O Policy”) covering claims arising out of acts, omissions or other matters that occurred at or prior to the Effective Time (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated by this Agreement) and covering each of the Company and the Company Subsidiaries and their respective insured persons, in any case on terms with respect to coverage and amounts that are no less favorable to the insureds thereunder than the terms of the Company’s directors’ and officers’ liability insurance in effect as of immediately prior to the Closing; provided that Parent shall not be required to expend for such D&O Policy an aggregate annual cost in excess of three hundred percent (300%) of the aggregate annual cost of the Company’s directors’ and officers’ liability insurance in effect as of the date hereof (the “Maximum Amount”); and provided further that if the aggregate annual cost of the D&O Policy exceeds the Maximum Amount, then Parent shall cause the Surviving Corporation to maintain directors’ and officers’ liability insurance with the most favorable coverage available for a cost not exceeding the Maximum Amount. Notwithstanding anything to the contrary in this Agreement, in lieu of Parent’s obligations under the first sentence of this Section 4.11(b), the Company shall, at Parent’s request and in reasonable consultation with Parent, prior to the Effective Time, purchase six-year prepaid “tail” insurance on the D&O Policy covering claims arising out of acts, omissions or other matters that occurred at or prior to the Effective Time (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated by this Agreement) and covering each of the Company and the Company Subsidiaries and their respective insured persons, in any case, on terms with respect to coverage and amounts that are no less favorable to the insureds thereunder than the terms of the Company’s directors’ and officers’ liability insurance in effect as of immediately prior to the Closing; provided that Parent shall not be required to expend for such D&O “tail” insurance an aggregate cost in excess of the Maximum Amount; and provided further that if the aggregate cost of the D&O “tail” insurance exceeds the Maximum Amount, then the Company shall, in reasonable consultation with Parent, obtain the most favorable “tail” insurance available for a cost not exceeding the Maximum Amount (unless otherwise directed by Parent to exceed the Maximum Amount). In the event that the Company purchases such “tail” insurance, Parent shall cause the Surviving Corporation to maintain such “tail” insurance in full force and effect and continue to honor its obligations thereunder, in lieu of all other applicable obligations of Parent and the Surviving Corporation under the first sentence of this Section 4.11(b). Notwithstanding anything in this Section 4.11 to the contrary, if any Indemnified Party notifies Parent on or prior to the sixth anniversary of the Effective Time of a matter in respect of which such Person has sought indemnification pursuant to this Section 4.11, the provisions of this Section 4.11 that require the Surviving Corporation to indemnify and advance expenses shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.

(c)         The obligations under this Section 4.11 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Indemnified Party (or any other Person who is a beneficiary under the D&O Policy or the “tail” insurance referred to in Section 4.11(b) and any of such Person’s heirs, executors, beneficiaries or representatives) without the prior written consent of such affected Indemnified Party or other Person who is a beneficiary under the D&O Policy or the “tail” insurance referred to in Section 4.11(b) (and, after the death of any of the foregoing Persons, such Person’s heirs, executors, beneficiaries or representatives). Each of the Indemnified Parties or other Persons who are beneficiaries under the D&O Policy or the “tail” insurance referred to in Section 4.11(b) (and, after the death of any of the foregoing Persons, such Person’s heirs and representatives) are intended to be third party beneficiaries of this Section 4.11, with full rights of enforcement as if a party thereto. The rights of the Indemnified Parties (and other Persons who are beneficiaries under the D&O Policy or the “tail” insurance referred to in Section 4.11(b) (and their heirs and representatives)) under this Section 4.11 shall be in addition to, and not in substitution for, any other rights that such Persons may have under the Organizational Documents of the Company or any of the Company Subsidiaries, any and all indemnification agreements of or entered into by the Company or any of the Company Subsidiaries, or applicable Legal Requirements (whether at law or in equity).

(d)         In the event that Parent, the Surviving Corporation or any of its respective Subsidiaries (or any of their respective successors or assigns) shall consolidate or merge with any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, then in each case, to the extent necessary to protect the rights of the Indemnified Parties and other Persons who are beneficiaries under the D&O Policy or the “tail” insurance referred to in Section 4.11(b), proper provision shall be made so that the continuing or surviving corporation or entity (or its successors or assigns, if applicable) shall assume the respective obligations of Parent, the Surviving Corporation or its Subsidiaries, as the case may be, set forth in this Section 4.11.

4.12       Stockholder Litigation. The Company shall as promptly as reasonably practicable provide Parent with written notice of, and copies of all pleadings and material correspondence relating to, any Legal Proceeding or threatened in writing Legal Proceeding against the Company or any of its Subsidiaries, directors or officers by any holder of shares of Company Common Stock arising out of or relating to this Agreement or the transactions contemplated by this Agreement, including the Form S-4 or the Proxy Statement/Prospectus (each, a “Transaction Litigation”), and shall keep Parent reasonably informed with respect to the status thereof. The Company shall provide Parent with the opportunity to participate, at Parent’s sole cost and expense, in the defense of any Transaction Litigation. For purposes of this Section 4.12, “participate” shall mean that the Company shall keep Parent reasonably apprised of the proposed strategy and other significant decisions with respect to any Transaction Litigation, and Parent may offer comments or suggestions with respect to such Transaction Litigation, which the Company shall consider in good faith; provided, that, the Company shall, subject to its consultation with Parent and good faith consideration of Parent’s views, control the defense, strategy, and settlement thereof. The Company shall not compromise, settle, or come to an arrangement regarding any Transaction Litigation without the prior written consent of Parent (not to be unreasonably withheld, conditioned, or delayed with respect to any such settlement that requires only the payment of monetary amounts by the Company).

4.13       Stock Exchange Listing and Delisting. Parent shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger, including the shares of Parent Common Stock to be issued upon the vesting and settlement of Company Converted RSUs, Company Converted PSUs and Company Converted MSUs, to be approved for listing (subject to notice of issuance) on Nasdaq at or prior to the Effective Time. Prior to the Effective Time, the Company shall cooperate with Parent and shall take all preparatory actions reasonably requested by Parent in connection therewith (including coordinating with Nasdaq to provide any required advance notice of the anticipated delisting of the Company Common Stock and preparing any filings required to be made with the SEC in connection with the deregistration of the Company Common Stock under the Exchange Act, including a Form 25 and a Form 15), to facilitate the delisting of the shares of Company Common Stock from Nasdaq and the deregistration of the Company Common Stock under the Exchange Act following the Effective Time. Following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, take all actions necessary to cause the shares of Company Common Stock to be delisted from Nasdaq and deregistered under the Exchange Act, including by causing the Surviving Corporation to (i) file (or request that Nasdaq file, as applicable) a Form 25 with the SEC to remove the Company Common Stock from listing on Nasdaq and terminate the registration of the Company Common Stock under Section 12(b) of the Exchange Act, and (ii) following the effectiveness of such Form 25, file a Form 15 with the SEC to suspend the Surviving Corporation’s reporting obligations under Section 15(d) of the Exchange Act, in each case as soon as practicable after the Effective Time.

4.14       Section 16 Matters. Prior to the Effective Time, the Parent Board and the Company Board, respectively, shall take all actions that may be required or appropriate to cause any dispositions of shares of Company Common Stock (including derivative securities with respect to shares of Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) in connection with the transactions contemplated by Article I by each individual who is, or as a result of the transactions contemplated by this Agreement will be, subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or is, or will as a result of the transactions contemplated by this Agreement become, subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

4.15       Director and Officer Resignations. If requested by Parent in writing at least five (5) Business Days before the Closing, the Company shall cause to be delivered to Parent prior to the Closing resignations, in form and substance reasonably satisfactory to Parent, executed by each director and officer of the Company and each Company Subsidiary in office as of immediately prior to the Effective Time, in each case, conditioned and effective upon the Effective Time.

4.16       Takeover Statutes. If any antitakeover or similar statute or regulation is or may become applicable to the transactions contemplated by this Agreement, each of the parties hereto and its respective Board of Directors shall (a) grant any approvals and take all any actions necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise act to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated by this Agreement.

4.17        Treatment of Company Indebtedness.

(a)        The Company shall use reasonable best efforts to (i) take any actions that may be required by the Company Indentures and the Company Convertible Note Hedge Obligations, as applicable, to be performed by the Company prior to the Effective Time, including, without limitation, as a result of the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, including, as may be applicable, (A) the giving of any notices, announcements, certificates, opinions, documents or instruments that the Company may be required to give prior to the Effective Time and (B) preparing any supplemental indentures required in connection with the Merger and the other transactions contemplated by this Agreement and the consummation thereof to be executed and delivered to the applicable trustee at or prior to the Effective Time, in form and substance reasonably satisfactory to the applicable trustee and Parent and (C) delivering any opinions of counsel required to be delivered on or prior to the Effective Time and any officer’s certificates or other documents or instruments, as may be necessary to comply with all of the terms and conditions of the Company Indentures in connection with the Merger and the other transactions contemplated by this Agreement and (ii) provide to Parent reasonable prior notice of any such action, including, without limitation, drafts reasonably in advance of documents to be provided in connection with such actions and shall consider in good faith any comments from Parent thereto. In addition, until the Effective Time, the Company shall use reasonable best efforts to provide customary cooperation reasonably requested by Parent in connection with such requirements of the Company Indentures and the Company Convertible Note Hedge Obligations, as applicable, as may be required, or as Parent may deem desirable to undertake, in connection with the consummation of the Merger or the other transactions contemplated hereby.

(b)         Upon Parent’s request, prior to the Effective Time, the Company shall use reasonable best efforts to (i) engage in discussions with each of BNP Paribas, Deutsche Bank AG, London Branch (through its agent Deutsche Bank Securities, Inc.), The Toronto-Dominion Bank (represented by TD Securities (USA) LLC as its agent) and UBS AG, London Branch (represented by UBS Securities LLC as its agent), respectively (the “Capped Call Dealers”), with respect to, and cooperate with Parent to obtain the consent of each Capped Call Dealer for, the termination, settlement, cancellation, adjustment, modification and/or payment (in each case in whole or in part) of, as applicable, at or as promptly as practicable following the Effective Time, the Company Convertible Note Hedge Obligations, as applicable, and (ii) involve Parent in any discussions or negotiations with the Capped Call Dealers with respect to the termination, settlement, cancellation, adjustment, modification and/or payment (in each case in whole or in part) of, as applicable, the Company Convertible Note Hedge Obligations in connection with the consummation of the Merger. Prior to the Effective Time, the Company shall not (i) make any amendments, modifications or other changes to the terms of, or agree to any adjustment under or amounts due upon termination, cancellation or early settlement of any of the Company Convertible Note Hedge Obligations or (ii) exercise any right it may have to terminate, or cause the early settlement or cancellation of, any of the Company Convertible Note Hedge Obligations, without the prior written consent of Parent. The Company will promptly (and, in any event, within two (2) business days) provide to Parent a copy of any written notice received from a Capped Call Dealer in connection with the Company Convertible Note Hedge Obligations (including any written notice with respect to any determination, adjustment, cancellation, termination, exercise, settlement or computation in connection with the Company Convertible Note Hedge Obligations).

(c)          For the avoidance of doubt, subject to Section 4.2(a), nothing contained herein shall prohibit the Company from issuing shares of Company Common Stock upon conversion of the Company Convertible Notes in accordance with and as required by the terms of the Company Convertible Notes Indenture, and complying with the terms of the Company Convertible Note Hedge Obligations in connection therewith, and nothing herein shall require the Company to effect a termination, repurchase or settlement of the Company Convertible Notes or the Company Convertible Note Hedge Obligations prior to the Closing; provided, however, that the Company will not make any settlement election (other than a deemed election of the “Default Settlement Method”) under the Company Convertible Notes Indenture or the Company Convertible Note Hedge Obligations without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

(d)        Upon Parent’s request and at Parent’s sole cost and expense (including with respect to principal of and interest on the Company Senior Notes), the Company (i) shall use reasonable best efforts to exercise its right to redeem, discharge, defease or make an offer to repurchase the Company Senior Notes (or any combination thereof) in accordance with the terms of the Company Senior Notes and the Company Senior Notes Indenture, any such redemption, discharge, defeasance or repurchase to be effective at the Effective Time or such later time as Parent may request, including, as may be applicable, the giving of any notices, announcements, certificates, opinions, documents or instruments that the Company may be required to give to effect such action pursuant to the terms of the Company Senior Notes and the Company Senior Notes Indenture, and (ii) shall provide Parent with drafts reasonably in advance of documents to be provided in connection with any such action and shall consider in good faith any comments from Parent thereto. Notwithstanding the foregoing, nothing in this Section 4.17 shall require the Company or any of the Company Subsidiaries to pay or deposit any amounts required to redeem, discharge, defease or repurchase the Company Senior Notes prior to the Effective Time, except to the extent such amounts and related expenses have been previously provided by Parent to the Company or the Company Subsidiaries, as applicable, in accordance with this Agreement.

(e)          The Company shall use reasonable best efforts to deliver to Parent no later than the Closing Date (i) an executed payoff letter with respect to the Company Credit Agreement (the “Payoff Letter”) in form and substance customary for transactions of this type (and drafts at least five (5) Business Days prior to the Closing Date), from the administrative agent thereunder, which Payoff Letter together with any related release documentation shall, among other things, include the amount required to discharge the indebtedness owing thereunder (the “Credit Facility Payoff Amount”) and provide for the termination of commitments thereunder and the release of liens granted in connection therewith on the assets and properties of the Company and the Company Subsidiaries upon the payment of the Credit Facility Payoff Amount (such discharge, termination and release, the “Credit Facility Termination”), and (ii) all lien release documentation necessary to effect the release of any Liens and other security interests related to the Company Credit Agreement. Notwithstanding anything herein to the contrary, the Company shall not be required to cause the Credit Facility Termination to be effective unless and until the Effective Time has occurred and, if requested by the Company, Parent has provided or caused to be provided to the Company funds in an amount necessary to pay in full the Credit Facility Payoff Amount and to provide required cash collateral for any outstanding letters of credit thereunder.

4.18       Notification of Certain Events.

(a)         Each of the Company and Parent shall, as promptly as reasonably practicable, notify the other party: (i) upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate, or of any failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the applicable condition to the Merger would reasonably be expected to fail to be satisfied; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of the notifying party set forth herein or the conditions to the obligations of the other party to consummate the Merger, or the remedies available to the parties hereto; or (ii) to the extent the Company has knowledge of such notice or communication, of any written communication from any Person alleging that the consent of such Person is required in connection with the Merger, and the failure to obtain such consent would reasonably be expected to have a material impact on the Company and the Company Subsidiaries, taken as a whole, or the combined company.

(b)         The Company shall, in connection with the preparation of each of its quarterly financial statements during the period between the date of this Agreement and the Effective Time, determine whether both of the following conditions are satisfied as of the last day of the applicable fiscal quarter: (i) the Company’s distributor weeks of inventory as of such date exceeds 1.15 times the average distributor weeks of inventory for the trailing twelve (12)-month period ending on such date; and (ii) the aggregate value of the Company’s inventory as of such date (determined in accordance with GAAP applied on a basis consistent with the Company’s past practice) exceeds 1.15 times the average aggregate value of the Company’s inventory for the trailing twelve (12)-month period ending on such date. If both conditions set forth in clauses (i) and (ii) above are satisfied as of the last day of any such fiscal quarter, the Company shall notify Parent as promptly as reasonably practicable following the date on which such determination is made. For the avoidance of doubt, (A) no notification shall be required under this Section 4.18(b) unless both conditions set forth in clauses (i) and (ii) above are simultaneously satisfied as of the last day of the applicable fiscal quarter and (B) providing such notification shall be the Company’s sole obligation with respect to such conditions (i.e., the existence of such conditions shall not in and of themselves constitute a breach of this Agreement).

(c)        The failure by a party to deliver any notice pursuant to this Section 4.18 shall not affect any of the conditions set forth in Article V or factor into whether any right to terminate under Article VI may arise unless such failure was due to such party’s intentional and material breach of the preceding terms of this Section 4.18.

ARTICLE V
CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE MERGER

5.1        Conditions Precedent to Each Party’s Obligations. The obligations of each party to effect the Merger and otherwise cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction or waiver by Parent and the Company, in whole or in part (to the extent permitted by applicable Legal Requirements), as of the Closing, of each of the following conditions:

(a)          Effectiveness of Registration Statement. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Form S-4 Registration Statement, and no proceedings for that purpose shall have been commenced or be threatened in writing by the SEC that has not been withdrawn.

(b)          Company Stockholder Approval. The Required Company Stockholder Vote shall have been obtained.

(c)         Governmental Approvals. (i) Any waiting period (or any agreed upon extension of any waiting period or commitment not to consummate the Merger for any period of time) applicable to the consummation of the Merger under any applicable Antitrust Law identified in Section 5.1(c) of the Parent Disclosure Schedule shall have expired or been terminated by the relevant Governmental Entity, and there shall be no pending agreement between Parent and any Governmental Entity not to close; (ii) any Governmental Authorization required to be obtained with respect to such Antitrust Laws identified in Section 5.1(c) of the Parent Disclosure Schedule shall have been obtained and shall remain in full force and effect; and (iii) any Governmental Authorization required under any applicable FDI Laws identified in Section 5.1(c) of the Parent Disclosure Schedule shall have been obtained and shall be in full force and effect.

(d)        Listing. The shares of Parent Common Stock to be issued pursuant to the Merger, including the shares of Parent Common Stock to be issued upon the vesting and settlement of Company Converted RSUs, Company Converted PSUs or Company Converted MSUs, shall have been approved for listing (subject to notice of issuance) on Nasdaq.

(e)         Absence of Relevant Legal Restraints. No Legal Requirement or Order shall have been entered, issued or adopted by any court of competent jurisdiction or other Governmental Entity of competent jurisdiction and remain in effect, in either case preventing, enjoining or making illegal the consummation of the Merger (it being understood and agreed by the parties that only a court of competent jurisdiction or other Governmental Entity in the jurisdictions identified in Section 5.1(c) of the Parent Disclosure Schedule shall constitute a court of competent jurisdiction or other Governmental Entity for purposes of this Section 5.1(e)) (each, a “Relevant Legal Restraint”).

5.2        Additional Conditions Precedent to Parent’s Obligations. The obligation of Parent to cause the Merger to be effected and otherwise cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction or waiver by Parent, as of the Closing, of each of the following conditions:

(a)         Accuracy of Representations. (i) The representations and warranties of the Company contained in Sections 2.2(a), 2.2(b) and 2.8(a) shall have been true and accurate in all respects (other than, with respect to Sections 2.2(a) and 2.2(b), for de minimis inaccuracies) at and as of the date hereof and shall be true and accurate (other than, with respect to Sections 2.2(a) and 2.2(b), for de minimis inaccuracies) at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be true and accurate, other than, with respect to Sections 2.2(a) and 2.2(b), for de minimis inaccuracies, as of such particular date or period of time); (ii) the representations and warranties of the Company contained in Section 2.1(a), Section 2.4, Section 2.5, Section 2.6(a)(i) (solely with respect to the Company’s Organizational Documents), Section 2.22 and Section 2.25 (A) that are qualified by “Company Material Adverse Effect” shall have been true and accurate in all respects and (B) that are not qualified by “Company Material Adverse Effect” shall have been true and accurate in all material respects, in each case at and as of the date hereof and at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be true and accurate in all respects or in all material respects, as applicable, as of such particular date or period of time); provided, however, that, in the case of clause (ii)(B), for purposes of determining the accuracy of such representations and warranties, all materiality and similar qualifications set forth in such representations and warranties shall be disregarded; and (iii) the representations and warranties of the Company set forth in this Agreement (other than those representations and warranties referred to in the foregoing clauses (i) and (ii)) shall have been true and accurate in all respects at and as of the date hereof and shall be true and accurate in all respects at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and accurate as of such particular date or period of time), except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that, in the case of this clause (iii), for purposes of determining the accuracy of such representations and warranties, all materiality, “Company Material Adverse Effect” and similar qualifications set forth in such representations and warranties shall be disregarded.

(b)          Performance of Covenants. The Company shall have complied with or performed in all material respects all of the obligations, covenants and agreements that the Company is required to comply with or perform at or prior to the Closing.

(c)         No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Effects that, individually or in the aggregate, have constituted or resulted in a Company Material Adverse Effect that is continuing.

(d)       Certificate. Parent shall have received a certificate, dated as of the Closing Date and executed by the Chief Executive Officer or Chief Financial Officer of the Company, confirming that the conditions set forth in Section 5.2(a), Section 5.2(b) and Section 5.2(c) have been duly satisfied.

(e)          Closing Tax Opinions. Parent shall have received (i) the Parent Closing Tax Opinion and (ii) a copy of the Company Closing Tax Opinion.

5.3      Additional Conditions Precedent to Company’s Obligations. The obligation of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver by the Company, as of the Closing, of each of the following conditions:

(a)         Accuracy of Representations. (i) The representations and warranties of Parent contained in Section 3.2(a), 3.2(b) and Section 3.7(a) shall have been true and accurate in all respects (other than, with respect to Section 3.2(a) and 3.2(b), for de minimis inaccuracies) at and as of the date hereof and shall be true and accurate (other than, with respect to Section 3.2(a) and 3.2(b), for de minimis inaccuracies) at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be true and accurate, other than, with respect to Section 3.2(a) and 3.2(b), for de minimis inaccuracies, as of such particular date or period of time); (ii) the representations and warranties of Parent and Merger Sub contained in Section 3.1(a), Section 3.4, Section 3.5(a)(i) (solely with respect to Parent’s Organizational Documents), Section 3.12 and Section 3.14 (A) that are qualified by “Parent Material Adverse Effect” shall have been true and accurate in all respects and (B) that are not qualified by “Parent Material Adverse Effect” shall have been true and accurate in all material respects, in each case at and as of the date hereof and at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be true and accurate in all respects or in all material respects, as applicable, as of such particular date or period of time); provided, however, that, in the case of clause (ii)(B), for purposes of determining the accuracy of such representations and warranties, all materiality and similar qualifications set forth in such representations and warranties shall be disregarded; and (iii) the representations and warranties of Parent and Merger Sub set forth in this Agreement (other than those representations and warranties referred to in the foregoing clauses (i) and (ii)) shall have been true and accurate in all respects at and as of the date hereof and shall be true and accurate in all respects at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and accurate as of such particular date or period of time), except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; provided, however, that, in the case of this clause (iii), for purposes of determining the accuracy of such representations and warranties, all materiality, “Parent Material Adverse Effect” and similar qualifications set forth in such representations and warranties shall be disregarded.

(b)       Performance of Covenants. Parent shall have complied with or performed in all material respects all of the obligations, covenants and agreements that Parent is required to comply with or perform at or prior to the Closing.

(c)        No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Effects that, individually or in the aggregate, have constituted or resulted in a Parent Material Adverse Effect that is continuing.

(d)         Certificate. The Company shall have received a certificate, dated as of the Closing Date and executed by the Chief Executive Officer or Chief Financial Officer of Parent, confirming that the conditions set forth in Section 5.3(a), Section 5.3(b) and Section 5.3(c) have been duly satisfied.

(e)         Closing Tax Opinions. The Company shall have received (i) the Company Closing Tax Opinion, and (ii) a copy of the Parent Closing Tax Opinion.

ARTICLE VI
TERMINATION

6.1          Termination. This Agreement may be terminated and the Merger may be abandoned:

(a)          by mutual written consent of Parent and the Company at any time prior to the Effective Time;

(b)          by Parent or the Company if the Merger shall not have been consummated by 11:59 PM, Pacific Time, on June 25, 2027 (such date and time, as may be extended pursuant to this Section 6.1(b), the “End Date”); provided, however, that if, as of the End Date then in effect, any of the conditions to the Closing set forth in Section 5.1(c) or Section 5.1(e) (solely if the applicable Relevant Legal Restraint relates to any Antitrust Laws or FDI Laws) has not been satisfied or waived but all other conditions to Closing set forth in Sections 5.1, 5.2 and 5.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, so long as such conditions are reasonably capable of being satisfied if the Closing were to occur on the End Date then in effect) or waived, then the End Date shall automatically be extended, without any action on the part of any party hereto, by three (3) months from the End Date then in effect; provided, further, that the End Date shall not be automatically extended pursuant to the immediately preceding proviso more than three (3) times; provided, further, that if the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article V (other than those conditions that by their nature are to be satisfied at the Closing, so long as such conditions are reasonably capable of being satisfied if the Closing were to occur on the End Date) occurs less than five (5) Business Days prior to the End Date, the End Date shall be deemed extended to the date that is five (5) Business Days following the date of satisfaction or waiver of the last to be satisfied or waived of such conditions; and provided, further, that a party shall not be permitted to terminate this Agreement pursuant to this Section 6.1(b) if the material breach by such party of any of such party’s obligations, covenants or agreements under this Agreement shall have been the primary cause of the failure of the Effective Time to have occurred on or before the End Date;

(c)        by Parent or the Company at any time prior to the Effective Time if a Relevant Legal Restraint permanently preventing, enjoining or making illegal the consummation of the Merger shall have become final and non-appealable; provided, that, the party seeking to terminate the Agreement shall have used reasonable best efforts to prevent the entry of and to remove such Relevant Legal Restraint in accordance with Section 4.6; and provided, further, that a party shall not be permitted to terminate this Agreement pursuant to this Section 6.1(c) if the material breach by such party of any of such party’s obligations, covenants or agreements under Section 4.6 shall have been the primary cause of the events specified in this clause (c);

(d)         by Parent at any time prior to obtaining the Required Company Stockholder Vote if the Company Board shall have failed to include the Company Board Recommendation in the Proxy Statement/Prospectus or shall have made a Company Change in Recommendation;

(e)         by the Company, at any time prior to obtaining the Required Company Stockholder Vote, in the event that (i) the Company Board shall have authorized the Company to enter into a definitive agreement relating to a Superior Proposal; (ii) concurrently with the termination of this Agreement, the Company enters into the definitive agreement relating to a Superior Proposal and pays Parent the Company Termination Fee payable to Parent pursuant to Section 6.3(a); and (iii) the Company has otherwise complied in all material respects with the provisions of Section 4.3 and Section 4.5;

(f)         by either Parent or the Company if: (i) the Company Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and (ii) the Required Company Stockholder Vote shall not have been obtained;

(g)         by Parent if: (i) any of the Company’s representations and warranties contained in this Agreement shall be inaccurate such that the condition set forth in Section 5.2(a) would not be satisfied; or (ii) any of the Company’s obligations, covenants and agreements contained in this Agreement shall have been breached such that the condition set forth in Section 5.2(b) would not be satisfied; provided, however, that for purposes of clauses (i) and (ii) above, if an inaccuracy in any of the Company’s representations and warranties or a breach of a covenant of the Company is curable by the Company by the End Date and the Company is continuing to exercise reasonable best efforts to cure such inaccuracy or breach, then Parent may not terminate this Agreement under this Section 6.1(g) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of thirty (30) days commencing on the date that the Company receives written notice of such inaccuracy or breach from Parent; provided, further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 6.1(g) if Parent is then in breach of any of its representations, warranties, obligations, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 5.3(a) or Section 5.3(b); or

(h)         by the Company if: (i) any of Parent’s representations and warranties contained in this Agreement shall be inaccurate such that the condition set forth in Section 5.3(a) would not be satisfied; or (ii) any of Parent’s obligations, covenants and agreements contained in this Agreement shall have been breached such that the condition set forth in Section 5.3(b) would not be satisfied; provided, however, that for purposes of clauses (i) and (ii) above, if an inaccuracy in any of Parent’s representations and warranties or a breach of a covenant of Parent is curable by Parent by the End Date and Parent is continuing to exercise reasonable best efforts to cure such inaccuracy or breach, then the Company may not terminate this Agreement under this Section 6.1(h) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of thirty (30) days commencing on the date that Parent receives written notice of such inaccuracy or breach from the Company; provided, further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 6.1(h) if the Company is then in breach of any of its representations, warranties, obligations, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 5.2(a) or Section 5.2(b).

The party seeking to terminate this Agreement pursuant to this Section 6.1 shall give written notice of such termination to the other parties in accordance with Section 7.8 specifying the provision of this Agreement pursuant to which such termination is effected. Notwithstanding anything to the contrary herein, this Agreement may not be terminated after the Effective Time.

6.2        Effect of Termination. In the event of the termination of this Agreement as provided in Section 6.1, this Agreement shall be of no further force or effect with no liability to any Person on the part of any party to this Agreement (or any of its Representatives or Affiliates); provided, however, that: (a) the penultimate sentence of Section 4.1(a), this Section 6.2, Section 6.3 and Article VII shall survive the termination of this Agreement and shall remain in full force and effect; and (b) the termination of this Agreement shall not relieve any party from any liability for any fraud or any intentional and material breach of this Agreement. For purposes of this Agreement, “intentional and material breach” means a material breach that is a consequence of an act undertaken by the breaching party with the knowledge that the taking of such act, or failure to act, would, or would be reasonably expected to, result in a material breach of this Agreement. The Non-Disclosure Agreement, the Clean Team Agreement and the Joint Defense Agreement shall not be affected by a termination of this Agreement.

6.3          Termination Fees.

(a)         If this Agreement is terminated by the Company pursuant to Section 6.1(e), by Parent pursuant to Section 6.1(d), or by either Parent or the Company pursuant to Section 6.1(b) or Section 6.1(f) at a time when Parent would have been entitled to terminate this Agreement pursuant to Section 6.1(d), then, within two (2) Business Days after the termination of this Agreement (or, in the case of a termination pursuant to Section 6.1(e), at or prior to termination), the Company shall cause to be paid to Parent the Company Termination Fee.

(b)        If this Agreement is terminated by Parent or the Company pursuant to Section 6.1(f), or by Parent pursuant to Section 6.1(g) (or by the Company or Parent pursuant to Section 6.1(b) at a time when this Agreement could have been terminated pursuant to Section 6.1(f) or Section 6.1(g)), and: (i) at or prior to the Company Stockholder Meeting (in the case of a termination pursuant to Section 6.1(f)), or at or prior to the time of the applicable breach by the Company (in the case of a termination pursuant to Section 6.1(g)), any Person shall have publicly announced an intention to make an Acquisition Proposal, or an Acquisition Proposal shall have been publicly disclosed, publicly announced, commenced, submitted or made and shall not have been publicly withdrawn without qualification at least five (5) Business Days prior to the date of the Company Stockholder Meeting, in the case of a termination pursuant to Section 6.1(f), or the time of such breach, in the case of a termination pursuant to Section 6.1(g); and (ii) on or prior to the date that is twelve (12) months following the termination of this Agreement, either (A) an Acquisition Transaction is consummated or (B) a definitive agreement relating to an Acquisition Transaction is entered into by the Company (it being understood that, for purposes of this clause (B), each reference to “twenty percent (20%)” in the definition of “Acquisition Transaction” in Exhibit A shall be deemed to be a reference to “fifty percent (50%)”), then, on the date of the earlier of the consummation of such Acquisition Transaction or entering into a definitive agreement relating to an Acquisition Transaction, the Company shall cause to be paid to Parent the Company Termination Fee.

(c)          If this Agreement is terminated (i) by Parent or the Company pursuant to Section 6.1(b) or Section 6.1(c) (but, with respect to Section 6.1(c), if relating to the matters set forth in Section 5.1(c)), and as of the time of such termination, the only conditions to Closing set forth in Sections 5.1, 5.2 and 5.3 that have not been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, so long as such conditions would have been capable of being satisfied if the Closing were to occur on the date the notice of termination is delivered) are those set forth in Section 5.1(c) and Section 5.1(e) (with respect to Section 5.1(e), if relating primarily to the matters set forth in Section 5.1(c)), or (ii) by the Company pursuant to Section 6.1(h)(ii) due to Parent’s or Merger Sub’s material breach of Section 4.6 which results in any of the conditions to Closing set forth in Section 5.1(c) and Section 5.1(e) (with respect to Section 5.1(e), if such Closing condition failure relates to the matters set forth in Section 5.1(c)) being incapable of being satisfied by the End Date, then, within two (2) Business Days following such termination, Parent shall cause to be paid to the Company the Regulatory Termination Fee; provided, that, the Regulatory Termination Fee shall not be payable pursuant to this Section 6.3(c) if the Company shall have materially breached any of its obligations under Section 4.6 primarily relating to the matters set forth in Section 5.1(c) or Section 5.1(e) (with respect to Section 5.1(e), if relating primarily to the matters set forth in Section 5.1(c)) and such breach shall have been the primary cause of the failure of the conditions set forth in Section 5.1(c) or Section 5.1(e) (with respect to Section 5.1(e), if such Closing condition failure relates to the matters set forth in Section 5.1(c)) to be satisfied by the End Date.

(d)        Any Company Termination Fee due and payable by the Company under this Section 6.3 shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent. For the avoidance of doubt, the Company Termination Fee shall be payable by the Company only once and not in duplication even though the Company Termination Fee may be payable by the Company under one or more provisions hereof. If the Company fails to pay the Company Termination Fee when due and payable by the Company, then the Company shall pay to Parent interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal) in effect on the date such amount was originally required to be paid, and the Company shall pay the costs and expenses (including reasonable and documented legal fees and out-of-pocket expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken by Parent to collect payment. The parties agree that if the Company Termination Fee becomes payable pursuant to the terms of this Agreement by, and is paid by, the Company, then such Company Termination Fee shall be Parent’s sole and exclusive remedy for damages against the Company and its Affiliates and its and their Representatives in connection with this Agreement, and in no event will Parent or any other person seek to recover any other money damages or seek any other remedy based on a claim in law or equity for any reason in connection with this Agreement; provided, that, payment of the Company Termination Fee will not relieve the Company from liability for any fraud or any intentional and material breach of this Agreement. Nothing in this Section 6.3(d) or Section 6.3(e) shall limit the rights of Parent, Merger Sub or the Company under Section 7.11 (or otherwise with respect to injunctive or similar relief), in each case prior to the termination of this Agreement.

(e)        Any Regulatory Termination Fee due and payable by Parent under this Section 6.3 shall be paid by wire transfer of immediately available funds to an account designated in writing by the Company. For the avoidance of doubt, the Regulatory Termination Fee shall be payable by Parent only once and not in duplication even though a termination fee may be payable by Parent under one or more provisions hereof. If Parent fails to pay the Regulatory Termination Fee, as applicable, when due and payable by Parent, then Parent shall pay to the Company interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the Company) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal) in effect on the date such amount was originally required to be paid, and Parent shall pay the costs and expenses (including reasonable and documented legal fees and out-of-pocket expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken by the Company to collect payment. The parties agree that if the Regulatory Termination Fee becomes payable pursuant to the terms of this Agreement by, and is paid by, Parent, then such Regulatory Termination Fee shall be the Company’s sole and exclusive remedy for damages against Parent, Merger Sub and their respective Affiliates and its and their Representatives in connection with this Agreement, and in no event will the Company or any other person seek to recover any other money damages or seek any other remedy based on a claim in law or equity for any reason in connection with this Agreement; provided, that, payment of the Regulatory Termination Fee will not relieve Parent from liability for any fraud or any intentional and material breach of this Agreement.

(f)          Notwithstanding anything in this Agreement to the contrary, (i) in the event this Agreement is terminated by the Company for any reason at a time when Parent would have had the right to terminate this Agreement and receive the Company Termination Fee, Parent shall be entitled to receipt of the Company Termination Fee that would have been (or would have subsequently become) payable had Parent terminated this Agreement at such time, and (ii) in the event this Agreement is terminated by Parent for any reason at a time when the Company would have had the right to terminate this Agreement and receive the Regulatory Termination Fee, the Company shall be entitled to receipt of the Regulatory Termination Fee, as applicable, that would have been (or would have subsequently become) payable had the Company terminated this Agreement at such time.

(g)        Each of the parties acknowledges that the agreements contained in this Section 6.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the parties would not enter into this Agreement.

ARTICLE VII
MISCELLANEOUS PROVISIONS

7.1         Amendment. This Agreement may be amended at any time prior to the Effective Time (whether before or after receipt of the Required Company Stockholder Vote) by an instrument in writing signed on behalf of each of the parties hereto; provided, however, after the Required Company Stockholder Vote has been received, no amendment shall be made which by applicable Legal Requirement or regulation of Nasdaq requires further approval of the stockholders of the Company without the further approval of such stockholders.

7.2          Waiver.

(a)        Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party or parties entitled to the benefits thereof only by a written instrument signed by the party granting such waiver. Any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(b)         No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy. No single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

7.3         No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, or contained in any certificate, schedule or document delivered pursuant to this Agreement or in connection with any of the transactions contemplated by this Agreement, shall survive the Effective Time. This Section 7.3 shall not limit any covenant or agreement contained in this Agreement that by its terms is to be performed in whole or in part after the Effective Time.

7.4         Entire Agreement; Non-Reliance; Third-Party Beneficiaries.

(a)       This Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule, the Non-Disclosure Agreement, the Clean Team Agreement and the Joint Defense Agreement constitute the entire agreement and supersede all prior and contemporaneous agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof.

(b)        Without limiting the generality of Section 7.4(a), except for the representations and warranties expressly contained in Article II and the certificate delivered pursuant to Section 5.2(d): (i) Parent and Merger Sub acknowledge and agree that the Company has not made and is not making any representations or warranties, express or implied, whatsoever regarding the Company, any of its Affiliates, any of its or their respective Representatives, any of the Company’s businesses or operations in connection with this Agreement, any subject matter of this Agreement or any other matter, express or implied, that none of Parent, Merger Sub or any Parent Subsidiary or any of their respective Representatives is relying on, and none of the foregoing has relied on, in connection with each of Parent and Merger Sub’s entry into this Agreement and agreement to consummate the transactions contemplated hereby or otherwise, any representations or warranties, express or implied, whatsoever regarding the Company, any of its Affiliates, any of its or their respective Representatives, any of the Company’s businesses or operations in connection with this Agreement, any subject matter of this Agreement or any other matter, express or implied, except for the representations and warranties expressly set forth in Article II of this Agreement and the certificate delivered pursuant to Section 5.2(d), and that no Representative of the Company or any other Person has made or is making any such representations or warranties except for the representations and warranties expressly set forth in Article II of this Agreement and the certificate delivered pursuant to Section 5.2(d); and (ii) without limiting the foregoing, Parent and Merger Sub acknowledge and agree that (x) the Company has not made and is not making any representations or warranties whatsoever regarding, (y) neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or their respective Representatives or Affiliates or any other Person resulting from Parent’s, Merger Sub’s or their respective Representatives’ or Affiliates’ use of, and (z) none of Parent, Merger Sub, or their respective Representatives has relied on, (A) any forecasts, projections, estimates or budgets discussed with, delivered to or made available to Parent or Merger Sub or to any of their Representatives, or otherwise (including in certain “data rooms,” “virtual rooms,” management presentations or in any form in expectation of, or in connection with, the transactions contemplated hereby) regarding the future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company or any Company Subsidiary or the future business and operations of the Company or any Company Subsidiary or (B) oral or written information made available to Parent or Parent’s Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(c)        Without limiting the generality of Section 7.4(a), except for the representations and warranties expressly contained in Article III and the certificate delivered pursuant to Section 5.3(d): (i) the Company acknowledges and agrees that each of Parent and Merger Sub has not made and is not making any representations or warranties, express or implied, whatsoever regarding Parent, Merger Sub, any of their respective Affiliates, any of its or their respective Representatives, any of Parent’s businesses or operations in connection with this Agreement, any subject matter of this Agreement or any other matter, express or implied, that none of the Company, its Subsidiaries or any of their respective Representatives is relying on, and none of the foregoing has relied on, in connection with the Company’s entry into this Agreement and agreement to consummate the transactions contemplated hereby or otherwise, any representations or warranties, express or implied, whatsoever regarding Parent, Merger Sub, any of their respective Affiliates, any of its or their respective Representatives, any of Parent’s businesses or operations in connection with this Agreement, any subject matter of this Agreement or any other matter, express or implied, except for the representations and warranties expressly set forth in Article III of this Agreement and the certificate delivered pursuant to Section 5.3(d), and that no Representative of Parent or any other Person has made or is making any such representations or warranties except for the representations and warranties expressly set forth in Article III of this Agreement and the certificate delivered pursuant to Section 5.3(d); and (ii) without limiting the foregoing, the Company acknowledges and agrees that (x) none of Parent or Merger Sub has made and is not making any representations or warranties whatsoever regarding, (y) none of Parent, Merger Sub nor any other Person will have or be subject to any liability or other obligation to the Company or their Representatives or Affiliates or any other Person resulting from the Company’s or their Representatives’ or Affiliates’ use of and (z) none of the Company, its Subsidiaries or any of their respective Representatives has relied on, (A) any forecasts, projections, estimates or budgets discussed with, delivered to or made available to the Company or to any of the Company’s Representatives, or otherwise (including in certain “data rooms,” “virtual rooms,” management presentations or in any form in expectation of, or in connection with, the transactions contemplated hereby) regarding the future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Parent or any Parent Subsidiary or the future business and operations of Parent or any Parent Subsidiary or (B) any oral or written information made available to the Company or the Company’s Affiliates or Representatives in the course of their due diligence investigation of Parent, Merger Sub, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(d)         Parent, the Company and Merger Sub agree that their respective representations and warranties set forth in this Agreement are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than Parent, the Company, and Merger Sub and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement, except as set forth in Section 7.7; provided, that, prior to the Effective Time, the Company shall have the right, on behalf of the holders of shares of Company Common Stock, Company RSUs, Company PSUs and Company MSUs to pursue claims for damages (which may include damages based on the loss of the economic benefits of the Merger taking into account the amount of Merger Consideration and the loss of premium offered to such holders) under this Agreement in the event of fraud or any intentional and material breach of this Agreement by Parent or Merger Sub to the fullest extent provided by Section 261(a)(1) of the DGCL, it being agreed that in no event shall any such holder be entitled to directly enforce any rights. Without limiting the generality of the foregoing, Parent and Merger Sub acknowledge and agree that any failure of Parent or Merger Sub to cause the Merger to be effective following the satisfaction of the conditions set forth in Article V will be deemed to constitute an intentional and material breach of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with this Agreement without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(e)          Notwithstanding the foregoing, nothing in this Section 7.4 shall restrain, limit, restrict or prohibit any claim based on fraud.

7.5          Governing Law; Jurisdiction.

(a)        This Agreement is made under, and shall be construed and enforced in accordance with, the laws of the State of Delaware applicable to agreements made and to be performed solely therein (including the procedural and the laws relating to the statute of limitations), without giving effect to any law or principle the application of which would result in the law of another jurisdiction governing the terms of this Agreement. Each of the parties hereto: (i) consents to and submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, a federal court sitting in Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement; (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court; (iii) shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (iv) shall not bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Person with respect thereto.

(b)        EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LEGAL REQUIREMENTS ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. Each of the parties hereto acknowledges that it and the other parties have been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 7.5.

7.6         Payment of Expenses. Whether or not the Merger is consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the transactions contemplated hereby; provided, however, that Parent shall pay all filing fees under the HSR Act and under any other applicable Antitrust Laws.

7.7        Assignability; Parties in Interest. This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Agreement shall not be assignable by any party, in whole or in part, by operation of law or otherwise, without the express prior written consent of the other parties hereto. Except for (i) the provisions of Article I (which, from and after the Effective Time, shall be for the benefit of Persons who are holders of shares of Company Common Stock immediately prior to the Effective Time and holders of Company RSUs, Company PSUs and Company MSUs), (ii) Section 4.11 (which, from and after the Effective Time shall be for the benefit of the Indemnified Parties and the other Persons identified therein), (iii) Section 7.4(d) (which, prior to the Effective Time, shall be for the benefit of Persons who are holders of shares of Company Common Stock immediately prior to the Effective Time and holders of Company RSUs, Company PSUs and Company MSUs to the extent provided therein), and (iv) Section 4.9(c) (which shall be for the benefit of the Continuing Employees who are parties to Change of Control Agreements, and their respective heirs, executors, administrators, legal representatives, successors and assigns, to the extent provided therein), nothing in this Agreement (including Section 4.9), express or implied, is intended to or shall confer upon any Person, other than the parties hereto, any right, benefit or remedy of any nature.

7.8         Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly given and made as follows: (a) if sent by registered or certified mail in the United States, return receipt requested, then such communication shall be deemed duly given and made upon receipt; (b) if sent by nationally recognized overnight air courier (such as DHL or Federal Express), then such communication shall be deemed duly given and made two (2) Business Days after being sent; and (c) if sent by electronic mail, when transmitted (provided, that, no “bounce back” or similar message of non-delivery is received with respect thereto (but excluding any “out of office” or similar automatic response)), provided, that, such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

if to Parent or Merger Sub:

ON Semiconductor Corporation
5701 N. Pima Road
Scottsdale, Arizona 85250
Attention:	Chief Legal Officer
Email:	As set forth in Section 7.8 of the Parent Disclosure Schedule with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1400
Palo Alto, CA 94301
Attention:	Michael J. Mies Christopher P. Hammond
Email:	michael.mies@skadden.com
christopher.hammond@skadden.com

if to the Company:

Synaptics Incorporated
1109 McKay Drive
San Jose, CA 95131
Attention:	General Counsel
Email:	As set forth in Section 7.8 of the Company Disclosure Schedule with a copy (which shall not constitute notice) to:

Baker & McKenzie LLP
600 Hansen Way
Palo Alto, CA 94304
Attention:	Leif King; Derek Liu; Aarthi Belani; Piotr Korzynski
Email:	leif.king@bakermckenzie.com
derek.liu@bakermckenzie.com
aarthi.belani@bakermckenzie.com
piotr.korzynski@bakermckenzie.com

7.9         Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

7.10     Counterparts. This Agreement may be executed and delivered (including by facsimile or other form of electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or other electronic delivery shall be sufficient to bind the parties to the terms and conditions of this Agreement.

7.11       Specific Performance. Each of the parties hereto agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, in addition to any other remedy that a party hereto may have under law or in equity, in the event of any breach or threatened breach by Parent, Merger Sub or the Company of any covenant or obligation of such party contained in this Agreement, the other parties shall be entitled to obtain (a) an Order of specific performance to enforce the observance and performance of such covenant; and (b) an injunction restraining such breach or threatened breach. In the event that any action is brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives the defense or counterclaim, that there is an adequate remedy at law. Each party hereto further agrees that no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 7.11, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

7.12        Disclosure Schedules.

(a)         The Company Disclosure Schedule has been arranged, for purposes of convenience only, in separate sections and subsections corresponding to the Sections and subsections of Article II and, as applicable, Article IV (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein; provided that any disclosure set forth with respect to any particular section shall be deemed to be disclosed in reference to all other applicable sections of this Agreement if the relevance of such disclosure to the other section is reasonably apparent on its face). No reference to or disclosure of any item or other matter in the Company Disclosure Schedule shall be construed, in and of itself, as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedule. The information set forth in the Company Disclosure Schedule is disclosed solely for purposes of this Agreement, and no information set forth therein shall be deemed, in and of itself, to be an admission by any party hereto to any third party of any matter whatsoever, including any violation of Legal Requirement or breach of any Contract.

(b)        The Parent Disclosure Schedule has been arranged, for purposes of convenience only, in separate sections and subsections corresponding to the Sections and subsections of Article III and, as applicable, Article IV (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein; provided that any disclosure set forth with respect to any particular section shall be deemed to be disclosed in reference to all other applicable sections of this Agreement if the relevance of such disclosure to the other section is reasonably apparent on its face). No reference to or disclosure of any item or other matter in the Parent Disclosure Schedule shall be construed, in and of itself, as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Parent Disclosure Schedule. The information set forth in the Parent Disclosure Schedule is disclosed solely for purposes of this Agreement, and no information set forth therein shall be deemed, in and of itself, to be an admission by any party hereto to any third party of any matter whatsoever, including any violation of Legal Requirement or breach of any Contract.

7.13       Construction.

(a)         For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. If a term is defined as one part of speech, it shall have a corresponding meaning when used as another part of speech.

(b)         The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)        As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation,” and the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear.

(d)          For purposes of this Agreement, any reference to a Legal Requirement shall include any rules and regulations promulgated thereunder.

(e)          Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement.

(f)          All references in this Agreement to “$” are intended to refer to United States dollars.

(g)         Any statement in the Agreement to the effect that any information, document or other material has been “made available” by the Company shall mean that such information, document or material was, at least twenty-four (24) hours prior to the date of this Agreement: (a) uploaded to the virtual data room maintained by the Company in connection with the transactions contemplated by the Agreement, (b) publicly filed with the SEC or (c) otherwise delivered, provided or made available (under reasonable conditions) to Parent or any of Parent’s Representatives (with receipt thereof confirmed by Parent or Parent’s Representatives). Any statement in the Agreement to the effect that any information, document or other material has been “made available” by Parent shall mean that such information, document or material was, at least twenty-four (24) hours prior to the date of this Agreement: (i) uploaded to the virtual data room maintained by Parent in connection with the transactions contemplated by the Agreement, (ii) publicly filed with the SEC or (iii) otherwise delivered, provided or made available (under reasonable circumstances) to the Company or any of the Company’s Representatives (with receipt thereof confirmed by the Company or the Company Representatives).

(h)         The table of contents and headings to this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement. The Exhibits, Schedules and Annexes attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

ON SEMICONDUCTOR CORPORATION

By:	/s/ Hassane El-Khoury
Name:	Hassane El-Khoury
Title:	President and Chief Executive Officer

SONIC ACQUISITION CORP.

By:	/s/ Paul Dutton
Name:	Paul Dutton
Title:	Senior Vice President, Legal and Secretary

[Signature Page to Agreement and Plan of Reorganization]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

SYNAPTICS INCORPORATED

By:	/s/ Rahul Patel
Name:	Rahul Patel
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Reorganization]

EXHIBIT A
Definitions

For purposes of the Agreement (including this Exhibit A):

“Acquisition Proposal” shall mean any offer, indication of interest or proposal (other than an offer or proposal made or submitted by or on behalf of Parent or any of its Subsidiaries) contemplating, involving or otherwise relating to any Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction or series of related transactions (other than the Merger or any transaction solely involving the Company and wholly owned Company Subsidiaries): (a) involving any merger, consolidation, amalgamation, share exchange, business combination, joint venture, reorganization or other similar transaction involving the Company; (b) (i) in which any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquires beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing twenty percent (20%) or more of the outstanding voting power of the Company; or (ii) in which the Company or any of the Company Subsidiaries issues securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing twenty percent (20%) or more of the outstanding voting power of the Company (after giving effect to such transaction); (c) involving any sale, exchange, transfer, acquisition or disposition of twenty percent (20%) or more of the consolidated assets (measured by book value or fair market value) (including equity securities of any Company Subsidiaries and any entity surviving any merger or combination including any of them) of the Company and the Company Subsidiaries, taken as a whole, or of any business or businesses (or the assets of any business or businesses, including equity securities of any Company Subsidiaries and any entity surviving any merger or combination including any of them) that constitute or account for twenty percent (20%) or more of the consolidated revenues or net income or assets of the Company and the Company Subsidiaries, taken as a whole; (d) involving any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquiring beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for such securities) representing twenty percent (20%) or more of the outstanding voting power of the Company; or (e) involving any combination of the foregoing types of transactions if the sum of the percentage of the voting power of the Company or of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, involved is twenty percent (20%) or more.

“Affiliate” shall mean, with respect to any Person, any other Person that directly or indirectly controls, is directly or indirectly controlled by or is directly or indirectly under common control with such first Person.

“Anti-Corruption Laws” shall mean the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010 or its predecessor laws, or any other Legal Requirements concerning corrupt payments applicable to the Company or any Company Subsidiary.

“Anti-Money Laundering Laws” shall mean the Money Laundering Control Act of 1986, the USA PATRIOT Act, the UK Proceeds of Crime Act 2002 or any other Legal Requirements concerning the prevention of money laundering, terrorist financing, or financial recordkeeping and reporting relating to same applicable to the Company or any Company Subsidiary.

“Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Legal Requirements issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Average Parent Stock Price” shall mean the average of the volume weighted average trading prices per share of Parent Common Stock on Nasdaq (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties) on each of the five (5) consecutive Trading Days ending on (and including) the Trading Day that is three (3) Trading Days prior to the date of the Effective Time.

“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which banking institutions in New York, New York, are authorized or required by Legal Requirements to be closed.

“Change of Control Agreements” shall mean each of those certain Change of Control Agreements entered into between the Company and its officers, as set forth in the Company SEC Documents, and the employment agreement between the Company and its Chief Executive Officer.

“Clean Team Agreement” shall mean the Clean Team Agreement, dated June 6, 2026, by and between the Company and Semiconductor Components Industries, LLC.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Company 10-K” shall mean any prior Annual Report of the Company on Form 10-K filed with the SEC.

“Company Board” shall mean the board of directors of the Company.

“Company Closing Tax Opinion” shall mean a written opinion from Baker & McKenzie LLP (“B&M”) (or another nationally recognized tax advisor or counsel if B&M is unable or unwilling to issue such written opinion), dated as of the Closing Date, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, and substantially in the form set forth in Section 4.10(c) of the Company Disclosure Schedule, to the effect that the Merger will qualify for the Intended Tax Treatment. In rendering such opinion, B&M (or another nationally recognized tax advisor or counsel, as applicable) shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations, warranties and covenants set forth in certificates of officers of Parent, Merger Sub and the Company, in substantially the forms set forth in Section 4.10(c) of the Parent Disclosure Schedule and Section 4.10(c) of the Company Disclosure Schedule.

“Company Common Stock” shall mean the common stock, par value $0.001 per share, of the Company.

“Company Convertible Note Hedge Obligations” shall mean, collectively, (i) the Base Capped Call Transaction Confirmations, dated November 14, 2024, and (ii) the Additional Capped Call Transaction Confirmations, dated November 22, 2024, in each case, between the Company and each of BNP Paribas, Deutsche Bank AG, London Branch (through its agent Deutsche Bank Securities, Inc.), The Toronto-Dominion Bank (represented by TD Securities (USA) LLC as its agent) and UBS AG, London Branch (represented by UBS Securities LLC as its agent), respectively.

“Company Convertible Notes” shall mean the 0.75% Convertible Senior Notes due 2031 issued by the Company under the Company Convertible Notes Indenture.

“Company Convertible Notes Indenture” shall mean that certain Indenture, dated as of November 19, 2024, between the Company and U.S. Bank Trust Company, National Association, as trustee, including each amendment, modification or supplement thereto.

“Company Credit Agreement” shall mean that certain Second Amended and Restated Credit Agreement, dated as of March 11, 2021, by and among the Company, the lenders from time to time party thereto, and Wells Fargo Bank, National Association, as administrative agent, including each amendment, modification or supplement thereto.

“Company Equity Agreements” shall mean the Company Inducement Plans, the Company Incentive Plan (in each case, together with all grant agreements evidencing Company RSUs, Company MSUs and Company PSUs) and the Company ESPP.

“Company Equity Awards” shall mean the Company RSUs, Company MSUs, and Company PSUs.

“Company ESPP” shall mean the Company’s Amended and Restated 2019 Employee Stock Purchase Plan.

“Company Incentive Plan” shall mean the Company’s Amended and Restated 2019 Equity and Incentive Compensation Plan.

“Company Indentures” shall mean the Company Convertible Notes Indenture and the Company Senior Notes Indenture.

“Company Inducement Plans” shall mean the Company’s 2019 and 2025 Inducement Equity Plans, as amended.

“Company IP” shall mean all Intellectual Property Rights owned, or purported to be owned, by the Company or any Company Subsidiary.

“Company Material Adverse Effect” shall mean any state of facts, circumstance, condition, event, change, development, occurrence, result, effect, action or omission (each, an “Effect”) that (i) has had a material adverse effect on the business, condition (financial or otherwise), assets and liabilities (taken together), or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) prevents, materially impairs, materially impedes or materially delays (including delaying past the End Date) the consummation of the Merger and the other transactions contemplated hereby on or before the End Date; provided, however, that with respect to clause (i) only, no Effect to the extent resulting from or arising out of any of the following shall be deemed to constitute, or be taken into account in determining the existence of, a Company Material Adverse Effect: (A) any changes in general economic, political, financial or regulatory conditions (or changes or disruptions therein) in the United States or any other country or region in the world, or conditions in the global economy generally, including changes in securities, credit, debt, capital, banking, currency, foreign exchange or other financial markets, interest or exchange rates, the price of any commodity, security or market index, tariffs or changes in geopolitical conditions; (B) any changes, conditions, effects or disruptions generally affecting the industries or markets in which the Company or any of the Company Subsidiaries operate; (C) any change, decline or increase in the market price or trading volume of, or suspension of trading in, the Company’s equity securities or other securities or indebtedness (it being understood that the underlying causes thereof may be taken into account if not otherwise excluded by another clause of this definition); (D) any failure by the Company or any of the Company Subsidiaries to meet any internal or public projections, forecasts, guidance, estimates, milestones, or internal or published financial or operating predictions of revenue, earnings, cash flow, cash position or other financial or business metrics for any period (it being understood that the underlying causes thereof may be taken into account if not otherwise excluded by another clause of this definition); (E) any changes in, or changes in the interpretation, enforcement or implementation of, applicable Legal Requirements, government policies, Orders (including related to Taxes) or GAAP or other accounting standards; (F) any changes in global, national, regional or local political, legislative or regulatory conditions, or the outbreak, continuation, escalation or worsening of war (whether or not declared), armed or unarmed hostilities or attacks, insurrection, sabotage, acts of terrorism, civil unrest, protests, blockades, embargoes, police actions or military conflicts; (G) any acts of God, natural or man made disasters, environmental events or force majeure events, including earthquakes, hurricanes, tsunamis, floods, mudslides, wild fires, tornadoes, storms, widespread power outages, nuclear incidents, pandemics, epidemics, disease outbreaks, public health emergencies, quarantines or other similar public health measures, and any governmental responses thereto; (H) the negotiation, execution, delivery, public announcement, pendency or consummation of this Agreement or the transactions contemplated hereby (including the Merger), including the identity of Parent, the Merger Sub or any of their respective controlled Affiliates, and any impact resulting therefrom on relationships, contractual or otherwise, with customers, suppliers, distributors, vendors, licensors, licensees, lenders, partners or employees (including any loss or departure of personnel), and any costs or expenses related thereto (provided that the exceptions in this clause (H) will not apply with respect to the representations and warranties contained in Section 2.6, or to Section 5.2(a) or Section 6.1(g) to the extent related to such portions of such representations and warranties); (I) any claims, actions or Legal Proceedings, including stockholder class actions or derivative litigation, arising from or to the extent relating to allegations of breach of fiduciary duty, violations of securities Laws, false or misleading disclosure, or otherwise, in each case arising out of or to the extent relating to this Agreement, the Merger or the transactions contemplated hereby; (J) any action taken or omitted to be taken by the Company or any of the Company Subsidiaries that is expressly required by this Agreement, or expressly prohibited by this Agreement, or taken at the written request, direction, consent or approval of Parent; or (K) any breach, violation or non performance of this Agreement by Parent or Merger Sub; provided, further, that any Effect described in clauses (A), (B), (E), (F), or (G) may be taken into account in determining whether a Company Material Adverse Effect has occurred if, and solely to the extent that, such Effect has a disproportionate adverse impact on the Company and the Company’s Subsidiaries, taken as a whole, as compared to other companies of comparable size operating in the same industries, geographies and markets (and, in such case, only to the extent of such disproportionate adverse impact).

“Company MSUs” shall mean market stock units representing the right to vest in and be issued shares of Company Common Stock by the Company that are subject to vesting restrictions based on the Company’s relative market performance and continuing service.

“Company Permitted Encumbrances” shall mean: (a) Liens for Taxes or governmental assessments, charges or claims of payment not yet due and payable or which are being contested in good faith by appropriate proceedings, in each case for which adequate reserves have been established and maintained in accordance with GAAP; (b) vendors’, mechanics’, materialmen’s, carriers’, workers’, construction and other similar Liens arising or incurred in the ordinary course of business that are not yet due and payable or are being contested in good faith by appropriate proceedings and for which adequate reserves have been established and maintained in accordance with GAAP; (c) Liens, pledges or encumbrances arising from or otherwise relating to transfer restrictions under the securities laws of any jurisdiction; (d) non-exclusive licenses, immunities from suit, or covenants not to assert granted under or with respect to any Intellectual Property Rights; (e) pledges or deposits arising in the ordinary course of business to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (f) with respect to any Leased Real Property, Liens affecting the interest of the owner of the real property that is the subject of such applicable Leased Real Property; (g) Liens, encumbrances or imperfections of title which do not and would not reasonably be expected to, individually or in the aggregate, materially impair the use of the subject property as used by the Company and the Company Subsidiaries and (h) Liens arising under any Company Indentures or the Company’s existing credit facility (or any replacement or refinancing thereof in accordance with this Agreement); and (i) pledges, deposits or other Liens securing the performance of bids, trade contracts (other than contracts in respect of indebtedness), leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business.

“Company Plan” shall mean each compensation or benefit plan, program, scheme, policy, practice, contract, agreement or other arrangement, including, without limitation, any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and each other employment, incentive, bonus, deferred compensation, equity, equity-based, medical, dental, vision, profit-sharing, insurance, indemnity, employee counseling, employee assistance, unemployment compensation, welfare, wellness, legal services, retirement, supplemental retirement, retention, termination, pension, severance, transaction bonus, change in control, employee loan, paid time-off, stock purchase, stock bonus, stock option, stock appreciation rights, stock-based rights, fringe benefit, or other employee benefit plan, scheme, policy, practice, contract, agreement, program or other arrangement, whether or not in writing and whether or not funded, in each case, which the Company or any Company Subsidiary sponsors, maintains, or contributes to for the benefit of its current or former employees, directors or other individual service providers (or any beneficiaries or dependents thereof) or with respect to which the Company or any Company Subsidiary has any liability; provided, that, any governmental plan or program requiring the mandatory payment of social insurance taxes or similar contributions to a governmental fund with respect to the wages of an employee will not be considered a “Company Plan”.

“Company Products” shall mean any and all products and services that are or have been since January 1, 2024 marketed, offered, sold, licensed, provided, distributed or supported by the Company or any Company Subsidiary.

“Company PSUs” shall mean performance stock units representing the right to vest in and be issued shares of Company Common Stock by the Company that are subject to vesting restrictions based on the Company’s performance and continuing service.

“Company RSUs” shall mean restricted stock units representing the right to vest in and be issued shares of Company Common Stock by the Company that are subject to vesting restrictions based on continuing service.

“Company Senior Notes” shall mean the 4.000% Senior Notes due 2029 issued by the Company under the Company Senior Notes Indenture.

“Company Senior Notes Indenture” shall means that certain Indenture, dated as of March 11, 2021, among the Company, Company Subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as trustee, including each amendment, modification or supplement thereto.

“Company Subsidiary” shall mean any direct or indirect Subsidiary of the Company.

“Company Termination Fee” shall mean an amount in cash equal to Two Hundred Thirty-Five Million dollars ($235,000,000).

“Contract” shall mean any contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense, guaranty, security agreement, franchise or other legally binding instrument, commitment, agreement or obligation, whether oral or in writing.

“DGCL” shall mean the Delaware General Corporation Law, as amended.

“Enforceability Limitations” shall mean (a) applicable bankruptcy, insolvency (including all Legal Requirements related to fraudulent transfers), fraudulent conveyance, reorganization, moratorium, the relief of debtors, and other similar Legal Requirements, now or hereafter in effect, of general applicability relating to or affecting creditors’ rights and remedies generally, (b) rules of law governing specific performance, injunctive relief and other equitable remedies, and (c) legal limitations on the enforceability of provisions requiring indemnification against liabilities under securities laws in connection with the offering, sale or issuance of securities.

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity (including any Governmental Entity).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean each entity that. together with the Company, is treated as a single employer within the meaning of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” shall mean 1.350.

“Export Control Laws” shall mean (a) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 2778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701– 1706), Section 999 of the Internal Revenue Code, Title 19 of the U.S. Code, the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4852), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (b) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.

“FDI Laws” shall mean any Legal Requirements designed or intended to prohibit, restrict or regulate on national security or public order grounds actions by foreigners or non-domiciled persons to acquire interests in domestic equities, securities, entities, assets, land or interests.

“Form S-4 Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Parent Share Issuance (including, if elected by Parent, the issuance of Parent Common Stock in respect of Company Converted RSUs, Company Converted PSUs and Company Converted MSUs), as such registration statement may be amended prior to the time it is declared effective by the SEC.

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Authorization” shall mean any franchise, grants, easement, variance, exception, consent, certificate, approval, clearance, permission, permit, license, registration, qualification, expiration of applicable waiting periods, or authorization granted, or permitted in the case of expiration of applicable waiting periods, by any Governmental Entity.

“Governmental Entity” shall mean any federal, state, local or foreign governmental authority, any transnational governmental organization or any court of competent jurisdiction, arbitral, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property Rights” shall mean any and all common law or statutory rights anywhere in the world arising under or associated with: (i) patents, patent applications, statutory invention registrations, registered designs, industrial designs and design patents, and similar or equivalent rights in inventions and designs, and all intellectual property rights therein provided by international treaties and conventions, including all divisions, continuations, continuations-in-part, reissues, renewals, re-examinations, provisionals and extensions thereof (“Patents”); (ii) trademarks, service marks, trade dress, trade names, company names, logos and other designations of origin, and the goodwill associated with any of the foregoing, together with any registrations and applications for registration thereof (“Marks”); (iii) URL and domain name registrations, uniform resource locators, and Internet Protocol addresses, social media handles and other names, identifiers and locators associated with Internet addresses, sites and services; (iv) copyrights and any other equivalent rights in works of authorship (including intellectual property rights in Software as a work of authorship), whether registered or unregistered, moral rights, and any other rights of authors, and any registrations and applications for registration thereof (“Copyrights”); (v) mask work rights (as defined in the Semiconductor Chip Protection Act, 17 U.S.C. § § 901-914) and any other intellectual property right in semiconductor topology or mask works, and any registration therefore (“Mask Work Rights”); (vi) trade secrets and industrial secret rights, proprietary know-how, and confidential and proprietary data and business or technical information, including any ideas, formulas, compositions, inventions (whether patentable or not and however documented), processes, techniques, specifications, business plans, proposals, designs, technical data, invention disclosures, customer data, financial information, pricing and cost information, bills of material or other similar information (“Trade Secrets”); (vii) rights in databases and data collections (including rights (if any) in design databases, knowledge databases, customer lists and customer databases) under the laws of the United States or any other jurisdiction, whether registered or unregistered, and any applications for registration therefore; and (viii) other similar or equivalent intellectual property rights anywhere in the world.

“IRS” shall mean the United States Internal Revenue Service.

“knowledge of Company” shall mean the actual knowledge, after reasonable inquiry, of the individuals listed in the “Definitions” Annex of the Company Disclosure Schedule as of the date of this Agreement.

“knowledge of Parent” shall mean the actual knowledge, after reasonable inquiry, of the individuals listed in the “Definitions” Annex of the Parent Disclosure Schedule as of the date of this Agreement.

“Legal Proceeding” shall mean any legal or administrative proceeding, lawsuit, arbitration, mediation, court action, or other proceeding before any court or public or private body or tribunal or other Governmental Entity.

“Legal Requirement” or “Law” shall mean any law, statute, rule or regulation adopted or promulgated by any Governmental Entity.

“Lien” shall mean, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or limitation on transfer (other than such a limitation arising under federal, state or foreign securities laws) in respect of such property or asset, in each case, other than licenses under or covenants not to assert Intellectual Property Rights. A Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, finance lease or other title retention agreement relating to such property or asset.

“Most Recent Company 10-K” shall mean the Company 10-K for the year ended June 28, 2025 (filed with the SEC on August 21, 2025).

“Most Recent Company Balance Sheet” shall mean the balance sheet of the Company as of March 28, 2026.

“Most Recent Parent 10-K” shall mean Parent’s Annual Report on Form 10-K for the year ended December 31, 2025 (filed with the SEC on February 9, 2026).

“Most Recent Parent Balance Sheet” shall mean the balance sheet of Parent as of April 3, 2026.

“Non-Disclosure Agreement” shall mean that certain mutual non-disclosure agreement, dated as of April 13, 2026, by and between the Company and Semiconductor Components Industries, LLC, a wholly-owned subsidiary of Parent.

“Non-Vested MSU” shall have the meaning given such term under the relevant granting Company Equity Agreement of each Company MSU.

“OFAC” shall mean the U.S. Department of the Treasury, Office of Foreign Assets Control.

“Open Source” shall mean any Software that is distributed as “free software,” “open source software” or under a similar licensing or distribution model (an “Open Source License”), including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License, or any other license described by the Open Source Initiative as set forth on www.opensource.org.

“Order” shall mean any order, decision, judgment, writ, injunction, stipulation, award, or decree, issued by any Governmental Entity.

“Organizational Documents” shall mean, with respect to any Entity: (a) if such Entity is a corporation, such Entity’s certificate or articles of incorporation, by-laws and similar organizational documents, as amended; (b) if such Entity is a limited liability company, such Entity’s certificate or articles of formation and operating agreement, as amended; and (c) if such Entity is a limited partnership, such Entity’s certificate or articles of formation and limited partnership agreement, as amended.

“Outbound Investment Rules” shall mean Part 850 of Title 31 of the Code of Federal Regulations.

“Parent 2027 Convertible Notes” shall mean the 0% Convertible Senior Notes due 2027 issued by the Parent under the Indenture, dated as of May 14, 2021 between the Parent and Wells Fargo Bank, National Association, as trustee.

“Parent 2029 Convertible Notes” shall mean the 0.50% Convertible Senior Notes due 2029 issued by the Parent under the Indenture, dated as of February 28, 2023, between the Parent and Computershare Trust Company, National Association, as trustee.

“Parent 2031 Convertible Notes” shall mean the 0% Convertible Senior Notes due 2031 issued by the Parent under the Indenture, dated as of May 11, 2026, between the Parent and Computershare Trust Company, National Association, as trustee.

“Parent Board” shall mean the board of directors of Parent.

“Parent Closing Tax Opinion” shall mean a written opinion from Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) (or another nationally recognized tax advisor or counsel if Skadden is unable or unwilling to issue such written opinion), dated as of the Closing Date, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, and substantially in the form set forth in Section 4.10(c) of the Parent Disclosure Schedule, to the effect that the Merger will qualify for the Intended Tax Treatment. In rendering such opinion, Skadden (or another nationally recognized tax advisor or counsel, as applicable) shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations, warranties and covenants set forth in certificates of officers of Parent, Merger Sub and the Company, in substantially the forms set forth in Section 4.10(c) of the Parent Disclosure Schedule and Section 4.10(c) of the Company Disclosure Schedule.

“Parent Common Stock” shall mean the common stock, par value $0.01 per share, of Parent.

“Parent Convertible Note Hedges” shall mean, collectively, (i) the privately negotiated convertible note hedge transactions, dated May 11, 2021 and May 17, 2021, entered into in connection with the Parent 2027 Convertible Notes, (ii) the privately negotiated convertible note hedge transactions, dated February 23, 2023, entered into in connection with the Parent 2029 Convertible Notes and (iii) the privately negotiated convertible note hedge transactions, dated May 6, 2026 and May 8, 2026, entered into in connection with the Parent 2031 Convertible Notes.

“Parent Convertible Note Warrants” shall mean, collectively, (i) the privately negotiated warrant transactions, dated May 11, 2021 and May 17, 2021, entered into in connection with the Parent 2027 Convertible Notes, (ii) the privately negotiated warrant transactions, dated February 23, 2023, entered into in connection with Parent 2029 Convertible Notes and (iii) the privately negotiated warrant transactions, dated May 6, 2026 and May 8, 2026, entered into in connection with Parent 2031 Convertible Notes.

“Parent Convertible Notes” shall mean, collectively, (i) the Parent 2027 Convertible Notes, (ii) the Parent 2029 Convertible Notes and (iii) the Parent 2031 Convertible Notes.

“Parent Employee” shall mean any officer or any other employee (full-time or part-time) of Parent or any of its Subsidiaries.

“Parent Equity Agreements” shall mean the Parent Equity Plan (together with all grant agreements evidencing Parent RSUs or Parent Options) and the Parent ESPP.

“Parent Equity Plan” shall mean Parent’s Amended and Restated Stock Incentive Plan.

“Parent ESPP” shall mean Parent’s 2000 Employee Stock Purchase Plan, as amended and restated.

“Parent IP” shall mean all Intellectual Property Rights owned, or purported to be owned, by Parent or any Parent Subsidiary.

“Parent Material Adverse Effect” shall mean any Effect that (i) has had a material adverse effect on the business, condition (financial or otherwise), assets and liabilities (taken together) or results of operations of Parent and the Parent Subsidiaries, taken as a whole, or (ii) prevents, materially impairs, materially impedes or materially delays (including delaying past the End Date) the consummation of the Merger and the other transactions contemplated hereby on or before the End Date; provided, however, that with respect to clause (i) only, no Effect to the extent resulting from or arising out of any of the following shall be deemed to constitute, or be taken into account in determining the existence of, a Parent Material Adverse Effect: (A) any changes in general economic, political, financial or regulatory conditions (or changes or disruptions therein) in the United States or any other country or region in the world, or conditions in the global economy generally, including changes in securities, credit, debt, capital, banking, currency, foreign exchange or other financial markets, interest or exchange rates, the price of any commodity, security or market index, tariffs, or changes in geopolitical conditions; (B) any changes, conditions, effects or disruptions generally affecting the industries or markets in which Parent or any of its Subsidiaries operate; (C) any change, decline or increase in the market price or trading volume of, or suspension of trading in, Parent’s equity securities or other securities or indebtedness (it being understood that the underlying causes thereof may be taken into account if not otherwise excluded by another clause of this definition); (D) any failure by Parent or any of the Parent Subsidiaries to meet any internal or public projections, forecasts, guidance, estimates, milestones or internal or published financial or operating predictions of revenue, earnings, cash flow, cash position or other financial or business metrics for any period (it being understood that the underlying causes thereof may be taken into account if not otherwise excluded by another clause of this definition); (E) any changes in, or changes in the interpretation, enforcement or implementation of, applicable Legal Requirements, government policies, Orders (including related to Taxes) or GAAP or other accounting standards; (F) any changes in global, national, regional or local political, legislative or regulatory conditions, or the outbreak, continuation, escalation or worsening of war (whether or not declared), armed or unarmed hostilities or attacks, insurrection, sabotage, acts of terrorism, civil unrest, protests, blockades, embargoes, police actions or military conflicts; (G) any acts of God, natural or man made disasters, environmental events or force majeure events, including earthquakes, hurricanes, tsunamis, floods, mudslides, wild fires, tornadoes, storms, widespread power outages, nuclear incidents, pandemics, epidemics, disease outbreaks, public health emergencies, quarantines or other similar public health measures, and any governmental responses thereto; (H) the negotiation, execution, delivery, public announcement, pendency or consummation of this Agreement or the transactions contemplated hereby (including the Merger), including the identity of the Company or any of its respective controlled Affiliates, and any impact resulting therefrom on relationships, contractual or otherwise, with customers, suppliers, distributors, vendors, licensors, licensees, lenders, partners or employees (including any loss or departure of personnel), and any costs or expenses related thereto (provided that the exceptions in this clause (H) will not apply with respect to the representations and warranties contained in Section 3.5, or to Section 5.3(a) or Section 6.1(h) to the extent related to such portions of such representations and warranties); (I) any claims, actions or Legal Proceedings, including stockholder class actions or derivative litigation, arising from or to the extent relating to allegations of breach of fiduciary duty, violations of securities Laws, false or misleading disclosure, or otherwise, in each case arising out of or to the extent relating to this Agreement, the Merger or the transactions contemplated hereby; (J) any action taken or omitted to be taken by Parent or any of its Subsidiaries that is expressly required by this Agreement, or expressly prohibited by this Agreement, or taken at the written request, direction, consent or approval of the Company; or (K) any breach, violation or non performance of this Agreement by the Company or any of its Affiliates; provided, further, that any Effect described in clauses (A), (B), (E), (F), or (G) may be taken into account in determining whether a Parent Material Adverse Effect has occurred if, and solely to the extent that, such Effect has a disproportionate adverse impact on Parent and Parent’s Subsidiaries, taken as a whole, as compared to other companies of comparable size operating in the same industries, geographies and markets (and, in such case, only to the extent of such disproportionate adverse impact).

“Parent Options” shall mean options to purchase shares of Parent Common Stock from Parent.

“Parent Permitted Encumbrances” shall mean: (a) Liens for Taxes or governmental assessments, charges or claims of payment not yet due and payable or which are being contested in good faith by appropriate proceedings, in each case for which adequate reserves have been established and maintained in accordance with GAAP; (b) vendors’, mechanics’, materialmen’s, carriers’, workers’, construction and other similar Liens arising or incurred in the ordinary course of business that are not yet due and payable or are being contested in good faith by appropriate proceedings and for which adequate reserves have been established and maintained in accordance with GAAP; (c) Liens, pledges or encumbrances arising from or otherwise relating to transfer restrictions under the securities laws of any jurisdiction; (d) non-exclusive licenses, immunities from suit, or covenants not to assert granted under or with respect to any Intellectual Property Rights; (e) Liens, encumbrances or imperfections of title which do not and would not reasonably be expected to, individually or in the aggregate, materially impair the use of the subject property as used by Parent and Parent’s Subsidiaries; (f) pledges or deposits arising in the ordinary course of business to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (g) with respect to any Leased Real Property, Liens affecting the interest of the owner of the real property that is the subject of such applicable Leased Real Property; (h) Liens arising under any Parent indentures or the Parent’s existing credit facility (or any replacement or refinancing thereof in accordance with this Agreement); and (i) pledges, deposits or other Liens securing the performance of bids, trade contracts (other than contracts in respect of indebtedness), leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business.

“Parent Plan” shall mean each compensation or benefit plan, program, scheme, policy, practice, contract, agreement or other arrangement, including, without limitation, any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and each other employment, incentive, bonus, deferred compensation, equity, equity-based, medical, dental, vision, profit-sharing, insurance, indemnity, employee counseling, employee assistance, unemployment compensation, welfare, wellness, legal services, retirement, supplemental retirement, retention, termination, pension, severance, transaction bonus, change in control, employee loan, paid time-off, stock purchase, stock bonus, stock option, stock appreciation rights, stock-based rights, fringe benefit, or other employee benefit plan, scheme, policy, practice, contract, agreement, program or other arrangement, whether or not in writing and whether or not funded, in each case, which Parent or any Parent Subsidiary sponsors, maintains, or contributes to for the benefit of its employees, consultants or directors; provided that any governmental plan or program requiring the mandatory payment of social insurance taxes or similar contributions to a governmental fund with respect to the wages of an employee will not be considered a “Parent Plan”.

“Parent Products” shall mean any and all products and services that are or have been since January 1, 2024 marketed, offered, sold, licensed, provided, distributed or supported by Parent or any Parent Subsidiary.

“Parent RSUs” shall mean restricted stock units representing the right to vest in and be issued shares of Parent Common Stock by Parent that are subject to vesting restrictions based on continuing service or based on performance.

“Parent Subsidiary” shall mean any direct or indirect Subsidiary of Parent.

“Person” shall mean any individual or Entity.

“Personal Data” shall mean any information about an identifiable natural person that alone or in combination with other information identifies, or could be used to identify, a natural person, and includes a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person, and any information that is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any applicable data protection Legal Requirement.

“Privacy Laws” shall mean each Legal Requirement applicable to Personal Data and/or direct marketing and advertising, profiling and tracking, e-mail, messaging and/or telemarketing, including, but not limited to, the General Data Protection Regulation (EU) 2016/679, the Data Protection Act 2018 (UK), the California Consumer Protection Act of 2018, and as amended, and the Payment Card Industry Data Security Standard.

“Prohibited Payment” shall mean (a) the use of any corporate funds, directly or indirectly, for any unlawful contributions, gifts, entertainment, or other unlawful expenses relating to any political activity; or (b) making, offering to make, promising to make or otherwise authorizing the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback, or any other payment or gift of money or anything of value to any officer, employee or ceremonial office holder of any government or instrumentality thereof, any political party or supranational organization, or to any other Person in violation of applicable Anti-Corruption Laws or Anti-Money Laundering Laws.

“Prohibited Person” shall mean any Person that is the target of Sanctions Laws, including (a) a Person that has been determined by a competent authority to be the subject of a prohibition on such conduct of any law, regulation, rule or executive order administered by OFAC; (b) the government, including any political subdivision, agency or instrumentality thereof, of any country against which the United States maintains comprehensive economic sanctions or embargoes (currently Iran, Cuba, North Korea, and the Crimea, Donetsk People’s Republic, and Luhansk People’s Republic regions of Ukraine, collectively “Sanctioned Territories”); (c) any Person that is owned or controlled by a government of a Sanctioned Territory; (d) any Person organized or resident in a Sanctioned Territory; (e) any Person that has been identified on the OFAC Specially Designated Nationals and Blocked Persons List (Appendix A to 31 C.F.R. Ch. V), as amended from time to time, or fifty percent (50%) or more of which is owned, directly or indirectly, by any such Person or Persons, or, where relevant under applicable Sanctions Laws, controlled by any such Person or Persons or acting for or on behalf of such Person or Persons; or (f) any Person that has been designated on any similar restricted party list or Order published by a Governmental Entity in the United States.

“Proxy Statement/Prospectus” shall mean the proxy statement/prospectus to be sent to the Company’s stockholders in connection with the Company Stockholder Meeting.

“Registered IP” shall mean all U.S., international or foreign (a) issued Patents and Patent applications, (b) registered Marks and applications to register Marks, (c) registered Copyrights and applications for Copyright registration, (d) registered Mask Work Rights and applications to register Mask Work Rights, (e) domain name registrations and (f) all other Intellectual Property Rights that are registered with, issued by or applied for by or with any Governmental Entity or other public or quasi-public legal authority (including domain name registrars), but excluding in each case, any such items that are abandoned, expired, withdrawn, or refused.

“Regulatory Termination Fee” shall mean an amount in cash equal to Three Hundred Twenty Million dollars ($320,000,000).

“Representatives” shall mean, with respect to a Person, all of the officers, directors, employees, consultants, legal representatives, agents, advisors, auditors, investment bankers, Affiliates and other representatives of such Person.

“Sanctions Laws” shall mean applicable economic or financial sanctions or trade embargoes imposed, administered, or enforced by relevant Governmental Entities, including those administered by OFAC or the U.S. Department of State, the European Union or its Member States, or His Majesty’s Treasury of the United Kingdom.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Software” shall mean any computer software, programs and databases in any applicable form, including object code, source code, firmware and embedded versions thereof tools, assemblers, applets, compilers, application programming interfaces, developers kits, utilities, bitstreams, graphical user interfaces, menus, images, icons, and forms, and all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, developer notes, comments and annotations related thereto.

An Entity shall be deemed to be a “Subsidiary” of another Person if such other Person directly or indirectly owns, beneficially or of record: (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or comparable governing body; or (b) at least fifty percent (50%) of the outstanding voting equity interests issued by such Entity.

“Superior Proposal” shall mean any bona fide written Acquisition Proposal made after the date of this Agreement that: (a) if consummated, would result in any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons (other than Parent) directly or indirectly becoming the beneficial owner of (i) any business or businesses that constitute or account for fifty percent (50%) or more of the consolidated net revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, or (ii) fifty percent (50%) or more of the outstanding total voting power of the equity securities of the Company; and (b) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor or advisors, taking into account such factors as the Company Board considers to be appropriate or relevant, including the timing, likelihood of consummation, confidentiality, legal, financial, regulatory, financing, form and tax treatment of consideration and other aspects of such Acquisition Proposal, including the identity of the Person making such Acquisition Proposal and likelihood of obtaining financing for such Acquisition Proposal, (i) is reasonably likely to be consummated on the terms proposed if accepted and (ii) if consummated would be more favorable to the holders of shares of Company Common Stock (including taking into account payment by the Company of the Company Termination Fee) from a financial point of view than the transactions contemplated by this Agreement (after giving effect to any revisions to the terms of the Agreement committed to in writing by Parent in response to such Acquisition Proposal pursuant to Section 4.5).

“Tax Returns” shall mean any and all returns, reports, elections, claims for refund, estimated Tax filings, declarations, certificates or other documents filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedules or attachments thereto, and any amendments thereof.

“Taxes” shall mean any and all U.S. federal, state, local and non-U.S. taxes, assessments, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity, including, without limitation, any income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, and license, registration and documentation fees, severance, occupation, environmental, disability, real property, personal property, registration, alternative or add-on minimum, escheat, or estimated tax, and including any interest, penalty, additions to tax and any additional amounts imposed with respect thereto, whether disputed or not.

“Technology” shall mean tangible embodiments of Intellectual Property Rights, including know-how, trade secrets and other proprietary information contained with, protecting, covering or relating to mask sets, wafers, products, development tools, algorithms, APIs, databases, data collections, Internet web sites, web content and links, diagrams, inventions, methods and processes (whether or not patentable), assembly designs, assembly methods, network configurations and architectures, proprietary information, protocols, layout rules, schematics, packaging and other specifications, Software (in any form, including source code, executable code, firmware, hardware configuration data, Verilog files, RTL code, Gerber files and GDSII files), concepts, techniques, test methods, interfaces, verification tools, technical documentation (including instruction manuals, samples, studies and summaries), annotations, comments, files, records, designs, bills of material, build instructions, test automation, test reports, performance data, optical quality data, routines, formulae, layout designs, topographies, blocks, libraries, circuit designs, test vectors, IP cores, net lists, emulation and simulation tools and reports, lab notebooks, invention disclosures, discoveries, improvements, prototypes, samples, studies, process flow, process module data, yield data, reliability data, engineering data, test results and all other forms of technical information and technology. Technology does not include Intellectual Property Rights, including any Intellectual Property Rights in any of the foregoing.

“Top Customer” shall mean (i) a top twenty (20) customer of the Company and the Company Subsidiaries, taken as a whole, based on revenues during the twelve (12) months ended June 28, 2025, and (ii) a top twenty (20) customer of the Company and the Company Subsidiaries, taken as a whole, based on expected revenues during the twelve (12) months ended June 25, 2026.

“Top Distributor” shall mean (i) a top ten (10) distributor of the Company and the Company Subsidiaries, taken as a whole, based on revenues during the twelve (12) months ended June 28, 2025, and (ii) a top ten (10) Distributor of the Company and the Company Subsidiaries, taken as a whole, based on expected revenues during the twelve (12) months ended June 25, 2026.

“Top Supplier” shall mean (i) a top ten (10) supplier of the Company and the Company Subsidiaries, taken as a whole, based on expenditures during the twelve (12) months ended June 28, 2025, and (ii) a top ten (10) Supplier of the Company and the Company Subsidiaries, taken as a whole, based on expected expenditures during the twelve (12) months ended June 25, 2026.

“Trading Day” shall mean a day on which shares of Parent Common Stock are traded on Nasdaq.

“Treasury Regulations” shall mean the regulations prescribed under the Code (including any temporary regulations, amended or successor provisions with respect to such regulations).

ADDITIONAL DEFINED TERMS INDEX

Agreement	4
Cancelled Shares	6
Capped Call Dealers	71
Certificate of Merger	5
Closing	5
Closing Date	5
Company	4
Company 401(k) Plan	66
Company Accelerated MSU	9
Company Accelerated MSU Payment	9
Company Accelerated PSU	8
Company Accelerated PSU Payment	8
Company Accelerated RSU	7
Company Accelerated RSU Payment	8
Company Board Recommendation	17
Company Book-Entry Shares	6
Company CapEx Budget	51
Company Capitalization Date	14
Company Change in Recommendation	58
Company Converted MSU	9
Company Converted PSU	8
Company Converted RSU	7
Company Disclosure Schedule	14
Company ESPP Rights	64
Company Financial Advisor	35
Company Permits	28
Company Registered IP	20
Company Returns	29
Company Stock Certificate	6
Company Stockholder Meeting	57
Continuing Employee	64
Credit Facility Payoff Amount	72
Credit Facility Termination	72
D&O Policy	68
Delaware Secretary	5
DTC	11
Effective Time	5
End Date	76
Environmental Law	35
Exchange Agent	10
Exchange Fund	10
Final Exercise Date	64
Foreign Plan	31
Fractional Share Cash Amount	7
Harmful Code	22
Indemnified Parties	67
Intended Tax Treatment	67
intentional and material breach	77
Intervening Event	59
IT Systems	22
Leased Real Property	23
Letter of Transmittal	11
Material Contract	24
Maximum Amount	68
Merger	4
Merger Consideration	6
Merger Sub	4
Nasdaq	19
Non-Budgeted Company Capital Expenditure	51
Parent	4
Parent 401(k) Plan	66
Parent Capitalization Date	36
Parent Disclosure Schedule	36
Parent Permits	42
Parent Registered IP	41
Parent Returns	43
Parent SEC Documents	39
Parent Share Issuance	38
Payoff Letter	72
Permitted Debt Modification	48
Real Property Leases	23
Regulatory Remedies	62
Relevant Legal Restraint	73
Required Company Stockholder Vote	17
Sanctioned Territories	A-12
Significant Company Subsidiary	16
Significant Parent Subsidiary	37
Superior Proposal Notice	58
Surviving Corporation	5
Transaction Litigation	69